As filed with the Securities and Exchange Commission on November 22, 2006

Registration No. 333-138462

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LEVEL 3 COMMUNICATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	1221, 4813	47-0210602
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1025 Eldorado Boulevard, Broomfield, Colorado 80021

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas C. Stortz, Esq.

Executive Vice President and Chief Legal Officer

1025 Eldorado Boulevard

Broomfield, Colorado 80021

(720) 888-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

John S. D’Alimonte David K. Boston Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099 (212) 728-8000	Scott Meza Jason Simon Alexei Cowett Greenberg Traurig LLP 1750 Tysons Boulevard, Suite 1200 McLean, VA 22102 (703) 749-1300

Approximate date of commencement of proposed offering:    As soon as practicable after this Registration Statement is declared effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee(3)
Common Stock, par value $.01 per share	148,147,013	N/A	765,159,121	$81,873

(1)	Includes an additional 481,725 shares of common stock, par value $0.01 per share (“Level 3 Common Stock”), of Level 3 Communications, Inc. to reflect an additional 359,201 shares of common stock, par value $0.01 per share (“ Broadwing Common Stock”) of Broadwing Corporation (“Broadwing”) outstanding as of November 20, 2006 (the “Additional Shares”).
(2)	Includes an additional $5,416,750 as a result of the inclusion of the Additional Shares.
(3)	$81,293 previously paid in connection with the filing of the Registration Statement filed on November 6, 2006, $580 paid in connection with the filing of this Amendment No. 1 to the Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Level 3 may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities, and Level 3 is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED NOVEMBER 22, 2006

PROXY STATEMENT/PROSPECTUS

A MERGER IS PROPOSED—YOUR VOTE IS VERY IMPORTANT

November 22, 2006

Dear Fellow Stockholder:

We are pleased to inform you that Broadwing Corporation has agreed, subject to stockholder approval, to merge with a subsidiary of Level 3 Communications, Inc., or Level 3. As a result of the merger, Broadwing will become a wholly-owned subsidiary of Level 3.

You are cordially invited to attend a special meeting of Broadwing stockholders at 10:00 a.m., Eastern Standard Time, on January 3, 2007 at the Baltimore/Washington International Airport Marriott, 1743 West Nursery Road, Baltimore, MD 21240 to consider and vote upon the merger and a proposal to approve an amendment and restatement of Broadwing’s Employee Stock Purchase Plan. Only stockholders who hold shares of Broadwing common stock at the close of business on November 20, 2006 will be entitled to vote.

If the planned merger takes place, each share of your Broadwing common stock will be converted into the right to receive (i) $8.18 in cash and (ii) 1.3411 shares of Level 3 common stock. Stockholders will not receive any fractional shares of Level 3 common stock in the merger. Instead, any fractional shares otherwise issuable will be rounded up to the nearest whole share. Level 3’s common shares trade on the Nasdaq Global Stock Market under the symbol “LVLT.” On November 20, 2006, the closing price of Level 3’s common stock was $5.23.

We are excited about the opportunities presented by the merger. After careful consideration, Broadwing’s board of directors has determined that the merger and the merger agreement are in the best interests of Broadwing and you, our stockholders. Broadwing’s board of directors unanimously recommends that you vote “FOR” the proposed merger.

In light of the importance of the merger proposal, we urge you to attend the special meeting. Whether or not you plan to attend in person, after carefully reading and considering the accompanying materials, please take the time to vote by completing and mailing the enclosed proxy card to us. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend either special meeting, please vote the enclosed proxy card as soon as possible to ensure that your shares are represented at the special meeting. Please note that a failure to vote your shares is the equivalent of a vote against the merger.

The enclosed proxy statement/prospectus provides you with important information about the proposed merger and the proposal to amend and restate Broadwing’s Employee Stock Purchase Plan. Please give all of this information your careful attention. In particular, you should read and consider carefully the discussion in the section entitled “ Risk Factors” beginning on page 17 of the proxy statement/prospectus.

Sincerely,

Stephen E. Courter

Chief Executive Officer

BROADWING CORPORATION

1122 Capital of Texas Highway South

Austin, Texas 78746

(512) 742-3700

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On January 3, 2007

MEETING TIME	10:00 a.m. Eastern Standard Time Stockholder admission begins at 9:30 a.m.

DATE	January 3, 2007

LOCATION	Baltimore/Washington International Airport Marriott West Nursery Road Baltimore, MD 21240

ITEMS OF BUSINESS

(1)    Approval and adoption of the merger agreement, dated as of October 16, 2006, as amended by an Amendment, dated as of November 21, 2006, among Level 3 Communications, Inc., Level 3 Services, LLC, Level 3 Colorado, Inc. and Broadwing Corporation, and approval of the merger pursuant to the merger agreement; and

(2)    Approval of an amendment and restatement of Broadwing’s Employee Stock Purchase Plan; and

(3)    Such other matters as may properly come before the meeting or any adjournment or postponement thereof.

PROXY STATEMENT	The enclosed proxy statement/prospectus describes the business of the special meeting. Please read it carefully before deciding how to vote.

RECORD DATE	Broadwing’s board of directors has set the close of business on November 20, 2006 as the record date for the special meeting. This means that owners of shares of Broadwing common stock as of that day are entitled to receive this Notice of Special Meeting, and vote at the meeting and any adjournments or postponements of the meeting.

PROXY VOTING	Your vote is important. We encourage you to read the enclosed proxy statement/prospectus and to submit a proxy so that your shares will be represented and voted even if you do not attend. You may submit your proxy over the Internet, by telephone or mail. If you do attend the special meeting, you may revoke your proxy and vote in person.

By order of the Board of Directors, Kim D. Larsen President of Corporate Strategy and Mergers & Acquisitions, General Counsel and Secretary

i

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains or incorporates by reference forward looking statements and information that are based on the beliefs of Level 3 and Broadwing management as well as assumptions made by and information currently available to Level 3 and its subsidiaries or Broadwing and its subsidiaries, as the case may be. When used in this offering memorandum, the words “anticipate”, “believe”, “plan”, estimate” and “expect” and similar expressions, as they relate to Level 3 or Broadwing or their respective management, are intended to identify forward-looking statements. Such statements reflect the current views of Level 3 and Broadwing with respect to future events and are subject to certain risks, uncertainties and assumptions.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus. Neither Level 3 nor Broadwing undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

You should understand that the risks, uncertainties, factors and assumptions listed and discussed in this proxy statement/prospectus, including those set forth under the heading “Risk Factors”; the risks described in Level 3’s filings with the Securities and Exchange Commission, including Level 3’s Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006; the risks described in Broadwing’s filings with the Securities and Exchange Commission, including in Broadwing’s Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2006; and the following important factors and assumptions, could affect the future results of Level 3 following the merger, or the future results of Level 3 and Broadwing if the merger does not occur, and could cause actual results to differ materially from those expressed in any forward-looking statements:

•	the communications business of Level 3, its advantages and Level 3’s strategy for continuing to pursue its business;

•	anticipated development and launch of new services in Level 3’s business;

•	anticipated dates on which Level 3 will begin providing certain services or reach specific milestones in the development and implementation of its business strategy;

•	recovery and growth of the communications services industry;

•	expectations as to Level 3’s future revenue, margins, expenses and capital requirements; and

•	other statements of expectations, beliefs, future plans and strategies, anticipated developments and

•	other matters that are not historical facts.

You should be aware that these forward-looking statements are subject to risks and uncertainties, including financial, regulatory, environmental, industry growth and trend projections, that could cause actual events or results to differ materially from those expressed or implied by the statements. The most important factors that could prevent Level 3 from achieving its stated goals include, but are not limited to, Level 3’s failure to:

•	increase the volume of traffic on Level 3’s network;

•	develop new products and services to meet customer demands and generate acceptable margins;

•	successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services;

•	stabilize or reduce the rate of price compression on certain of Level 3’s communication services;

•	integrate strategic acquisitions, including the recently completed acquisitions of TelCove, Inc., or TelCove, Looking Glass Networks Holding Co. Inc., or Looking Glass and, if completed, the proposed acquisition of Broadwing;

•	attract and retain qualified management and other personnel; and

•	meet all of the terms and conditions of Level 3’s debt obligations.

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the proposed transaction for which I am being asked to vote?

A:	You are being asked to vote to approve and adopt the agreement and plan of merger entered into by and among Broadwing Corporation, a Delaware corporation, and Level 3 Communications, Inc., a Delaware corporation and its subsidiaries, Level 3 Services, LLC, a Delaware limited liability company (which will be converted into a Delaware corporation prior to the effective time of the merger), which we refer to as Merger Sub and Level 3 Colorado, Inc., a Delaware corporation, which we refer to as Sister Subsidiary on October 16, 2006, as amended by an amendment, dated as of November 21, 2006. In the merger, Merger Sub will be merged with and into Broadwing. Immediately thereafter, Broadwing will be merged with and into Sister Subsidiary, with Sister Subsidiary as the surviving company. We refer to this second merger as the Sister Subsidiary merger. We refer to the agreement and plan of merger, as amended, as the merger agreement.

Q:	What will I receive in the merger?

A:	In the merger, each share of Broadwing common stock will be converted into the right to receive $8.18 in cash and 1.3411 shares of Level 3 common stock. Stockholders will not receive any fractional shares of Level 3 common stock in the merger. Instead, any fractional shares otherwise issuable will be rounded up to the nearest whole share.

Q:	What vote is required for approval?

A:	The merger agreement must be approved by a majority of the outstanding shares of Broadwing common stock. Therefore, if you abstain or fail to vote, it will be the same as voting against the merger agreement. You are entitled to vote on the merger agreement if you held Broadwing common stock at the close of business on the record date, which is November 20, 2006. On that date, approximately 90,528,020 shares of Broadwing common stock were outstanding and entitled to vote.

Q:	When do you expect the merger to be completed?

A:	We expect to complete the merger promptly after we receive Broadwing stockholder approval at the special meeting and after we receive all necessary regulatory approvals. We currently anticipate closing in the first calendar quarter of 2007.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	You should instruct your broker to vote your shares, following the directions your broker provides. If you do not instruct your broker, your broker will generally not have the discretion to vote your shares without your instructions. Because the proposal to approve and adopt the merger agreement requires an affirmative vote of a majority of the outstanding shares of Broadwing common stock for approval, these so-called “broker non-votes” have the same effect as votes cast against the merger agreement.

Q:	What are the United States federal income tax consequences of the merger?

A:	The merger (together with the Sister Subsidiary merger) should qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Under U.S. federal income tax laws, if the merger (together with the Sister Subsidiary merger) qualifies as a reorganization, a holder of Broadwing common stock generally will not recognize any gain or loss under U.S. federal income tax laws on the exchange of Broadwing common stock for Level 3 common stock. A Broadwing stockholder generally will recognize gain, but not loss, on the cash received in exchange for the holder’s Broadwing common stock.

For a more detailed description of the tax consequences of the exchange of Broadwing common stock in the merger, see “Material United States Federal Income Tax Consequences” beginning on page 64.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please fill out and sign the proxy card, and then mail your signed proxy card in the enclosed prepaid envelope as soon as possible so that your shares may be voted at the special meeting. Your proxy card will instruct the persons named on the card to vote your shares at the stockholders meeting as you direct on the card. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted “FOR” the approval and adoption of the merger agreement. If you do not vote or if you abstain, the effect will be a vote against the merger agreement. YOUR VOTE IS VERY IMPORTANT.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	You may change your vote at any time before your proxy is voted at the special meeting. You can do this in one of four ways. First, you can send a written notice stating that you want to revoke your proxy. Second, you can complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to:

Broadwing Corporation

1122 Capital of Texas Highway South

Austin, Texas 78746

Attention: Investor Relations

Third, you can submit a proxy by telephone or the Internet at a later time. Fourth, you can attend the Broadwing special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy; you must vote at the meeting.

If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, you will receive written instructions for exchanging your stock certificates.

Q:	Who can help answer my questions?

A:	If you have any questions or need further assistance in voting your shares of Broadwing common stock, or if you need additional copies of this proxy statement/prospectus or the proxy card, please call our proxy solicitor, D. F. King & Co, Inc., toll free at 1-800-290-6424 or collect at 1-212-269-5550.

SUMMARY

This summary is not intended to be complete and is qualified in all respects by the more detailed information appearing elsewhere in this proxy statement/prospectus.

Information about the Companies

Level 3 Communications Inc.

1025 Eldorado Boulevard

Broomfield, Colorado

(720) 888-1000

Level 3

Level 3 Communications, Inc., through its operating subsidiaries, engages primarily in the communications services business.

Level 3 is a facilities based provider (that is, a provider that owns or leases a substantial portion of the plant, property and equipment necessary to provide its services) of a broad range of integrated communications services. Level 3 has created, generally by constructing its own assets, but also through a combination of purchasing and leasing other companies and facilities, its communications network. Level 3’s network is an advanced, international, facilities based communications network. Level 3 designed the constructed portions of its network to provide communications services, which employ and take advantage of rapidly improving underlying optical and Internet Protocol technologies.

With the acquisitions of Progress Telecom, LLC, ICG Communications, Inc., TelCove and Looking Glass and the proposed acquisition of Broadwing discussed below, Level 3 has embarked on a strategy to further expand its presence in regional and metropolitan markets as well as the enterprise market. The strategy to expand its network facilities will allow Level 3 to terminate more of its intercity and local traffic over its owned metro facilities rather than paying third parties to terminate such traffic. Level 3 offers a broad range of communications services in its metropolitan markets. The expansion into new metro markets should also provide additional opportunities to sell services on Level 3’s national and international networks.

Recent Developments

Redemption of Senior Notes. On July 13, 2006, Level 3 redeemed all of the $398 million aggregate principal amount of its 9.125% Senior Notes due 2008 and all of the $62 million aggregate principal amount at maturity of its 10.5% Senior Discount Notes due 2008. The 9.125% Senior Notes due 2008 were redeemed at a redemption price equal to 100% of the principal amount, in each case plus accrued and unpaid interest, and the 10.5% Senior Discount Notes due 2008 were redeemed at a redemption price equal to 101.75% of the principal amount at maturity, in each case plus accrued and unpaid interest. The aggregate redemption price, including aggregate principal, call premium and accrued interest for both series of notes was approximately $470 million.

Closing of TelCove Acquisition. On July 24, 2006, Level 3 completed the acquisition of TelCove. The consideration for the acquisition of TelCove consisted of approximately 149.9 million shares of Level 3 common stock and approximately $446 million in cash to the stockholders and warrantholders of TelCove. In addition, Level 3 repaid approximately $132 million of TelCove’s debt. For a more detailed discussion of the TelCove acquisition, see Level 3’s Current Report on Form 8-K, filed with the SEC on July 26, 2006, and incorporated herein by reference.

Closing of Looking Glass Acquisition. On August 2, 2006, Level 3 completed the acquisition of Looking Glass. The consideration for the acquisition of Looking Glass consisted of approximately 21.3 million shares of

Level 3 common stock and approximately $9 million in cash. Level 3 also repaid approximately $67 million of Looking Glass’ outstanding debt. For a more detailed discussion of the Looking Glass acquisition, see Level 3’s Current Report on Form 8-K, filed with the SEC on August 3, 2006, and incorporated herein by reference.

Closing of Sale of Software Spectrum. On September 7, 2006, Level 3 completed the sale of 100% of the capital stock of its indirect, wholly owned subsidiary, Software Spectrum, Inc., to Insight Enterprises, Inc. In connection with the transaction, Level 3 received total proceeds of $353 million in cash, consisting of a base purchase price of $287 million and an initial working capital adjustment of approximately $66 million. The working capital payment is subject to post-closing adjustment. For a more detailed discussion of the Software Spectrum sale, see Level 3’s Current Report on Form 8-K, filed with the SEC on September 8, 2006 and incorporated herein by reference.

Private Offering of 9.25% Senior Notes due 2014. On October 30, 2006, Level 3, through its wholly owned subsidiary, Level 3 Financing, Inc., completed the sale of $600 million aggregate principal amount of 9.25% Senior Notes due 2014 in a private offering to “qualified institutional buyers” as defined in Rule 144A under the Securities Act and outside the United States under Regulation S under the Securities Act. The notes are unsecured, unsubordinated obligations of Level 3 Financing, Inc., and rank equally in right of payment with all of its other senior unsecured obligations. The notes are fully and unconditionally guaranteed on an unsecured, unsubordinated basis by Level 3.

Merger Sub

1025 Eldorado Boulevard

Broomfield, Colorado

(720) 888-1000

Merger Sub is a Delaware limited liability company and a wholly owned subsidiary of Level 3. Merger Sub was organized on October 13, 2006 solely for the purpose of effecting the merger with Broadwing. It has not carried on any activities other than in connection with the merger agreement.

Sister Subsidiary

1025 Eldorado Boulevard

Broomfield, Colorado

(720) 888-1000

Sister Subsidiary is a Delaware corporation and a wholly owned subsidiary of Level 3. Sister Subsidiary was organized on October 13, 2006 solely for the purpose of effecting the merger with Broadwing. It has not carried on any activities other than in connection with the merger agreement.

Broadwing Corporation

1122 Capital of Texas Highway South

Austin, Texas 78746

(512) 742-3700

Broadwing Corporation, through certain of its subsidiaries, is a provider of data and Internet, broadband transport, and voice communications services to small to large enterprise customers and other communications service providers over a nationwide facilities-based network connecting 137 cities. Broadwing’s all-optical network gives customers the benefit of high quality, technologically advanced solutions allowing for rapid provisioning, and highly flexible customized networking. Broadwing believes that its network and growth-oriented strategy has enabled it to compete effectively in the markets in which it operates.

Broadwing was incorporated on June 2, 1997 under the laws of the State of Delaware and operated under the name Corvis Corporation. It began operations as a developer, manufacturer and marketer of telecommunications transport and switching equipment. Starting in 2002, it experienced a significant downturn within the communications equipment market in which demand for its products and services decreased rapidly. In response, the company implemented a series of restructuring initiatives designed to reduce the scope of its operations and reduce the costs associated with its equipment division. In June 2003, Corvis created its communications services division by purchasing most of the assets and assuming certain liabilities of Broadwing Communications Services, Inc., which had incurred significant net losses prior to the acquisition. In October 2004, Corvis changed its name to Broadwing Corporation reflecting its sole focus on the communications services division. With respect to the communication equipment division, Broadwing has outsourced certain functions, exited certain facilities and curtailed plans for the production and installation of certain internally produced network equipment.

What Broadwing Stockholders Will Receive in the Merger (page 71)

In the merger each share of your Broadwing common stock will be converted into the right to receive (a) $8.18 in cash and (b) 1.3411 shares of Level 3 common stock. In this proxy statement/prospectus, the 1.3411 shares of Level 3 common stock to be issued for each share of Broadwing common stock is referred to as the “exchange ratio.” Stockholders will not receive any fractional shares of Level 3 common stock in the merger. Instead any fractional shares otherwise issuable will be rounded up to the nearest whole share.

The aggregate consideration payable by Level 3 is expected to consist of approximately $744 million in cash and approximately 122 million shares of Level 3 common stock.

The Special Meeting (page 32)

The special meeting of Broadwing’s stockholders will be held on January 3, 2007, at 10:00 a.m., Eastern Standard Time, at the Baltimore/Washington International Airport Marriott, 1743 West Nursery Road, Baltimore, MD 21240. At the special meeting, Broadwing stockholders will be asked to consider proposals to:

•	approve and adopt the merger agreement and approve the merger; and

•	approve an amendment and restatement of Broadwing’s Employee Stock Purchase Plan.

Record Date. Only holders of record at the close of business on November 20, 2006 will be entitled to vote at the special meeting. Each share of Broadwing common stock is entitled to one vote. As of the record date of November 20, 2006, there were approximately 90,528,020 shares of Broadwing common stock entitled to vote at the special meeting.

Required Vote. To approve the merger, the holders of a majority of the outstanding shares of Broadwing common stock entitled to vote must vote in favor of approving the merger. Because approval of the merger proposal requires the affirmative vote of a majority of shares outstanding, a Broadwing stockholder’s failure to vote or abstention will have the same effect as a vote against the merger.

Approval of the amendment and restatement of Broadwing’s Employee Stock Purchase Plan requires the affirmative vote of the holders of a majority of the shares present in person or by proxy at the special meeting. Because approval of this proposal is based on the affirmative vote of a majority of shares present in person or by proxy, abstentions will have the same effect as a vote against this proposal.

Level 3 has entered into a voting agreement with Dr. Huber, the chairman of the board of directors of Broadwing, and certain of his affiliates. Pursuant to the voting agreement, and as further described in the “Voting Agreement” section below, Dr. Huber and those affiliates have agreed to vote their shares in favor of the merger agreement and merger at the meeting. As of the record date, the stockholders who are parties to the voting agreement held 8,024,392 shares of Broadwing common stock, which represents approximately 8.9% of all shares eligible to vote. The voting agreement does not govern or relate to any actions or votes by Dr. Huber in his capacity as a director of Broadwing and no action taken by him in such capacity will be deemed a violation of his duties under the voting agreement.

Recommendations of the Broadwing Board; Reasons for the Merger (page 43)

After careful consideration, the Broadwing board of directors unanimously approved and adopted the merger agreement. The Broadwing board of directors recommends that Broadwing stockholders vote “FOR” the approval of the merger agreement.

In reaching its decision to approve and adopt the merger agreement and to recommend that Broadwing stockholders vote to approve the merger agreement, the Broadwing board of directors consulted with Broadwing’s financial and legal advisors and considered a number of strategic, financial and other considerations referred to under “The Merger—Broadwing’s Reasons for the Merger” beginning on page 43.

Opinions of the Financial Advisors to the Broadwing Board of Directors (page 45)

In connection with the proposed merger, Thomas Weisel Partners LLC, which we refer to as Thomas Weisel Partners, and Goldman, Sachs & Co., which we refer to as Goldman Sachs, each have delivered an opinion with respect to the fairness of the merger consideration to be received by the holders of Broadwing common stock in the merger.

Thomas Weisel Partners rendered its opinion to Broadwing’s board of directors that, as of October 16, 2006, and based upon the assumptions made, matters considered and limits of review set forth therein, the consideration to be received by holders of shares of Broadwing common stock pursuant to the merger was fair to such stockholders from a financial point of view.

The full text of the written opinion of Thomas Weisel Partners, dated as of October 16, 2006, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Thomas Weisel Partners in delivering its opinion, is attached as Annex B to this proxy statement/prospectus. Thomas Weisel Partners directed its opinion to the board of directors of Broadwing in its consideration of the merger. The Thomas Weisel Partners opinion does not constitute a recommendation to the stockholders of Broadwing as to how they should vote with respect to the merger.

Goldman Sachs delivered its opinion to Broadwing’s board of directors that, as of October 16, 2006 and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be received by holders of shares of Broadwing common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 16, 2006, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of Broadwing’s board of directors in connection with its consideration of the transaction contemplated by the merger agreement. The Goldman Sachs opinion is not a recommendation as to how any holder of Broadwing’s common stock should vote with respect to the transaction.

You are urged to read each of the opinions carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken.

Treatment of Broadwing Stock Options and Stock-Based Awards (Page 72)

The merger agreement provides that each option to acquire shares of Broadwing common stock held by employees, directors and consultants of Broadwing and outstanding immediately prior to the effective time of the merger, whether or not exercisable or vested, will be cancelled at the effective time of the merger. In exchange therefor, each holder of a Broadwing option that has an exercise price less than the value of the per share merger consideration payable to Broadwing stockholders will receive from the surviving corporation a combination of cash and shares of Level 3 common stock, subject to any applicable withholding taxes.

All restricted and unvested shares of Broadwing common stock granted under Broadwing’s stock plans will be converted in the merger in the same manner as all other shares of Broadwing common stock and will be fully vested at the effective time of the merger, subject to any applicable withholding taxes.

Interests of Broadwing Executive Officers and Directors in the Merger (Page 59)

You should be aware that some of the directors and executive officers of Broadwing have interests in the merger that are different from, or are in addition to, the interests of Broadwing stockholders generally. These interests relate to severance benefits payable to Broadwing’s executive officers whose employment is terminated under certain circumstances within two years following completion of the merger and the indemnification of Broadwing’s directors and officers by Level 3.

The obligations of Level 3 and Broadwing to close the merger are subject to a number of conditions (page 80)

The obligations of each of Level 3 and Broadwing to complete the merger are conditioned upon each having received an opinion of its outside counsel that the merger (together with the Sister Subsidiary Merger) should be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, the other party’s representations and warranties being true and correct (except where the failure to be true and correct would not have a material adverse effect on that other party), the other party having complied in all material respects with that other party’s covenants, and the absence of any material adverse effect on the other party’s business, assets or financial condition. In addition, Level 3’s and Broadwing’s obligations are further conditioned on the following:

•	the approval and adoption of the merger agreement by Broadwing’s stockholders;

•	the absence of any statute, rule, regulation, executive order, decree, ruling, temporary restraining order, preliminary or permanent injunction, or any other order of any court or other U.S. governmental authority of competent jurisdiction having the effect of making the merger illegal or otherwise prohibiting consummation of the merger;

•	the waiting period (and any extension thereof) applicable to the merger under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, or the HSR Act, having been terminated or having expired;

•	the shares of Level 3 common stock to be issued in the merger and the shares of Level 3 common stock to be reserved for issuance upon the exercise of Broadwing’s warrants and conversion of Broadwing’s Convertible Debentures having been approved for listing on the Nasdaq Global Select Market; and

•	the registration statement, of which this proxy statement/prospectus forms a part, having been declared effective and not being subject to a stop order.

In addition, Level 3’s obligations are further conditioned on the following:

•	all approvals from the Federal Communications Commission, or FCC, required to consummate the transactions contemplated by the merger agreement having been obtained and remaining in full force and effect on the closing date;

•	all specified consents, waivers, authorizations and approvals of specified governmental entities required in connection with the execution, delivery and performance of the merger agreement having been duly obtained and remaining in full force and effect on the closing date;

•	holders of no more than 10% of the number of shares of Broadwing’s common stock outstanding immediately prior to the effective time having exercised their appraisal rights in the merger in accordance with Delaware law; and

•	the CIII Merger, as described below, or the CIII Purchase, as described below, having been consummated and CIII having become a wholly owned subsidiary of Broadwing.

Under certain circumstances Level 3 and Broadwing may terminate the merger agreement (page 81)

The merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger:

•	by mutual written consent of Level 3 and of Broadwing, by action of their respective boards of directors;

•	by either Level 3 or Broadwing, if the effective time of the merger does not occur on or before October 16, 2007, unless the primary cause of the failure of the effective time of merger to occur is the failure of the party seeking to terminate the merger agreement to perform any of its obligations under the merger agreement;

•	by either Level 3 or Broadwing, if any governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the transactions contemplated by the merger agreement that has become final and nonappealable;

•	by either Level 3 or Broadwing, if the other breaches a representation, warranty, covenant or agreement such that such party’s closing conditions are not satisfied and that (A) the breach is either not reasonably capable of being cured or (B) in the case of a breach of a covenant or agreement, if such breach is reasonably capable of being cured, such breach has not been cured prior to the earlier of (I) 30 days following notice of such breach and (II) the termination date. However, a party does not have the right to terminate the merger agreement under this provision if it is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement; or

•	by either Level 3 or Broadwing, if the Broadwing stockholders do not approve and adopt the merger and the merger agreement.

Additionally, Broadwing may terminate the merger agreement if:

•	prior to Broadwing’s stockholders approving the merger agreement, the board of directors of Broadwing determines that an unsolicited acquisition proposal is a “superior proposal,” as defined below (although Broadwing must notify Level 3 of its intention to terminate the merger agreement and must negotiate with Level 3 in good faith for five business days to make such modifications to the merger agreement so that the third party proposal would no longer be a superior proposal).

Additionally, Level 3 may terminate the merger agreement if:

•	Broadwing fails to recommend or withdraws or modifies or changes in a manner adverse to Level 3 its approval or recommendation of the merger agreement or the merger or approves or recommends a superior proposal (or the board of directors of Broadwing resolves to do any of the foregoing), whether or not permitted by the provisions of the merger agreement;

•	Broadwing fails to call or hold the meeting of its stockholders to consider the approval and adoption of the merger agreement; or

•	Broadwing materially breaches any of its material obligations regarding third-party acquisition proposals.

If the merger agreement is terminated under certain circumstances, including if Broadwing terminates the agreement to enter into an agreement in respect of a third-party acquisition proposal, Broadwing must pay Level 3 a termination fee of $35 million and reimburse Level 3 for up to $2.5 million of its transaction expenses. See “The Merger Agreement—Termination and Other Fees” for a complete discussion of the circumstances in which Broadwing would be required to pay the termination fee and Level 3’s expenses.

Broadwing has agreed not to solicit third party acquisition proposals (page 77).

Subject to certain exceptions, the merger agreement precludes Broadwing or any of its subsidiaries, whether directly or indirectly through affiliates, directors, officers, representatives or other intermediaries, from soliciting, assisting or facilitating any proposal for, entering into any agreement in connection with, or participating in any discussions regarding, any third party’s proposal for the acquisition of more than 20% ownership of Broadwing, its subsidiaries, or its assets.

Material United States Federal Income Tax Consequences (page 64)

The consummation of the merger is conditioned upon the receipt by Broadwing and Level 3 of opinions from their respective counsel that the merger (together with the Sister Subsidiary merger) should be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. These opinions will be subject to certain assumptions, limitations and qualifications, and will be based upon the accuracy of certain factual representations of Broadwing and Level 3. As discussed under “Material United States Federal Income Tax Consequences” below, these opinions will be qualified and the conclusion that the merger (together with the Sister Subsidiary merger) qualifies as a “reorganization” is not free from doubt. Furthermore, these opinions will be based upon currently existing provisions of the Internal Revenue Code, existing Treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. In the event tax counsel were unable to deliver the tax opinions, the merger would not be consummated unless the conditions requiring the delivery of the tax opinions were waived.

Assuming the merger (together with the Sister Subsidiary merger) qualifies as a “reorganization” under Section 368(a) of the Internal Revenue Code, a holder of Broadwing common stock generally will not recognize any gain or loss under U.S. federal income tax laws on the exchange of Broadwing common shares for Level 3 shares. A Broadwing stockholder generally will recognize gain, but not loss, on the cash received in exchange for the holder’s Broadwing common stock.

For a more detailed description of the tax consequences of the exchange of Broadwing common stock in the merger, see Material United States Federal Income Tax Consequences” beginning on page 64.

Tax matters are very complicated. The tax consequences of the merger (together with the Sister Subsidiary merger) to you will depend on your own situation. We urge you to consult your own tax advisor for a full understanding of the U.S. federal, state, local and foreign tax consequences of the merger (together with the Sister Subsidiary merger) to you.

Governmental and Regulatory Approvals (page 63).

Consummation of the merger is contingent upon the receipt of approvals from the Federal Communications Commission, or FCC, as well as notification to and/or approval by various state Public Utility Commissions or

PUCs. Level 3 has filed all of the applications necessary to obtain FCC and PUC approval for the consummation of the merger. In addition, under the HSR Act, and the rules promulgated thereunder by the U.S. Federal Trade Commission, or FTC, the merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice, or the Antitrust Division and the specified waiting period has either expired or been terminated. Level 3 and Broadwing filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on October 31, 2006. The waiting period under the HSR Act was terminated on November 14, 2006. Although the waiting period has been terminated, at any time before the effective time of the merger, the Antitrust Division, the FTC or others could take action under the antitrust laws with respect to the merger, including seeking to enjoin the consummation of the merger, to rescind the merger, or to require the divestiture of certain assets of Level 3 or Broadwing. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Comparison of Rights of Level 3 Stockholders and Broadwing Stockholders (page 84)

The rights of Broadwing stockholders will change as a result of the merger due to differences in Level 3’s and Broadwing’s governing documents. This proxy statement/prospectus contains descriptions of stockholder rights under each of the Level 3 and Broadwing governing documents, and describes the material differences between them.

Comparative Market Price Information (page 16)

Shares of Level 3 common stock are listed on the Nasdaq Global Select Market under the symbol “LVLT.” Shares of Broadwing common stock are listed on the Nasdaq Global Select Market under the symbol “BWNG.” On October 16, 2006, the last full trading day prior to the public announcement of the signing of the merger agreement, Level 3 common stock closed at $5.32 per share and Broadwing common stock closed at $13.28 per share.

On November 20, 2006, the most recent practicable date prior to the printing of this proxy statement/prospectus, the last sale price as reported on the Nasdaq Global Select Market for Level 3 common stock was $5.23 per share and the last sale reported on the Nasdaq Global Select Market for Broadwing common stock was $15.04 per share. We urge you to obtain current market quotations.

Listing and Trading of Level 3 Common Stock (page 91)

Shares of Level 3 common stock received by Broadwing stockholders in the merger will be listed on the Nasdaq Global Select Market. After completion of the merger, shares of Level 3 common stock will continue to be traded on the Nasdaq Global Select Market, but shares of Broadwing common stock will no longer be listed or traded.

Appraisal Rights (page 68)

Under Delaware law, Broadwing stockholders of record who do not vote in favor of the merger will be entitled to exercise appraisal rights and obtain payment for the judicially-determined fair value of their shares of Broadwing common stock in connection with the merger if the merger is completed. A discussion of these appraisal rights is included in this proxy statement/prospectus beginning on page 68 and the relevant provisions of the General Corporation Law of the State of Delaware are included as Annex D to this proxy statement/prospectus.

SELECTED HISTORICAL FINANCIAL DATA OF LEVEL 3

The selected financial data set forth below for the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001 have been derived from Level 3’s audited consolidated financial statements and the notes related thereto. The selected financial data for the nine month periods ended September 30, 2006 and 2005 are derived from Level 3’s unaudited consolidated financial statements. The unaudited financial statements include, in Level 3’s opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited periods. You should not rely on these interim results as indicative of results Level 3 may expect for the full year or any other interim period. The selected financial data set forth below has been restated to reflect Software Spectrum’s historical results of operations and financial position as discontinued operations due to its sale on September 7, 2006.

	Nine Months Ended September 30,		Year Ended December 31,(1)
	2006(2)	2005	2005	2004	2003	2002	2001
	(unaudited)		(dollars in millions, except per share amounts)

Results of Operations:
Revenue	$2,532	$1,301	$1,719	$1,776	$2,027	$1,215	$1,410
Loss from continuing operations(3)	(553)	(481)	(707)	(478)	(695)	(872)	(4,351)
Net Loss(4)	(507)	(469)	(638)	(458)	(711)	(858)	(4,978)
Per Common Share:
Loss from continuing operations	(0.59)	(0.69)	(1.01)	(0.70)	(1.23)	(2.14)	(11.64)
Net loss	(0.54)	(0.67)	(0.91)	(0.67)	(1.26)	(2.11)	(13.32)
Dividends(5)	—	—	—	—	—	—	—
Financial Position (period end):
Total assets	9,343		8,277	7,544	8,302	8,972	9,325
Current portion of long-term debt(6)	5		—	143	124	3	5
Long-term debt, less current portion(5)	6,577		6,023	5,067	5,249	6,102	6,209
Stockholders’ equity (deficit)(7)	562		(476)	(157)	181	(240)	(65)

(1)	The operating results of Software Spectrum, Inc., which was acquired in 2002 and sold in September 2006, (i)Structure, LLC computer outsourcing services business sold in 2005, the Midwest Fiber Optic Network business acquired from Genuity, Inc. in 2003 and sold in 2003, Level 3’s Asian communications operations, which Level 3 agreed to sell in 2001, as well as Software Spectrum’s contact service business obtained in the Software Spectrum acquisition in 2002 and sold in 2003 are included in discontinued operations for all periods presented for which Level 3 owned each business.

Level 3 purchased software resellers CorpSoft, Inc. and Software Spectrum, Inc. in March and June of 2002, respectively. Level 3 recorded approximately $1.8 billion of revenue attributable to these two businesses in 2002.

Level 3 purchased substantially all of the assets and operations of Genuity, Inc. in February 2003. Level 3 also purchased Telverse Communications, Inc. in July 2003.

Level 3 acquired the managed modem businesses of ICG and Sprint on April 1, 2004 and October 1, 2004, respectively.

Level 3 purchased WilTel Communications Group, LLC, or WilTel, on December 23, 2005.

(2)	Level 3 purchased Progress Telecom, LLC on March 20, 2006 and purchased ICG Communications, Inc. on May 31, 2006.

(3)	In 2001, Level 3 recorded a $3.2 billion impairment charge to reflect the reduction in the carrying amount of certain of its communications assets in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. Also in 2001, Level 3 recognized a gain of $1.1 billion as a result of the early extinguishment of long-term debt.

In 2002, Level 3 recognized approximately $76 million of termination and settlement revenue, $181 million of impairment and restructuring charges, a gain of approximately $191 million from the sale of Commonwealth Telephone Enterprises, Inc. common stock, $88 million of induced conversion expenses attributable to the exchange of Level 3’s convertible debt securities, $120 million of federal tax benefits due to legislation enacted in 2002 and a gain of $255 million as a result of the early extinguishment of long-term debt.

In 2003, Level 3 recognized approximately $346 million of termination and settlement revenue, $45 million of impairment and restructuring charges, a gain of approximately $70 million from the sale of “91 Express Lanes” toll road assets and $200 million of induced conversion expenses attributable to the exchange of Level 3’s convertible debt securities, and recognized a gain of $41 million as a result of the early extinguishment of long-term debt.

In 2004, Level 3 recognized a gain of $197 million as a result of the early extinguishments of certain long-term debt and $113 million of termination revenue.

In 2005, Level 3 recognized $133 million of termination revenue and approximately $23 million of impairment and restructuring charges.

(4)	In 2001, Level 3 agreed to sell its Asian telecommunications business to Reach Ltd. and recorded an impairment charge of $516 million related to its discontinued Asian operations. Losses attributable to the Asian operations were $89 million for fiscal 2001.

In 2005, Level 3 sold (i)Structure, LLC and recognized a gain on the sale of $49 million. For fiscal years 2005 and 2004, (i)Structure revenues approximated costs. Losses attributable to the operations of (i)Structure for fiscal years 2003, 2002 and 2001 were $17 million, $6 million and $22 million, respectively.

In September 2006, Level 3 sold Software Spectrum, Inc. and recognized a gain on the sale of $33 million. The income (loss) from operations of Software Spectrum were $13 million and $12 million for the nine months ended September 30, 2006 and 2005, respectively, and $20 million, $20 million, ($9) million and $18 million for the fiscal years 2005, 2004, 2003 and 2002, respectively. The results of operations of Software Spectrum are included in discontinued operations for all periods presented.

(5)	Level 3’s current dividend policy, in effect since April 1998, is to retain future earnings for use in the company’s business. As a result, management does not anticipate paying any cash dividends on shares of common stock in the foreseeable future. In addition, Level 3 is effectively restricted under certain covenants from paying cash dividends on shares of its common stock.
(6)	In 2001, Level 3 negotiated an increase in the total amount available under its senior secured credit facility to $1.775 billion and borrowed $650 million under the facility. Also in 2001, one of Level 3’s subsidiaries repurchased, using cash and common stock, approximately $1.9 billion face amount of Level 3’s long-term debt and recognized a gain of approximately $1.1 billion as a result of the early extinguishment of debt.

In 2002, Level 3 received net proceeds of $488 million from the issuance of $500 million of 9% Junior Convertible Subordinated Notes due 2012. Also in 2002, Level 3 repurchased, using cash and common stock, approximately $705 million face amount of its long-term debt and recognized a gain of approximately $255 million as a result of the early extinguishment of debt.

In 2003, Level 3 received net proceeds of $848 million from the issuance of $374 million of 2.875% Convertible Senior Notes due 2010 and the issuance of $500 million of 10.75% Senior Notes due 2011. Level 3 completed a debt exchange whereby it issued $295 million (face amount) of 9% Convertible Senior

Discount Notes due 2013 and common stock in exchange for $352 million (book value) of long-term debt. In addition, Level 3, using cash on hand, restricted cash and the proceeds from the issuance of the 10.75% Senior Notes due 2011, repaid in full, the $1.125 billion purchase money indebtedness outstanding under its senior secured credit facility. Also in 2003, Level 3 repurchased, using common stock, approximately $1.007 billion face amount of its long-term debt and recognized a gain of approximately $41 million as a result of the early extinguishment of debt.

In 2004, Level 3 received net proceeds of $987 million from the issuance of a $730 million senior secured term loan due 2011 and the issuance of $345 million of 5.25% Senior Convertible Notes due 2011. Level 3 used the net proceeds to repay portions of its 9.125% Senior Notes due 2008, 11% Senior Notes due 2008, 10.5% Senior Discount Notes due 2008 and 10.75% Senior Euro Notes due 2008. Level 3 repurchased portions of the outstanding notes at prices ranging from 83 percent to 89 percent of the repurchased face amount. The net gain on the early extinguishment of the debt, including transaction costs, realized foreign currency losses and unamortized debt issuance costs, was $50 million for these transactions. Also in 2004, Level 3 paid approximately $54 million and assumed obligations to extinguish a capital lease obligation and recognized a gain of $147 million on the transaction.

In 2005, Level 3 received net proceeds of $877 million from the issuance of $880 million of 10% Convertible Senior Notes due 2011. Also in 2005, one of Level 3’s wholly owned subsidiaries received net proceeds of $66 million from the completion of a refinancing of the mortgage of Level 3’s corporate headquarters. The subsidiary entered into a new mortgage loan of $70 million at an initial fixed rate of 6.86% through 2010.

In March 2006, one of Level 3’s wholly owned subsidiaries received net proceeds of $379 million from the issuance of $150 million of Floating Rate Senior Notes due 2011 and $250 million of 12.25% Senior Notes due 2013. The wholly owned subsidiary also received $300 million in net proceeds from the issuance of an additional $300 million of 12.25% Senior Notes due 2013 in April 2006.

In June 2006, Level 3 received net proceeds of $326 million from the issuance of $335 million of 3.5% Convertible Senior Notes due 2012.

(7)	In 2001, Level 3 issued approximately 16 million shares of common stock, valued at approximately $72 million, in exchange for long-term-debt.

In 2002, Level 3 issued approximately 47 million shares of common stock, valued at approximately $466 million, in exchange for long-term debt. Included in the value of common stock issued are induced conversion premiums of $88 million for convertible debt securities.

In 2003, Level 3 issued approximately 216 million shares of common stock, valued at approximately $953 million, in exchange for long-term debt. Included in the value of common stock issued are induced conversion premiums of $200 million for convertible debt securities.

In 2004, Level 3 realized $95 million of foreign currency losses on the repurchase of its Euro denominated debt. The unrealized foreign currency losses had been recorded in other comprehensive income within Stockholders’ equity (deficit).

In 2005, Level 3 issued 115 million shares of common stock, valued at approximately $313 million, as the stock portion of the purchase price paid to acquire WilTel.

In the first six months of 2006, Level 3 issued a total of approximately 46 million shares of its common stock, valued at $197 million, for the acquisitions of Progress Telecom and ICG Communications.

Also in the first six months of 2006, Level 3 received net proceeds of $543 million from the offering of 125 million shares of its common stock.

SELECTED HISTORICAL FINANCIAL DATA OF BROADWING

The selected financial data set forth below for the fiscal years ended December 31, 2005, 2004 and 2003, and for the fiscal years ended December 28, 2002 and December 29, 2001 have been derived from Broadwing’s audited consolidated financial statements and the notes related thereto. The selected financial data for the nine month periods ended September 30, 2006 and 2005 are derived from Broadwing’s unaudited consolidated financial statements. The unaudited financial statements include, in Broadwing’s opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited periods. You should not rely on these interim results as indicative of results Broadwing may expect for the full year or any other interim period.

	Nine Months Ended September 30,		Year Ended
			December 31, 2005	December 31, 2004 (2)	December 31, 2003 (1)	December 28, 2002	December 29, 2001

	2006	2005
Results of Operations:	(unaudited)		(dollars in thousands, except share amounts)
Revenue	$680,213	$659,137	$879,106	$672,280	$314,314	$20,208	$188,450
Net (loss)	(48,445)	(112,348)	(133,428)	(152,181)	(260,471)	(507,760)	(1,378,093)
Per common share:
Net (loss)	(0.58)	(1.55)	(1.83)	(2.86)	(6.05)	(12.95)	(39.41)
Dividends	—	—	—	—	—	—	—
Financial Position (period end):
Total assets	836,801	621,650	573,504	780,990	528,615	610,318	978,825
Current portion of long-term debt and capital lease obligations	1,818	62,908	33,072	117,324	610	2,089	6,922
Long-term debt and capital lease obligations, less current portion	199,930	20,764	20,819	52,218	2,500	2,746	4,702
Total stockholders’ equity	458,686	384,018	365,012	455,039	397,669	540,078	888,853

(1)	On June 13, 2003 Broadwing Corporation purchased most of the assets and certain liabilities of Broadwing Communications Services, Inc. for approximately $71.1 million.

(2)	On September 1, 2004 Broadwing Corporation purchased Focal Communications Corporation for approximately $98.6 million.

COMPARATIVE PER SHARE DATA

The following tables present historical per share data of Broadwing and Level 3. The data presented below should be read in conjunction with the historical financial statements of Broadwing and Level 3 incorporated by reference in this proxy statement/prospectus.

	As of and for the Nine Months Ended September 30, 2006	As of and for the Year Ended December 31, 2005
Basic Earnings (Loss) Per Share
Level 3 historical	$(0.54)	$(0.91)
Broadwing historical	(0.58)	(1.83)

Diluted Earnings (Loss) Per Share
Level 3 historical	$(0.54)	$(0.91)
Broadwing historical	(0.58)	(1.83)

Book Value Per Share at Period End
Level 3 historical	$0.48	$(0.58)
Broadwing historical	5.20	4.93

COMPARATIVE STOCK PRICES

Comparison

Level 3 common stock and Broadwing common stock are each listed and traded on the Nasdaq Global Select Market under the symbols “LVLT” and “BWNG,” respectively. The following table sets forth, for the respective fiscal periods of Level 3 and Broadwing indicated, the high and low sales prices per share of Level 3 common stock and Broadwing common stock as reported in Bloomberg Financial Markets.

	Level 3 Common Stock		Broadwing Common Stock(1)
	High	Low	High	Low
2006
First Quarter	$5.80	$2.71	$15.38	$5.95
Second Quarter	6.00	3.74	16.44	9.55
Third Quarter	5.56	3.37	12.87	8.26
Fourth Quarter (through November 20, 2006)	6.09	4.75	15.97	11.78

2005
First Quarter	$3.40	$1.79	$9.30	$4.02
Second Quarter	2.50	1.55	5.48	3.46
Third Quarter	2.44	1.87	5.70	4.26
Fourth Quarter	3.93	2.03	7.25	4.64

2004
First Quarter	$7.40	$3.71	$30.70	$17.30
Second Quarter	4.29	2.75	20.80	13.00
Third Quarter	3.54	2.43	15.80	8.00
Fourth Quarter	4.27	2.54	7.90	7.50

(1)	The information in this table gives effect to a 1 – for – 10 reverse stock split that was declared by Broadwing’s board of directors on September 28, 2004 and effective on October 8, 2004. The stock split was effected through a 1 – for – 20 reverse stock split, immediately followed by a 1 – for – 1 stock dividend for all shareholders of record as of October 8, 2004. All share amounts have been restated as if the stock split and stock dividend had occurred as of the earliest period presented.

On October 16, 2006 the last trading day prior to the announcement of the execution of the merger agreement, the last sales price of Broadwing common stock was $13.28 per share and the last sales price of Level 3 common stock was $5.32 per share, each as reported in Bloomberg Financial Markets. On November 20, 2006, the most recent practicable trading day prior to the printing of this proxy statement/prospectus, the last sales price of Broadwing common stock was $15.04 per share and the last sales price of Level 3 common stock was $5.23 per share. The market prices of shares of Broadwing common stock and Level 3 common stock are subject to fluctuation. As a result, Broadwing and Level 3 stockholders are urged to obtain current market quotations. On November 20, 2006 there were approximately 90,528,020 shares of Broadwing common stock outstanding and on November 20, 2006 there were 1,177,111,577 shares of Level 3 common stock outstanding.

Level 3 Dividend Policy

Level 3’s current dividend policy, in effect since April 1998, is to retain future earnings for use in Level 3’s business. As a result, Level 3’s management does not anticipate paying any cash dividends on shares of common stock for the foreseeable future. In addition, Level 3 is effectively restricted under certain covenants in its debt agreements from paying cash dividends on shares of its common stock.

RISK FACTORS

As a result of the merger, Broadwing’s business will be subject to the following new or increased risks related to Level 3’s other businesses and/or the structure of the merger. In addition to the risks described below, the combined operations will continue to be subject to the risks described in the documents that Level 3 has filed with the SEC that are incorporated by reference into this proxy statement/prospectus. If any of the risks described below or in the documents incorporated by reference into this proxy statement/prospectus actually occur, the business, financial condition, results of operations or cash flows of the combined operations could be materially adversely affected. The risks below should be considered along with the other information included or incorporated by reference into this proxy statement/prospectus.

Risks Related to the Merger

The exchange ratio will not be adjusted in the event the value of Level 3 common stock declines before the merger is completed. As a result, the value of the shares of Level 3 common stock at the time that Broadwing stockholders receive them could be less than the value of those shares today.

In the merger, Broadwing stockholders will be entitled to receive a combination of 1.3411 shares of Level 3 common stock and $8.18 in cash for each share of Broadwing common stock owned. The merger agreement does not provide for any adjustment of the exchange ratio for the portion of the merger consideration to be paid in Level 3 common stock as a result of any change in the market price of shares of Level 3 common stock between the date of this proxy statement/prospectus and the date that you receive shares of Level 3 common stock in exchange for your shares of Broadwing common stock. The market price of Level 3 common stock will likely be different, and may be lower, on the date you receive your shares of Level 3 common stock than the market price of shares of Level 3 common stock as of the date of this proxy statement/prospectus. During the 12-month period ended on November 20, 2006, the most recent practical date prior to the mailing of this proxy statement/prospectus, Level 3 common stock traded in a range from a low of $2.71 to a high of $6.09 and ended that period at $5.23. See “Comparative Stock Prices” on page 16 for more detailed share price information. Differences in Level 3’s stock price may be the result of changes in the business, operations or prospects of Level 3, market reactions to the proposed merger, general market and economic conditions or other factors. If the market price of Level 3 common stock declines after you vote, you may receive less value than you expected when you voted. Neither Level 3 nor Broadwing is permitted under the merger agreement to terminate the merger agreement or resolicit the vote of Broadwing stockholders because of changes in the market prices of their respective common stock.

The merger may fail to qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code.

Broadwing and Level 3 intend the merger (together with the Sister Subsidiary merger) to qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code, and completion of the merger is conditioned upon the receipt by Broadwing and Level 3 of opinions from their respective legal counsel that the merger should qualify as a “reorganization.” These opinions are subject to important qualifications, and the conclusions set forth in the opinions are not free from doubt. In particular, there is no authority directly on point addressing the treatment in the reorganization context of certain post-transaction changes to Broadwing’s business that may occur. If the Internal Revenue Service successfully asserted a view contrary to ours with respect to the post-transaction changes to Broadwing’s business, the merger (together with the Sister Subsidiary merger) would fail to qualify as a “reorganization.” In the event tax counsel were unable to deliver the tax opinions, the merger would not be consummated unless the conditions requiring the delivery of the tax opinions were waived. No ruling has been or will be obtained from the Internal Revenue Service in connection with the merger (or the Sister Subsidiary merger). Broadwing shareholders should be aware that the tax opinions do not bind the Internal Revenue Service or a court and that the Internal Revenue Service is therefore not precluded from successfully asserting, contrary to the opinions rendered, that the merger is a taxable transaction.

If the merger (together with the Sister Subsidiary merger) does not qualify as a “reorganization” under U.S. federal income tax laws, each U.S. holder of Broadwing common stock will recognize gain or loss in an amount equal to the fair market value of any Level 3 common stock and the amount of any cash received minus the holder’s tax basis in the Broadwing common stock surrendered. For a more detailed description of the tax consequences of the exchange of Broadwing common stock in the merger, please see “Material United States Federal Income Tax Consequences” below.

The market price for Level 3 common stock may be affected by factors different from those affecting the shares of Broadwing.

Upon completion of the merger, holders of Broadwing common stock will become holders of Level 3 common stock. Level 3’s businesses differ from those of Broadwing, and accordingly the results of operations of the combined operations will be affected by factors different from those currently affecting the results of operations of Broadwing. For a discussion of the businesses of Broadwing and Level 3 and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information.”

The market price of Level 3 common stock may decline as a result of the merger.

The market price of Level 3 common stock may decline as a result of the merger if the integration of Level 3 and Broadwing is unsuccessful or takes longer than expected, the perceived benefits of the merger are not achieved as rapidly or to the extent anticipated by financial analysts or investors, or the effect of the merger on Level 3’s financial results is not consistent with the expectations of financial analysts or investors.

Level 3’s growth may depend upon its successful integration of acquired businesses

Level 3 and Broadwing entered into the merger agreement with the expectation that the merger will result in benefits to each company, as described in “The Merger” beginning on page 40. Achieving the anticipated benefits of the merger will depend in part upon whether Level 3 and Broadwing can integrate their businesses in an efficient and effective manner. In addition, since December 2005, Level 3 has acquired WilTel Communications Group, LLC, or WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass. Level 3 may acquire additional businesses from time to time in accordance with its business strategy. The integration of these businesses, Broadwing and any future businesses that Level 3 may acquire involves a number of risks, including, but not limited to:

•	demands on management related to the significant increase in size after the acquisition;

•	the diversion of management’s attention from the management of daily operations to the integration of operations;

•	higher integration costs than anticipated;

•	failure to achieve expected synergies and costs savings;

•	difficulties in the assimilation and retention of employees;

•	difficulties in the assimilation of different cultures and practices, as well as in the assimilation of broad and geographically dispersed personnel and operations; and

•	difficulties in the integration of departments, systems, including accounting systems, technologies, books and records and procedures, as well as in maintaining uniform standards, controls, including internal control over financial reporting required by the Sarbanes Oxley Act of 2002, procedures and policies.

If Level 3 cannot successfully integrate acquired businesses or operations, Level 3 may experience material negative consequences to its business, financial condition or results of operations. Successful integration of these acquired businesses or operations will depend on Level 3’s ability to manage these operations, realize opportunities for revenue growth presented by strengthened service offerings and expanded geographic market coverage and, to some degree, to eliminate redundant and excess costs. Because of difficulties in combining geographically distant operations, Level 3 may not be able to achieve the benefits that Level 3 hopes to achieve as a result of the acquisition.

Level 3 may not be able to realize the benefits from recently acquired operations

The completion of Level 3’s acquisitions of WilTel, Progress Telecom, ICG Communications, TelCove, Looking Glass, the proposed acquisition of Broadwing and any future acquisitions, create risks associated with Level 3’s ability to realize benefits of recently acquired operations. Some of these risks include:

•	difficulties assimilating the personnel and operations of the recently acquired operations;

•	loss of key personnel of the recently acquired operations;

•	loss of customers post-integration;

•	disruption of ongoing business and additional burdens on Level 3’s management team;

•	higher integration costs than anticipated;

•	failure to achieve expected synergies and costs savings;

•	difficulties in maintaining uniform standards, controls, procedures and policies; and

•	difficulties in ensuring accurate and timely reporting of financial information.

Level 3 cannot be certain that it will realize the benefits from the recent acquisitions that it anticipates, or that Level 3 will be able to integrate the recently acquired operations successfully. If Level 3 fails to integrate the recently acquired operations efficiently, it could have a material adverse effect on Level 3’s business, financial condition, results of operation and future prospects.

Level 3 may be unable to hire and retain sufficient qualified personnel; the loss of any of its key executive officers could adversely affect Level 3

Level 3 believes that its future success will depend in large part on its ability to attract and retain highly skilled, knowledgeable, sophisticated and qualified managerial, professional and technical personnel. In addition, the success of the combined operations after the merger will depend in part upon Level 3’s and Broadwing’s ability to retain key Broadwing employees. Key employees may depart because of issues relating to the difficulty of integration or accelerated retirement as a result of change in control severance provisions in their employment agreements with Broadwing. Accordingly, no assurance can be given that Broadwing will be able to retain key employees to the extent that it has been able to do so in the past.

In the past Level 3 has experienced significant competition in attracting and retaining personnel who possess the skills that it is seeking, and as a result of this, Level 3 may experience a shortage of qualified personnel. Level 3’s businesses are managed by a small number of key executive officers, particularly James Q. Crowe, Chief Executive Officer, Kevin J. O’Hara, President and Chief Operating Officer and Charles C. Miller, III, Vice Chairman and Executive Vice President. The loss of any of these key executive officers could have a material adverse effect on Level 3.

Broadwing stockholders will have different rights with respect to their stockholdings following the merger.

Upon consummation of the merger, the Broadwing stockholders will become stockholders of Level 3. There are material differences between the rights of stockholders of Broadwing and the rights of stockholders of Level 3. See “Comparison of Stockholder Rights” beginning on page 84.

The merger agreement limits Broadwing’s ability to pursue alternatives to the merger.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, limit Broadwing’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of the company. The merger agreement also provides that Broadwing will be required to pay a termination fee of $35 million to Level 3 under certain circumstances and reimburse Level 3 for its expenses. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Broadwing from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Broadwing than it might otherwise have proposed to pay.

Broadwing executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of Broadwing stockholders.

Executive officers of Broadwing negotiated the terms of the merger agreement with their counterparts at Level 3, and Broadwing’s board of directors approved the merger agreement and unanimously recommended that Broadwing stockholders vote to approve the merger. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that Broadwing’s executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of Broadwing stockholders. For example, each of Broadwing’s executive officers has an employment agreement with Broadwing that provides, among other things, for payment of severance and other benefits upon a termination of the officer’s employment under certain circumstances within two years following the merger. These and some other additional interests of Broadwing directors and executive officers may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than you may view it, as a stockholder. Please see “The Merger—Interests of Certain Persons in the Merger” for information about these financial interests.

Risks Related to Level 3’s Business

Communications Group

Level 3 needs to continue to increase the volume of traffic on its network or its network will not generate profits.

Level 3 must continue to increase the volume of Internet, data, voice and video transmission on its network, or the Level 3 Network, in order to realize the anticipated cash flow, operating efficiencies and cost benefits of the Level 3 Network. If Level 3 does not maintain its relationship with current customers and develop new large-volume customers, Level 3 may not be able to substantially increase traffic on the Level 3 Network, which would adversely affect its ability to become profitable.

Level 3’s VoIP services have only been sold for a limited period and there is no guarantee that these services will gain broad market acceptance.

Although Level 3 has sold Softswitch based services since the late 1990’s, Level 3 has been selling its Voice-over-IP (or VoIP) services for a limited period of time. As a result, there are many difficulties that Level 3 may encounter, including regulatory hurdles and other problems that Level 3 may not anticipate. To date, Level 3 has not generated significant revenue from the sale of its VoIP services, and there is no guarantee that Level 3 will be successful in generating significant VoIP revenues.

The success of Level 3’s subscriber based VoIP services is dependent on the growth and public acceptance of VoIP telephony.

The success of Level 3’s subscriber based VoIP services is dependent upon future demand for VoIP telephony services. In order for the IP telephony market to continue to grow, several things need to occur.

Telephone and cable service providers must continue to invest in the deployment of high speed broadband networks to residential and commercial customers. VoIP networks must continue to improve quality of service for real-time communications, managing effects such as packet jitter, packet loss, and unreliable bandwidth, so that toll-quality service can be provided. VoIP telephony equipment and services must achieve a similar level of reliability that users of the public switched telephone network have come to expect from their telephone service, including emergency calling features and capabilities. VoIP telephony service providers must offer cost and feature benefits to their customers that are sufficient to cause the customers to switch away from traditional telephony service providers. If any or all of these factors fail to occur, Level 3’s VoIP services business may not grow.

The prices that Level 3 charges for certain of its communications services have been decreasing, and Level 3 expects that they will continue to decrease over time and Level 3 may be unable to compensate for this lost revenue.

Level 3 expects to continue to experience decreasing prices for certain of its communications services:

•	as Level 3 and its competitors increase transmission capacity on existing and new networks;

•	as a result of Level 3’s current agreements with customers which often contain volume based pricing or other contractually agreed upon decreases in prices during the term of the agreement;

•	through technological advances or otherwise; and

•	as volume based pricing becomes more prevalent.

Accordingly, Level 3’s historical revenue is not indicative of future revenue based on comparable traffic volumes. As the prices for Level 3 communications services decrease for whatever reason, if Level 3 is unable to offer additional services from which it can derive additional revenue or otherwise reduce its operating expenses,

Level 3’s operating results will decline and its business and financial results will suffer. Level 3 also continues to expect, excluding the effects of acquisitions, managed modem related revenue to continue to decline in the future primarily due to an increase in the number of subscribers migrating to broadband services and continued pricing pressures and declining customer obligations under contractual arrangements. Level 3 experienced a significant decline in its digital subscriber line or DSL aggregation revenue during 2005, as the remaining customers of this service terminated their customer contracts during 2005.

Revenue under Level 3’s agreement with SBC Services is expected to decline materially.

As part of Level 3’s acquisition of the communications business of WilTel, it acquired a multi-year contract with SBC Services, Inc. Level 3 refers to this contract as the SBC Master Services Agreement. Recently, SBC Services Inc. became a subsidiary of AT&T, Inc. and announced its intention to migrate the services provided by WilTel to the merged SBC Services, Inc. and AT&T network. WilTel and SBC amended the SBC Master Services Agreement to run through 2009 and it provides a gross margin purchase commitment of $104 million from September 30, 2006 through the end of 2007, and $75 million from January 2008 through the end of 2009. Currently, only purchases by SBC of services on WilTel’s network count toward satisfaction of this purchase commitment. Originating and terminating access charges paid to local phone companies are passed through to SBC in accordance with a formula that approximates cost. Additionally, the SBC Master Services Agreement provides for the payment of $25 million in 2006 and $25 million in 2007 from SBC if certain performance criteria are met by Level 3. As a result, Level 3 expects the revenue generated by the SBC Master Services Agreement to decline materially in 2007.

Failure to complete development, testing and introduction of new services, including VoIP services, could affect Level 3’s ability to compete in the industry.

Level 3 continuously develops, tests and introduces new communications services that are delivered over the Level 3 Network. These new services are intended to allow Level 3 to address new segments of the communications marketplace and to compete for additional customers. In certain instances, the introduction of new services requires the successful development of new technology. To the extent that upgrades of existing technology are required for the introduction of new services, the success of these upgrades may be dependent on the conclusion of contract negotiations with vendors and vendors meeting their obligations in a timely manner. In addition, new service offerings, including new VoIP services, may not be widely accepted by Level 3’s customers. If Level 3’s new service offerings are not widely accepted by its customers, Level 3 may terminate those service offerings and be required to impair any assets or information technology used to develop or offer those services. If Level 3 is not able to successfully complete the development and introduction of new services, including new VoIP services, in a timely manner, its business could be materially adversely affected.

Level 3’s communications revenue is concentrated in a limited number of customers.

A significant portion of Level 3’s communications revenue is concentrated among a limited number of customers. If Level 3 lost one or more of these major customers, or if one or more major customers significantly decreased orders for Level 3’s services, Level 3’s communications business would be materially and adversely affected. Revenue from Level 3’s two largest communications customers, Time Warner, Inc. and its subsidiaries and Verizon Communications, Inc. and its affiliates, represented approximately 18% and 14% of Level 3’s communications revenue for 2005, respectively. America Online, Level 3’s largest managed modem customer and an affiliate of Time Warner, Inc., reduced the number of managed modem ports it purchases from Level 3 by approximately 30% during 2005. Level 3’s future communications operating results will depend on the success of Level 3’s customers and its success in selling services to them. If Level 3 were to lose a significant portion of its communications revenue from America Online, Level 3 may not be able to replace this revenue in the short term and its operating losses would increase, which increase may be significant.

In connection with the acquisition of WilTel in December 2005, Level 3 acquired a large customer contract between WilTel and SBC Communications, a subsidiary of AT&T. It is anticipated that the revenue generated by this contract during 2006 will cause SBC Communications to become Level 3’s largest customer based on revenue. Level 3 also expects that the revenue generated under this contract will decline materially over time as SBC Communications migrates its traffic from the Level 3 Network to the network that SBC Communications acquired from the former AT&T.

During Level 3’s communications business operating history, Level 3 has generated substantial losses, which it expects to continue.

The development of Level 3’s communications business required, and may continue to require, significant expenditures. These expenditures could result in substantial negative cash flow from operating activities and substantial net losses for the near future. For the nine months ended September 30, 2006 and the fiscal year ended December 31, 2005, Level 3 incurred losses from continuing operations of approximately $553 million and $687 million, respectively. Level 3 expects to continue to experience losses, and may not be able to achieve or sustain operating profitability in the future. Continued operating losses could limit Level 3’s ability to obtain the cash needed to expand its network, make interest and principal payments on its debt or fund other business needs. Level 3 will need to continue to expand and adapt its network in order to remain competitive, which may require significant additional funding. During 2005, Level 3 deployed a new generation of optical transmission equipment. Additional expansion and adaptations of the Level 3 Network’s electronic and software components will be necessary in order to respond to:

•	growing number of customers;

•	the development and launching of new services;

•	increased demands by customers to transmit larger amounts of data;

•	changes in customers’ service requirements;

•	technological advances by competitors; and

•	governmental regulations.

Future expansion or adaptation of Level 3’s network will require substantial additional financial, operational and managerial resources, which may not be available at the time. If Level 3 is unable to expand or adapt its network to respond to these developments on a timely basis and at a commercially reasonable cost, its business will be materially adversely affected.

Level 3’s need to obtain additional capacity for its network from other providers increases its costs.

Level 3 continues in some part to lease telecommunications capacity and obtain rights to use dark fiber from both long distance and local telecommunications carriers in order to extend the scope of its network both in the United States and Europe. Any failure by companies leasing capacity to Level 3 to provide timely service to Level 3 would adversely affect Level 3’s ability to serve its customers or increase the costs of doing so. Some of Level 3’s agreements with other providers require the payment of amounts for services whether or not those services are used. Level 3 enters into interconnection agreements with many domestic and foreign local telephone companies, but Level 3 is not always able to do so on favorable terms.

Costs of obtaining local service from other carriers comprise a significant proportion of the operating expenses of long distance carriers. Similarly, a large proportion of the costs of providing international service consists of payments to other carriers. Changes in regulation, particularly the regulation of local and international telecommunication carriers, could indirectly, but significantly, affect Level 3’s competitive position. These changes could increase or decrease the costs of providing Level 3’s services.

Level 3’s business requires the continued development of effective business support systems to implement customer orders and to provide and bill for services.

Level 3’s business depends on its ability to continue to develop effective business support systems and in particular the development of these systems for use by customers who intend to use Level 3’s services in their own service offering. This is a complicated undertaking requiring significant resources and expertise and support from third-party vendors. Business support systems are needed for:

•	implementing customer orders for services;

•	provisioning, installing and delivering these services; and

•	monthly billing for these services.

Because Level 3’s business provides for continued rapid growth in the number and volume of services offered, there is a need to continue to develop these business support systems on a schedule sufficient to meet proposed service rollout dates. The failure to continue to develop effective business support systems could materially adversely affect Level 3’s ability to implement its business plans.

Level 3 must obtain and maintain permits and rights-of-way to operate its network.

If Level 3 is unable, on acceptable terms and on a timely basis, to obtain and maintain the franchises, permits and rights-of-way needed to expand and operate its network, its business could be materially adversely affected. In addition, the cancellation or nonrenewal of the franchises, permits or rights-of-way that are obtained could materially adversely affect Level 3. Level 3’s communications operating subsidiaries are defendants in several lawsuits that the plaintiffs have sought to have certified as class actions that, among other things, challenge the subsidiaries’ use of rights of way. It is likely that additional suits challenging use of Level 3’s rights of way will occur and that those plaintiffs also will seek class certification. The outcome of this litigation may increase Level 3’s costs and adversely affect its operating results.

Termination of relationships with key suppliers could cause delay and costs.

Level 3 is dependent on third-party suppliers for fiber, computers, software, optronics, transmission electronics and related components that are integrated into its network. If any of these relationships is terminated or a supplier fails to provide reliable services or equipment and Level 3 is unable to reach suitable alternative arrangements quickly, Level 3 may experience significant additional costs. If that happens, Level 3 could be materially adversely affected.

Rapid technological changes can lead to further competition.

The communications industry is subject to rapid and significant changes in technology. In addition, the introduction of new services or technologies, as well as the further development of existing services and technologies may reduce the cost or increase the supply of certain services similar to those that Level 3 provides. As a result, Level 3’s most significant competitors in the future may be new entrants to the communications industry. These new entrants may not be burdened by an installed base of outdated equipment. Future success depends, in part, on the ability to anticipate and adapt in a timely manner to technological changes. Technological changes and the resulting competition could have a material adverse effect on Level 3.

Increased industry capacity and other factors could lead to lower prices for Level 3’s services.

Additional network capacity available from Level 3’s competitors may cause significant decreases in the prices for the services that it offers. Prices may also decline due to capacity increases resulting from technological advances and strategic acquisitions. Increased competition has already led to a decline in rates charged for various telecommunications services.

Level 3 is subject to significant regulation that could change in an adverse manner.

Communications services are subject to significant regulation at the federal, state, local and international levels. These regulations affect Level 3 and its existing and potential competitors. Delays in receiving required regulatory approvals (including approvals relating to acquisitions or financing activities), completing interconnection agreements with incumbent local exchange carriers or the enactment of new and adverse regulations or regulatory requirements may have a material adverse effect on Level 3. In addition, future legislative, judicial and regulatory agency actions could have a material adverse effect on Level 3.

Federal legislation provides for a significant deregulation of the U.S. telecommunications industry, including the local exchange, long distance and cable television industries. This legislation remains subject to judicial review and additional FCC rulemaking. As a result, Level 3 cannot predict the legislation’s effect on its future operations. Many regulatory actions are under way or are being contemplated by federal and state authorities regarding important items. These actions could have a material adverse effect on Level 3’s business.

States also often require prior approvals or notifications for certain transfers of assets, customers or ownership of certificated carriers and for issuances by certified carriers of equity or debt.

Level 3 may lose customers if Level 3 experiences system failures that significantly disrupt the availability and quality of the services that it provides.

Level 3’s operations depend on its ability to avoid and mitigate any interruptions in service or reduced capacity for customers. Interruptions in service or performance problems, for whatever reason, could undermine confidence in its services and cause Level 3 to lose customers or make it more difficult to attract new ones. In addition, because many of Level 3’s services are critical to the businesses of many of its customers, any significant interruption in service could result in lost profits or other loss to customers. Although Level 3 attempts to disclaim liability in its service agreements, a court might not enforce a limitation on liability, which could expose Level 3 to financial loss. In addition, Level 3 often provides its customers with guaranteed service level commitments. If Level 3 is unable to meet these guaranteed service level commitments as a result of service interruptions, Level 3 may be obligated to provide credits, generally in the form of free service for a short period of time, to its customers, which could negatively affect its operating results.

The failure of any equipment or facility on Level 3’s network, including the network operations control center and network data storage locations, could result in the interruption of customer service until necessary repairs are effected or replacement equipment is installed. Network failures, delays and errors could also result from natural disasters, terrorist acts, power losses, security breaches and computer viruses. These failures, faults or errors could cause delays, service interruptions, expose Level 3 to customer liability or require expensive modifications that could significantly hurt its business.

Intellectual property and proprietary rights of others could prevent Level 3 from using necessary technology to provide its services.

If technology that is necessary for Level 3 to provide its services were held under patent by another person, Level 3 would have to negotiate a license for the use of that technology. Level 3 may not be able to negotiate such a license at a price that is acceptable. The existence of such patents, or Level 3’s inability to negotiate a license for any such technology on acceptable terms, could force Level 3 to cease using the technology and offering services incorporating the technology.

To the extent that Level 3 is subject to litigation regarding the ownership of its intellectual property, this litigation could:

•	be time-consuming and expensive;

•	divert attention and resources away from Level 3’s daily business;

•	impede or prevent delivery of Level 3’s services; and

•	require Level 3 to pay significant royalties, licensing fees and damages.

Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block Level 3’s ability to provide its services and could cause Level 3 to pay substantial damages. In the event of a successful claim of infringement, Level 3 may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, if at all. The defense of any lawsuit could result in time-consuming and expensive litigation, regardless of the merits of such claims, and could also result in damages, license fees, royalty payments and restrictions on Level 3’s ability to provide services, any of which could harm its business.

Canadian law currently does not permit Level 3 to offer services directly in Canada.

Ownership of facilities that originate or terminate traffic in Canada is currently limited to Canadian carriers. This restriction hinders Level 3’s entry into the Canadian market unless appropriate arrangements can be made to address it.

Potential regulation of Internet service providers in the United States could adversely affect Level 3’s operations.

The FCC has to date treated Internet service providers as enhanced service providers. In addition, Congress has to date not sought to heavily regulate the provision of IP-based services. Both Congress and the FCC are considering proposals that involve greater regulation of IP-based service providers. Depending on the content and scope of any regulations, the imposition of such regulations could have a material adverse effect on Level 3’s business and the profitability of its services.

The communications industry is highly competitive with participants that have greater resources and a greater number of existing customers.

The communications industry is highly competitive. Many of Level 3’s existing and potential competitors have financial, personnel, marketing and other resources significantly greater than Level 3. Many of these competitors have the added competitive advantage of a larger existing customer base. In addition, significant new competition could arise as a result of:

•	the consolidation in the industry, led by AT&T and Verizon;

•	allowing foreign carriers to compete in the U.S. market;

•	further technological advances; and

•	further deregulation and other regulatory initiatives.

If Level 3 is unable to compete successfully, Level 3’s business could be significantly hurt.

Level 3 may be unable to successfully identify, manage and assimilate future acquisitions, investments and strategic alliances, which could adversely affect its results of operations.

Level 3 continually evaluates potential investments and strategic opportunities to expand its network, enhance connectivity and add traffic to the network. In the future, Level 3 may seek additional investments, strategic alliances or similar arrangements, which may expose Level 3 to risks such as:

•	the difficulty of identifying appropriate investments, strategic allies or opportunities;

•	the possibility that senior management may be required to spend considerable time negotiating agreements and monitoring these arrangements;

•	the possibility that definitive agreements will not be finalized;

•	potential regulatory issues applicable to the telecommunications business;

•	the loss or reduction in value of the capital investment;

•	the inability of management to capitalize on the opportunities presented by these arrangements; and

•	the possibility of insolvency of a strategic ally.

There can be no assurance that Level 3 would successfully overcome these risks or any other problems encountered with these investments, strategic alliances or similar arrangements.

Other Operations

Environmental liabilities from Level 3’s historical operations could be material.

Environmental liabilities from Level 3’s historical operations could be material. Level 3’s operations and properties are subject to a wide variety of laws and regulations relating to environmental protection, human health and safety. These laws and regulations include those concerning the use and management of hazardous and non-hazardous substances and wastes. Level 3 has made and will continue to make significant expenditures relating to its environmental compliance obligations. Level 3 may not at all times be in compliance with all of these requirements.

In connection with certain historical operations, Level 3 has responded to or been notified of potential environmental liability at approximately 148 properties as of December 31, 2005. Level 3 is engaged in addressing or has liquidated 70 of those properties. Of these: (a) Level 3 has formal commitments or other potential future costs at 13 sites; (b) there are 11 sites with minimal future costs; (c) there are 12 sites with unknown future costs; and (d) there are 34 sites with no likely future costs. The remaining 78 properties have been dormant for several years.

Level 3 could be held liable, jointly or severally, and without regard to fault, for such investigation and remediation. The discovery of additional environmental liabilities related to historical operations or changes in existing environmental requirements could have a material adverse effect on Level 3.

Potential liabilities and claims arising from coal operations could be significant.

Level 3’s coal operations are subject to extensive laws and regulations that impose stringent operational, maintenance, financial assurance, environmental compliance, reclamation, restoration and closure requirements.

These requirements include those governing air and water emissions, waste disposal, worker health and safety, benefits for current and retired coal miners, and other general permitting and licensing requirements. Level 3 may not at all times be in compliance with all of these requirements. Liabilities or claims associated with this non-compliance could require us to incur material costs or suspend production. Mine reclamation costs that exceed reserves for these matters also could require Level 3 to incur material costs.

General

If Level 3 is unable to comply with the restrictions and covenants in its debt agreements, there would be a default under the terms of these agreements, and this could result in an acceleration of payment of funds that have been borrowed.

If Level 3 were unable to comply with the restrictions and covenants in any of its debt agreements, there would be a default under the terms of those agreements. As a result, borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, there can be no assurance that Level 3 would be able to make necessary payments to the lenders or that Level 3 would be able to find alternative financing. Even if Level 3 was able to obtain alternative financing, there can be no assurance that it would be on terms that are acceptable.

Level 3 has substantial debt, which may hinder its growth and put Level 3 at a competitive disadvantage.

Level 3’s substantial debt may have important consequences, including the following:

•	the ability to obtain additional financing for acquisitions, working capital, investments and capital or other expenditure could be impaired or financing may not be available on acceptable terms;

•	a substantial portion of Level 3’s cash flow will be used to make principal and interest payments on outstanding debt, reducing the funds that would otherwise be available for operations and future business opportunities;

•	a substantial decrease in cash flows from operating activities or an increase in expenses could make it difficult to meet debt service requirements and force modifications to operations;

•	Level 3 has more debt than certain of its competitors, which may place Level 3 at a competitive disadvantage; and

•	substantial debt may make Level 3 more vulnerable to a downturn in business or the economy generally.

Level 3 had substantial deficiencies of earnings to cover fixed charges of approximately $504 million for the nine months ended September 30, 2006. Level 3 had deficiencies of earnings to cover fixed charges of $634 million for the fiscal year ended December 31, 2005, $409 million for the fiscal year ended December 31, 2004, $681 million for the fiscal year 2003, $936 million for the fiscal year 2002 and $4,356 million for the fiscal year 2001.

Level 3 may not be able to repay its existing debt; failure to do so or refinance the debt could prevent Level 3 from implementing its strategy and realizing anticipated profits.

If Level 3 were unable to refinance its debt or to raise additional capital on acceptable terms, Level 3’s ability to operate its business would be impaired. As of September 30, 2006, on a pro forma basis giving effect to the issuance in October 2006 of $600 million aggregate principal amount of 9.25% Senior Notes due 2014,

Level 3 had an aggregate of approximately $7.253 billion of long-term debt on a consolidated basis, excluding discount and fair value adjustments and including current maturities, and approximately $562 million of stockholders’ equity. Level 3’s ability to make interest and principal payments on its debt and borrow additional funds on favorable terms depends on the future performance of the business. If Level 3 does not have enough cash flow in the future to make interest or principal payments on its debt, Level 3 may be required to refinance all or a part of its debt or to raise additional capital. Level 3 cannot assure you that it will be able to refinance its debt or raise additional capital on acceptable terms.

Restrictions and covenants in Level 3’s debt agreements limit its ability to conduct its business and could prevent Level 3 from obtaining needed funds in the future.

Level 3’s debt and financing arrangements contain a number of significant limitations that restrict its ability to, among other things:

•	borrow additional money or issue guarantees;

•	pay dividends or other distributions to stockholders;

•	make investments;

•	create liens on assets;

•	sell assets;

•	enter into sale-leaseback transactions;

•	enter into transactions with affiliates; and

•	engage in mergers or consolidations.

If certain transactions occur with respect to Level 3’s capital stock, Level 3 may be unable to fully utilize its net operating loss carryforwards to reduce its income taxes.

As of December 31, 2005, Level 3 had net operating loss carryforwards of approximately $5.9 billion for federal income tax purposes. If certain transactions occur with respect to Level 3’s capital stock that result in a cumulative ownership change of more than 50 percentage points by 5-percent stockholders over a three-year period as determined under rules prescribed by the U.S. Internal Revenue Code and applicable regulations, annual limitations would be imposed with respect to Level 3’s ability to utilize its net operating loss carryforwards and certain current deductions against any taxable income it achieves in future periods. Level 3 has entered into transactions over the last three years resulting in significant cumulative changes in the ownership of its capital stock. Additional transactions could cause Level 3 to incur a 50 percentage point ownership change by 5% stockholders and, if Level 3 triggers the above-noted Internal Revenue Code imposed limitations, prevent it from fully utilizing net operating loss carryforwards and certain current deductions to reduce income taxes. Level 3 does not believe its net operating loss carryforwards will be limited in 2006 or thereafter, based on information available as of the date of this proxy statement/prospectus.

Increased scrutiny of financial disclosure, particularly in the telecommunications industry in which Level 3 operates, could adversely affect investor confidence, and any restatement of earnings could increase litigation risks and limit Level 3’s ability to access the capital markets.

Congress, the SEC, other regulatory authorities and the media are intensely scrutinizing a number of financial reporting issues and practices. Although all businesses face uncertainty with respect to how the U.S. financial disclosure regime may be impacted by this process, particular attention has been focused recently on the telecommunications industry and companies’ interpretations of generally accepted accounting principles.

If Level 3 were required to restate its financial statements as a result of a determination that Level 3 had incorrectly applied generally accepted accounting principles, that restatement could adversely affect its ability to access the capital markets or the trading price of its securities. The recent scrutiny regarding financial reporting has also resulted in an increase in litigation in the telecommunications industry. There can be no assurance that any such litigation against Level 3 would not materially adversely affect its business or the trading price of Level 3’s securities.

Terrorist attacks and other acts of violence or war may adversely affect the financial markets and Level 3’s business.

Since the September 11, 2001 terrorist attacks and subsequent events, there has been considerable uncertainty in world financial markets. The full effect on the financial markets of these events, as well as concerns about future terrorist attacks, is not yet known. They could, however, adversely affect Level 3’s ability to obtain financing on terms acceptable to Level 3, or at all.

There can be no assurance that there will not be further terrorist attacks against the United States or U.S. businesses. These attacks or armed conflicts may directly affect Level 3’s physical facilities or those of Level 3’s customers. These events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. and world financial markets and economy. Any of these occurrences could materially adversely affect Level 3’s business.

Level 3’s international operations and investments expose Level 3 to risks that could materially adversely affect the business.

Level 3 has operations and investments outside of the United States, as well as rights to undersea cable capacity extending to other countries, that expose Level 3 to risks inherent in international operations. These include:

•	general economic, social and political conditions;

•	the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems;

•	tax rates in some foreign countries may exceed those in the U.S.;

•	foreign currency exchange rates may fluctuate, which could adversely affect our results of operations and the value of Level 3’s international assets and investments;

•	foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

•	difficulties and costs of compliance with foreign laws and regulations that impose restrictions on Level 3’s investments and operations, with penalties for noncompliance, including loss of licenses and monetary fines;

•	difficulties in obtaining licenses or interconnection arrangements on acceptable terms, if at all; and

•	changes in U.S. laws and regulations relating to foreign trade and investment.

Risks Related to an Investment in Level 3’s Common Stock

Additional issuances of equity securities by Level 3 would dilute the ownership of Level 3’s existing stockholders.

Level 3 may issue equity in the future in connection with acquisitions or strategic transactions, to adjust its ratio of debt to equity, including through repayment of outstanding debt, to fund expansion of operations or for other purposes. Level 3 may issue shares of common stock at prices or for consideration that is greater than or less than the consideration for which this common stock is being offered. To the extent Level 3 issues additional equity securities, your percentage ownership of Level 3’s common stock would be reduced.

If a large number of shares of Level 3’s common stock is sold in the public market, the sales could reduce the trading price of Level 3’s common stock and impede its ability to raise future capital.

Level 3 cannot predict what effect, if any, future issuances of Level 3’s common stock will have on the market price of its common stock. In addition, shares of Level 3 common stock that are issued in connection with an acquisition may not be subject to resale restrictions. The market price of Level 3 common stock could drop significantly if certain large holders of Level 3 common stock, or recipients of Level 3 common stock in connection with an acquisition, sell all or a significant portion of their shares of common stock or are perceived by the market as intending to sell these shares other than in an orderly manner. In addition, these sales could impair Level 3 ability to raise capital through the sale of additional common stock in the capital markets.

Anti-takeover provisions in Level 3’s charter and by-laws could limit the share price and delay a change of management.

Level 3’s restated certificate of incorporation and by-laws contain provisions that could make it more difficult or even prevent a third party from acquiring Level 3 without the approval of the incumbent board of directors. These provisions, among other things:

•	prohibit stockholder action by written consent in place of a meeting;

•	limit the right of stockholders to call special meetings of stockholders;

•	limit the right of stockholders to present proposals or nominate directors for election at annual meetings of stockholders; and

•	authorize the board of directors to issue preferred stock in one or more series without any action on the part of stockholders.

In addition, the terms of most of Level 3’s long term debt require that upon a “change of control,” as defined in the agreements that contain the terms and conditions of the long term debt, Level 3 make an offer to purchase the outstanding long term debt at either 100% or 101% of the aggregate principal amount of that long term debt.

These provisions could limit the price that investors might be willing to pay in the future for shares of Level 3 common stock and significantly impede the ability of the holders of the common stock to change management. Provisions and agreements that inhibit or discourage takeover attempts could reduce the market value of our common stock.

The market price of Level 3’s common stock has been subject to volatility and, in the future, the market price of Level 3’s common stock may fluctuate substantially due to a variety of factors.

The market price of Level 3 common stock has been subject to volatility and, in the future, the market price of Level 3’s common stock may fluctuate substantially due to a variety of factors, including:

•	the depth and liquidity of the trading market for Level 3 common stock;

•	quarterly variations in actual or anticipated operating results;

•	changes in estimated earnings by securities analysts;

•	market conditions in the communications and information services industries;

•	announcement and performance by competitors;

•	regulatory actions; and

•	general economic conditions.

In addition, in recent months the stock market generally has experienced significant price and volume fluctuations. Those market fluctuations could have a material adverse effect on the market price or liquidity of Level 3’s common stock.

Certain Non-U.S. Holders may be subject to adverse U.S. federal income tax considerations.

Generally, if a non-U.S. holder, who owns more than 5% of Level 3’s outstanding common stock disposes of common stock, such holder may be subject to U.S. federal income or withholding tax on any gain recognized on the disposition as income effectively connected with a U.S. trade or business if Level 3 were a “U.S. real property holding corporation” at any time during the shorter of the five years before the disposition or the holding period of the holder. In addition, if Level 3’s common stock is not considered to be regularly traded on an established securities market at such time, a non-U.S. holder may be subject to such tax on any gain recognized on the disposition of common stock without regard to the value of the common stock owned by such holder. Level 3 may be, or may become, a U.S. real property holding corporation.

INFORMATION ABOUT THE SPECIAL MEETING OF BROADWING STOCKHOLDERS

This section contains information for Broadwing stockholders about the special meeting of Broadwing stockholders being held to consider:

•	the adoption of the merger agreement and approval of the merger;

•	the approval of an amendment and restatement of Broadwing’s Employee Stock Purchase Plan, or Purchase Plan, approved by Broadwing’s board of directors in June 2006, in order to (i) increase the number of shares of Broadwing’s common stock authorized for issuance under the Purchase Plan and (ii) eliminate the annual limit on the total number of shares that may be issued under the Purchase Plan; provided that such amendment and restatement will not affect the provisions in the merger agreement requiring Broadwing to (A) cause the offering period pursuant to the Purchase Plan to terminate at the effective time of the merger; (B) not make any further contributions to the current offering period pursuant to the Purchase Plan after the date the merger agreement was signed; and (C) refrain from commencing any new offering periods under the Purchase Plan, provided that these restrictions will not apply if the merger agreement terminates without the merger closing; and

•	such other matters as may properly come before the meeting or any adjournment or postponement thereof.

Together with this proxy statement/prospectus, Broadwing also is sending you a notice of the special meeting of Broadwing stockholders and a form of proxy that is being solicited by Broadwing’s board of directors for use at the special meeting of Broadwing stockholders. The information and instructions contained in this section are addressed to Broadwing stockholders and all references to “you” in this section should be understood to be addressed to Broadwing stockholders.

Date, Time and Place of the Special Meeting of Broadwing Stockholders

This proxy statement/prospectus is being furnished by Broadwing’s board of directors in connection with the solicitation of proxies from holders of Broadwing common stock for use at the special meeting of Broadwing stockholders to be held at the Baltimore/Washington International Airport Marriott, 1743 West Nursery Road, Baltimore, MD 21240 on January 3, 2007, beginning at 10:00 a.m., Eastern Standard Time, and at any adjournment or postponement of the special meeting of Broadwing stockholders.

Purpose of the Special Meeting of Broadwing Stockholders

The special meeting of Broadwing stockholders will be held to consider and vote upon a proposal to adopt the merger agreement and approve the merger, and a proposal to approve an amendment and restatement of the Purchase Plan in order to increase the number of shares of Broadwing’s common stock authorized for issuance under the Purchase Plan.

Record Date and Outstanding Shares

Broadwing’s board of directors has fixed the close of business on November 20, 2006, as the record date. Only stockholders of record of Broadwing common stock on the books of Broadwing as of the close of business on the record date will be entitled to notice of, and to vote at, the special meeting of Broadwing stockholders and any postponements or adjournments of the special meeting of Broadwing stockholders. On November 20, 2006, there were approximately 90,528,020 shares of Broadwing common stock issued and outstanding held by approximately 1,063 stockholders of record. The number of record stockholders does not include persons whose stock is held in nominee or “street name” accounts through brokers.

Quorum Requirement

A majority of all shares of Broadwing common stock outstanding on the record date, represented in person or by proxy, constitutes a quorum for the transaction of business at the special meeting of Broadwing stockholders. You will be considered part of the quorum if you return a signed and dated proxy card, if you vote by telephone or the Internet, or if you vote in person at the special meeting of Broadwing stockholders. Abstentions and shares of Broadwing common stock voted by a bank or broker holding shares of Broadwing common stock for a beneficial owner are counted as present and entitled to vote for purposes of determining a quorum. On the other hand, broker non-votes will not be treated as present for purposes of determining the number of votes required to approve or disapprove a proposal. A “broker non-vote” occurs on a proposal when a broker is not permitted to vote on that proposal without instruction from the beneficial owner of the shares and no instruction is given by the beneficial owner. If a quorum is not present at the special meeting of Broadwing stockholders, Broadwing intends to adjourn or postpone the meeting to solicit additional proxies.

Vote Required

Each holder of Broadwing common stock will be entitled to one vote, in person or by proxy, for each share of Broadwing common stock registered in the holder’s name on the books of Broadwing as of the record date on any matter submitted for the vote of Broadwing’s stockholders. The proposal to approve and adopt the merger agreement and to approve the merger will be approved if a majority of the outstanding shares of Broadwing common stock entitled to vote at the special meeting of Broadwing stockholders are voted in favor of such proposal. The proposal to approve the amendment and restatement of the Purchase Plan will be approved if a majority of the outstanding shares of Broadwing common stock present in person or represented by proxy and entitled to vote at the special meeting are voted in favor of such proposal.

Failures to vote, abstentions and broker non-votes will have the same effect as a vote against each of the proposals. A broker is not permitted to vote on the proposals without instruction from the beneficial owner of the shares of Broadwing common stock held by the broker. Therefore, if your shares of Broadwing common stock are held in an account at a brokerage firm or bank, and you do not provide the broker or bank with instructions on how to vote the shares of Broadwing common stock which you beneficially own in accordance with the instructions received from the brokerage firm or bank, a broker non-vote will occur with respect to those shares of Broadwing common stock.

The respective obligations of Level 3 and Broadwing to complete the merger are subject to the condition that Broadwing’s stockholders approve the merger agreement. If Broadwing’s stockholders fail to approve the merger agreement at the Broadwing special meeting of stockholders, each of Level 3 and Broadwing will have the right to terminate the merger agreement. See “The Merger Agreement—Termination” beginning on page 81.

Shares Beneficially Owned as of the Record Date

As of November 20, 2006, there were approximately 90,528,020 shares of Broadwing common stock outstanding. As of that date, less than 10% of the outstanding shares of Broadwing common stock were held by directors and executive officers of Broadwing and their respective affiliates. You are entitled to vote if you were a holder of record of shares of Broadwing common stock shares as of the record date. Your shares may be voted at the meeting only if you are present or represented by a valid proxy.

Voting at the Special Meeting of Broadwing Stockholders

If you are a Broadwing stockholder of record on the record date and you attend the special meeting of Broadwing stockholders, you may vote in person by completing a ballot at the special meeting of Broadwing stockholders even if you already have signed, dated and returned a proxy card. If your shares of Broadwing common stock are held in the name of a broker or nominee, you may not vote your shares of Broadwing common stock in person at the special meeting of Broadwing stockholders unless you obtain a signed proxy from the record holder giving you the right to vote the shares of Broadwing common stock.

Proxies

Broadwing stockholders may grant their proxies by mail by completing the enclosed proxy card, and signing, dating and returning it in the enclosed envelope. We recommend you do so promptly to help ensure timely delivery. We have arranged for Broadwing stockholders who are stockholders of record to have the option to submit their proxies by using the telephone or the Internet. The laws of Delaware, under which Broadwing is incorporated, specifically permit electronically transmitted proxies, provided that each proxy contains or is submitted with information that enables the inspectors of election to determine that the proxy was authorized by the stockholder.

Instructions for voting by using the telephone or the Internet are printed on the proxy voting instructions attached to the proxy card. In order to vote via the Internet, please have your proxy card available so you can input the required information from the card. The proxy card shows the Internet website address. When you log on to the Internet website address, you will receive instructions on how to proceed with voting your shares. The telephone and Internet voting procedures are designed to authenticate votes cast by use of a personal identification number. These procedures allow Broadwing stockholders to appoint a proxy to vote their shares of Broadwing common stock, and to confirm that their instructions have been properly recorded.

Shares Held Through Brokerage Accounts. If your shares of Broadwing common stock are held in the name of a broker or nominee, you should follow the instructions provided by that broker or nominee on how to direct the voting of your shares of Broadwing common stock.

How Proxies will be Voted; Recommendations of the Broadwing Board of Directors. All shares of Broadwing common stock represented by proxies properly executed and received by Broadwing before or at the special meeting of Broadwing stockholders will be voted in accordance with the instructions indicated on the proxies. The board of directors of Broadwing recommends that you vote “FOR” the adoption of the merger agreement and approval of the merger and “FOR” the amendment and restatement of the Purchase Plan. If the proxy is properly completed, signed and returned but no instructions are indicated, the shares of Broadwing common stock will be voted FOR the adoption of the merger agreement and approval of the merger, and FOR the amendment and restatement of the Purchase Plan.

The grant of a proxy will confer discretionary authority on the persons named in the proxy as proxy appointees to vote in accordance with their best judgment on procedural matters incident to the conduct of the Broadwing special meeting, such as a motion to adjourn in the absence of a quorum or a motion to adjourn for other reasons, including to solicit additional votes in favor of approval of the merger agreement. Proxies which specify a vote against approval of the merger agreement will not be voted in favor of any adjournment of the Broadwing special meeting for the purpose of soliciting additional votes in favor of the approval of the merger agreement.

Revoking Your Proxy. If you grant a proxy in respect of your shares of Broadwing common stock and then attend the special meeting of Broadwing stockholders, your attendance at the special meeting of Broadwing stockholders, or at any adjournment or postponement of the special meeting of Broadwing stockholders, will not automatically revoke your proxy. You can, however, revoke a proxy at any time prior to its exercise by:

•	delivering to Broadwing’s corporate secretary a written notice of revocation before the special meeting of Broadwing stockholders (or, if the special meeting of Broadwing stockholders, is adjourned or postponed, before the adjourned or postponed meeting is actually held);

•	delivering to Broadwing’s corporate secretary a later-dated, duly executed proxy (including a proxy by telephone or the Internet) before the special meeting of Broadwing stockholders (or, if the special meeting of Broadwing stockholders is adjourned or postponed, before the adjourned or postponed meeting is actually held);

•	revoking the proxy in accordance with the telephone or Internet voting procedures described in the proxy voting instructions attached to the proxy card; or

•	attending the special meeting of Broadwing stockholders and voting in person at the special meeting of Broadwing stockholders.

If your shares of Broadwing common stock are held in the name of a broker or nominee, you may change your vote by submitting new voting instructions to your broker or nominee in accordance with your broker’s or nominee’s instructions.

Solicitation of Proxies

Proxies may be solicited by mail, personal interview, telephone, facsimile and electronic mail by Broadwing’s directors, officers and employees on a part-time basis and for no additional compensation. Broadwing will bear the costs it incurs in the solicitation of proxies under this proxy statement and prospectus, including amounts paid in reimbursement to banks, brokerage firms, custodians, nominees and others for their expenses in forwarding soliciting material to the beneficial owners of Broadwing common stock. Level 3 and Broadwing have agreed to share equally all costs and expenses incurred in connection with the filing fee for the registration statement on Form S-4 of which this proxy statement and prospectus forms a part, as well as the costs of printing and mailing this proxy statement and prospectus.

Broadwing has retained D.F. King & Co., Inc. to assist it with the solicitation of proxies and to verify certain records related to the solicitations. Broadwing has agreed to pay D.F. King a fee in addition to its out-of-pocket expenses for services rendered and to indemnify D.F. King against certain liabilities arising out of it’s engagement (except for those resulting from D.F. King’s gross negligence or intentional misconduct).

Other Business

Broadwing’s board of directors currently is not aware of any business to be acted upon at the special meeting of Broadwing stockholders other than as described in this proxy statement and prospectus. A specific proposal has been included on the proxy card to authorize Broadwing’s board of directors to act in its discretion with respect to any procedural matters, adjournments or postponements to permit further solicitation of proxies for the merger.

Householding

Householding is a program, approved by the SEC, which allows the delivery of only one package of stockholder proxy materials if there are multiple Broadwing stockholders who live at the same address. This means that, if your household participates in the householding program, you will receive an envelope containing one set of proxy materials and a separate proxy card for each stockholder account in the household. Please vote all proxy cards enclosed in the package.

To Attend the Broadwing Special Meeting of Stockholders

Only stockholders, authorized proxy holders and Broadwing’s guests may attend the special meeting. An official admission ticket or proof of stock ownership, such as a recent brokerage account statement or letter from your broker, and a valid government-issued picture identification, such as a driver’s license are required for admission to the meeting. If your shares are held in the name of your broker, bank, or other nominee, you must bring to the meeting an account statement or letter from the nominee indicating that you beneficially owned the shares on November 20, 2006, the record date for voting.

A detachable admission ticket is attached to your proxy solicitation/voting instruction card. Please detach and bring the detailed admission ticket with you to the special meeting. Internet voters will be guided to a Website where, by following the instructions on the Website, they will be able to print an admission ticket.

Communications by Broadwing’s Stockholders with Broadwing

Any written revocation of a proxy or other communications in connection with this proxy statement/prospectus and requests for additional copies of this proxy statement and prospectus or the proxy card should be addressed to Broadwing Investor Relations, 1122 Capital of Texas Highway South, Austin, Texas 78746. If you have any questions or need further assistance in voting your shares of Broadwing common stock, please call Broadwing’s proxy solicitor, D.F. King & Co., Inc., toll free at 1-800-290-6424 or collect at 1-212-269-5550.

Your vote is important. Please sign, date and return your proxy card or submit your proxy and/or voting instructions by telephone or through the Internet promptly.

APPROVAL OF BROADWING’S AMENDED AND

RESTATED EMPLOYEE STOCK PURCHASE PLAN

In 2000, Broadwing’s board of directors adopted, and its stockholders subsequently approved, Broadwing’s Employee Stock Purchase Plan, which we refer to as the Purchase Plan. In June 2006, Broadwing’s board of directors amended the Purchase Plan, subject to stockholder approval, to increase the number of shares of Broadwing common stock available for issuance under the Purchase Plan by 2,500,000 to 3,500,000 shares and to eliminate the automatic annual increase in shares issuable under the Purchase Plan. Broadwing’s board of directors determined that Broadwing would not have enough shares available under the Purchase Plan for the estimated purchases for the offering period that ended on June 30, 2006 without this increase in the shares reserved for issuance under the Purchase Plan. Broadwing’s board of directors adopted this amendment in order to ensure that Broadwing could continue to grant purchase rights for that offering period and at future levels determined appropriate by its board of directors.

Under Section 423 of the Internal Revenue Code, or the Code, an amendment to increase the number of shares available under the Purchase Plan must be approved by company stockholders within 12 months of its adoption by the board of directors. Broadwing had initially planned to obtain stockholder approval of the amendment to the Purchase Plan at the next annual meeting scheduled for 2007.

For the offering period that ended on June 30, 2006, Broadwing issued 42,752 shares of Broadwing common stock under the Purchase Plan from those added under this amendment by our board of directors in June 2006. In addition, Broadwing anticipates that it will issue additional shares under the Purchase Plan at the end of the current offering period. Pursuant to the terms of the merger agreement with Level 3, contributions to the current Purchase Plan offering period have been frozen as of October 16, 2006. It is anticipated that Broadwing will issue the shares for the current offering period upon the earlier of the closing of the merger or December 31, 2006 and no further offering periods will occur prior to the close of the merger. If Broadwing cannot obtain stockholder approval of the amendments, the additional shares issued under Purchase Plan generally will be treated for tax purposes as non-qualified stock options issued at a discount to the fair-market price of our common stock.

During the last fiscal year, shares of Broadwing common stock were purchased in the amounts and at the price per share under the Purchase Plan as follows: Stephen E. Courter, no shares, Lynn D. Anderson, no shares, Kim D. Larsen, 483 shares ($3.927) and 393 shares ($3.859), Scott Widham, 2,744 shares ($3.927), all current executive officers of Broadwing as a group, 3,227 shares ($3.927) and 393 shares ($3.859), and all employees (excluding executive officers) of Broadwing as a group 133,373 shares ($3.927) and 192,292 shares ($3.859).

As of November 1, 2006, an aggregate of 1,042,752 shares of Broadwing’s common stock had been granted under the Purchase Plan. Including the increase from the amendment, 2,457,248 shares of Broadwing’s common stock (plus any shares that might in the future be returned to the Purchase Plan as a result of cancellations or expiration of purchase rights) remained available for future grant under the Purchase Plan. However, pursuant to the merger agreement, Broadwing is required (i) to take all necessary action to cause the offering period pursuant to the Purchase Plan to terminate at the effective time of the merger; (ii) not to make any further contributions to the current offering period pursuant to the Purchase Plan after the date the merger agreement was signed; and (iii) to take all necessary action to refrain from commencing any new offering periods under the Purchase Plan, provided that these restrictions will not apply if the merger agreement terminates without the merger closing.

Stockholders are requested in this proposal to approve the amendment and restatement of the Purchase Plan. The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve the amendment and restatement of the Purchase Plan. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

Broadwing’s board of directors recommends that stockholders vote “FOR” the amendment and restatement of the Purchase Plan.

The essential features of the Purchase Plan, as amended and restated, are outlined below:

Purpose

The purpose of the Purchase Plan is to provide a means by which employees of Broadwing (and any parent or subsidiary of Broadwing designated by the committee to participate in the Purchase Plan) may be given an opportunity to purchase shares of Broadwing’s common stock through payroll deductions, to assist Broadwing in retaining the services of its employees, to secure and retain the services of new employees, and to provide incentives for such persons to exert maximum efforts for the success of Broadwing. All of the approximately 1580 employees of Broadwing and Broadwing’s parents and subsidiaries are eligible to participate in the Purchase Plan.

The rights to purchase Broadwing’s common stock granted under the Purchase Plan are intended to qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Internal Revenue Code of 1986, as amended.

Administration

The compensation committee of Broadwing’s board of directors, which we refer to as the committee, administers the Purchase Plan and has the final power to construe and interpret both the Purchase Plan and the rights granted under it. The committee has the power, subject to the provisions of the Purchase Plan, to determine when and how rights to purchase our common stock will be granted, the provisions of each offering of such rights (which need not be identical), and whether employees of any parent or subsidiary of ours will be eligible to participate in the Purchase Plan.

Stock Subject to Purchase Plan

Subject to this Proposal, an aggregate of 3,500,000 shares of Broadwing’s common stock is reserved for issuance under the Purchase Plan. If rights granted under the Purchase Plan expire, lapse or otherwise terminate without being exercised, the shares of our common stock not purchased under such rights again become available for issuance under the Purchase Plan.

Offerings

The Purchase Plan is implemented by offerings of rights to all eligible employees from time to time by the committee. The maximum length for an offering under the Purchase Plan is 27 months. Currently, under the Purchase Plan, each offering is six months long.

Eligibility

Any person who is customarily employed at least 20 hours per week by Broadwing (or by any subsidiary of Broadwing designated by the compensation committee) on the first day of an offering is eligible to participate in that offering. Broadwing’s officers who are “highly compensated” as defined in the Code are eligible to participate in the Purchase Plan.

However, no employee is eligible to participate in the Purchase Plan if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, stock possessing 5% or more of the total combined voting power or value of all classes of Broadwing’s stock or of any parent or subsidiary of Broadwing (including any stock which such employee may purchase under all outstanding rights and options). In addition, no employee may purchase more than $25,000 worth of Broadwing’s common stock (determined at the fair market value of the shares at the time such rights are granted) under all employee stock purchase plans of Broadwing and its parent and subsidiary corporations in any calendar year.

Participation in the Plan

Eligible employees enroll in the Purchase Plan by delivering to Broadwing, prior to the date selected by the committee as the offering date for the offering, an agreement authorizing payroll deductions of up to 15% of such employees’ base compensation during the offering.

Purchase Price

The purchase price per share at which shares of Broadwing’s common stock are sold in an offering under the Purchase Plan is the lower of (i) 85% of the fair market value of a share of Broadwing’s common stock on the first day of the offering or (ii) 85% of the fair market value of a share of Broadwing’s common stock on the last day of the offering.

Payment of Purchase Price; Payroll Deductions

The purchase price of the shares is accumulated by payroll deductions over the offering. At any time during the offering, a participant may change or terminate his or her payroll deductions as the committee provides in the offering. A participant may not begin such payroll deductions after the beginning of the offering. All payroll deductions made for a participant are credited to his or her account under the Purchase Plan and deposited with Broadwing’s general funds. A participant may not make additional payments into such account.

Purchase of Stock

By executing an agreement to participate in the Purchase Plan, the employee is entitled to purchase shares under the Purchase Plan. If the aggregate number of shares to be purchased upon exercise of rights granted in the offering would exceed the maximum aggregate number of shares of Broadwing’s common stock available, the committee would make a pro rata allocation of available shares in a uniform and nondiscriminatory manner. Unless the employee’s participation is discontinued, his or her right to purchase shares is exercised automatically at the end of the offering at the applicable price. See “Withdrawal” below.

Withdrawal

While each participant in the Purchase Plan is required to sign an agreement authorizing payroll deductions, the participant may withdraw from a given offering by terminating his or her payroll deductions and by delivering to Broadwing a notice of withdrawal from the Purchase Plan. Such withdrawal may be elected at least ten business days prior to the next payroll period (or such other period of time determined by the committee).

Upon any withdrawal from an offering by the employee, Broadwing will distribute to the employee his or her accumulated payroll deductions without interest, less any accumulated deductions previously applied to the purchase of shares of Broadwing’s common stock on the employee’s behalf during such offering, and such employee’s interest in the offering will be automatically terminated. The employee is not entitled to again participate in that offering. However, an employee’s withdrawal from an offering will not have any effect upon such employee’s eligibility to participate in subsequent offerings under the Purchase Plan.

Termination of Employment

Generally, rights granted pursuant to any offering under the Purchase Plan terminate immediately upon cessation of an employee’s employment for any reason, and Broadwing will distribute to such employee all of his or her accumulated payroll deductions, without interest. Upon a participant’s death, his beneficiaries may elect, within thirty days of the participant’s death, to continue to participate in the ongoing offering to the extent of the participant’s contributions as of the date of death. Upon the retirement of a participant, the participant may continue to participate in the ongoing offering to the extent of the participant’s contributions at retirement but only if the retirement is within three months of the end of the offering period.

Restrictions on Transfer

Rights granted under the Purchase Plan are not transferable and may be exercised only by the person to whom such rights are granted.

Adjustment Provisions

In the event of any transaction involving Broadwing (including, without limitation, any merger, consolidation, reorganization, recapitalization, spinoff, stock dividend, extraordinary cash dividend, stock split, reverse stock split, combination, exchange or other distribution with respect to shares of Broadwing’s common stock or other change in the corporate structure or capitalization affecting Broadwing’s common stock), the compensation committee may make adjustments to the rights granted under the Purchase Plan to preserve the benefits or potential benefits of such rights. Action by the committee may include (i) adjustment of the number and kind of shares which are or may be subject to rights under the Purchase Plan (ii) adjustment of the number and kind of shares subject to outstanding rights under the Purchase Plan, (iii) adjustment to the exercise price of outstanding rights under the Purchase Plan, and (iv) any other adjustments that the compensation committee determines to be equitable.

Duration, Amendment and Termination

Broadwing’s board of directors may suspend or terminate the Purchase Plan at any time. Pursuant to the merger agreement, Broadwing is required (i) to take all necessary action to cause the offering period pursuant to the Purchase Plan to terminate at the effective time of the merger; (ii) not to make any further contributions to the current offering period pursuant to the Purchase Plan after the date the merger agreement was signed; and (iii) to take all necessary action to refrain from commencing any new offering periods under the Purchase Plan, provided that these restrictions will not apply if the merger agreement terminates without the merger closing.

Broadwing’s board of directors may amend the Purchase Plan at any time. Any amendment of the Purchase Plan must be approved by Broadwing’s stockholders within 12 months of its adoption by the committee if the amendment is necessary for the Purchase Plan to satisfy Section 423 of the Code, the rules of any stock exchange or similar entity on which Broadwing’s common stock is traded or other applicable laws and regulations.

Federal Income Tax Information

Rights granted under the Purchase Plan are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of shares of our common stock as if such amounts were actually received. Other than this, no income will be taxable to a participant until disposition of the acquired shares, and the method of taxation will depend upon the holding period of the acquired shares.

If the stock is disposed of more than two years after the beginning of the offering period and more than one year after the stock is transferred to the participant, then the lesser of (i) the excess of the fair market value of the stock at the time of such disposition over the exercise price or (ii) the excess of the fair market value of the stock as of the beginning of the offering period over the exercise price (determined as of the beginning of the offering period) will be treated as ordinary income. Any further gain or any loss will be taxed as a long-term capital gain or loss. At present, such capital gains generally are subject to lower tax rates than ordinary income.

If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the exercise date over the exercise price will be treated as ordinary income at the time of such disposition. The balance of any gain will be treated as capital gain. Even if the stock is later disposed of for less than its fair market value on the exercise date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the stock on such exercise date. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

There are no federal income tax consequences to Broadwing by reason of the grant or exercise of rights under the Purchase Plan. Broadwing is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant (subject to the requirement of reasonableness and the satisfaction of tax reporting obligations).

THE MERGER

General

On October 16, 2006, Broadwing’s board of directors and a committee of Level 3’s board of directors, consisting of Level 3’s chief executive officer, pursuant to specific authority delegated to him by the board of directors of Level 3, each approved the merger agreement, which provides for the acquisition by Level 3 of Broadwing through a merger of Merger Sub, a newly formed and wholly owned subsidiary of Level 3 with and into Broadwing. Immediately thereafter, Broadwing will be merged with and into Sister Subsidiary, with Sister Subsidiary as the surviving company and will remain a wholly owned subsidiary of Level 3. Upon completion of the merger, each share of Broadwing common stock will be converted into the right to receive $8.18 in cash and 1.3411 fully paid and nonassessable shares of Level 3 common stock.

Stockholders will not receive any fractional shares of Level 3 common stock in the merger. Instead, any fractional shares otherwise issuable will be rounded up to the nearest whole number.

Background of the Merger

During 2005, representatives of Broadwing and Level 3 from time to time had a number of discussions about the possibility of Level 3 acquiring Broadwing that did not lead to an agreement and were ultimately discontinued.

Discussions with Level 3 began in the spring of 2005 and continued into the fall of that year. Beginning in July 2005, Broadwing’s discussions with Level 3 were facilitated by Broadwing’s financial advisor, Thomas Weisel Partners, which was retained by Broadwing on July 7, 2005 to explore strategic options for the company. During the spring, summer and fall of 2005, Broadwing also held discussions with other telecommunications companies about the prospect of potential strategic transactions involving Broadwing. During that time, representatives of Broadwing held a number of meetings with representatives of Level 3, and Level 3 performed limited due diligence on Broadwing. As a result of those discussions, in the fall of 2005, Level 3 made non-binding proposals to Broadwing regarding a potential acquisition of Broadwing by Level 3. However, the companies were unable to agree on the terms of a transaction and, as a result, Broadwing’s board of directors directed that discussions with Level 3 be terminated by the late fall of 2005.

During the first half of 2006, Level 3’s Group Vice President for Corporate Development, Tom Boasberg, had a number of informal calls with Lynn Anderson, Broadwing’s Chief Financial Officer, who was then also acting co-CEO of Broadwing. In these conversations, the two discussed the possibility of a transaction between the two companies.

On July 26, 2006, James Crowe, Level 3’s Chief Executive Officer, called Stephen Courter to discuss Mr. Courter’s recent appointment as chief executive officer of Broadwing. Mr. Crowe requested an opportunity to meet with Mr. Courter in person in Austin, Texas, and, after a discussion with Broadwing’s board of directors, Mr. Courter agreed to have such a meeting in early September.

On September 13, 2006, Mr. Crowe and Mr. Courter met at Broadwing’s offices in Austin. During that meeting, Mr. Crowe and Mr. Courter discussed industry consolidation in general, but did not discuss the possibility of Level 3 acquiring Broadwing.

Beginning several weeks preceding Mr. Courter’s meeting with Mr. Crowe and ending on or about October 12, 2006, Broadwing had been in active discussions with another telecommunications service provider regarding a potential acquisition of that company by Broadwing. Once management of Broadwing and Level 3 determined to proceed to negotiate a definitive merger agreement, Broadwing discontinued further discussions with that other company.

On September 14, 2006, during a regularly scheduled telephonic meeting of Broadwing’s board of directors, Mr. Courter informed the board of his meeting with Mr. Crowe. The board indicated that if Level 3 wanted to make a written proposal to acquire Broadwing, the board would review it.

On or about September 19, 2006, Mr. Anderson and Kim Larsen, Broadwing’s President of Corporate Strategy and M&A and General Counsel, spoke via telephone with Mr. Boasberg, regarding Level 3’s interest in a potential acquisition of Broadwing and indicated that Broadwing’s board would review a written expression of interest that Level 3 might submit. They also discussed the nature of the consideration that might be paid to Broadwing stockholders in an acquisition, including whether cash would be a component of the merger consideration.

On September 22, 2006, Mr. Courter spoke by telephone with Charles Miller, Level 3’s Vice Chairman and Executive Vice President. During that conversation, Mr. Miller stated that Level 3 was contemplating submitting a proposal to acquire Broadwing. Mr. Courter indicated that Broadwing was not actively seeking a sale, but would consider any bona fide, reasonable proposal.

On September 25, 2006, Level 3 delivered to Broadwing a non-binding expression of its interest in acquiring Broadwing. Broadwing’s board of directors held a telephonic meeting on September 26, 2006, at which the expression of interest was discussed. The board concluded that the letter, which contemplated all stock consideration and a proposed 2.8-to-1 exchange ratio of Level 3’s common stock to Broadwing’s common stock, was worth pursuing, but believed that it was important to have increased certainty as to the value of the merger consideration at closing. The board believed that this could be achieved by having cash represent a significant portion of the merger consideration, by setting a “collar” around the stock portion of the purchase price, and/or by increasing the proposed exchange ratio. Following Broadwing’s board meeting, Messrs. Anderson, Larsen and Boasberg spoke by telephone regarding a number of the aspects of the Level 3 expression of interest, including the pricing issues raised by Broadwing’s board.

On September 28, 2006, Broadwing’s board of directors met to review Broadwing’s proposed response to Level 3’s expression of interest. Later that day, Mr. Courter delivered a response letter to Level 3, indicating that Broadwing would require, as part of the terms of any acquisition, a cash component, a collar on the stock, and/or an improved exchange ratio.

On October 2, 2006, Mr. Courter and Mr. Crowe spoke by telephone regarding Broadwing’s response letter. Mr. Crowe stated that Level 3 would consider including a cash component in the merger consideration to provide more certainty of the value of the merger consideration at closing. Later that day, Level 3 delivered a letter to Broadwing which indicated that it would be willing to pay a significant portion of the merger consideration in cash, as it had done in other of its transactions. Mr. Anderson, Mr. Larsen, and Mr. Boasberg discussed by telephone the amount of cash that could be included.

On October 3, 2006, Broadwing’s board of directors met to review the response letter received from Level 3. Subsequent to this meeting, Mr. Courter and Mr. Crowe spoke several times by telephone regarding potential transaction terms. On October 4, 2006, Level 3 provided Broadwing with a non-binding term sheet for the proposed acquisition, which included a proposed value of the merger consideration based on a 2.8-to-1 exchange ratio and included a significant cash component.

On October 5, 2006, Broadwing’s board met again by telephone to discuss the October 4 term sheet received from Level 3, as well as other strategic options available to Broadwing. Representatives of Thomas Weisel Partners attended this meeting and made a presentation to the board of directors. The board authorized Broadwing management to permit Level 3 to begin conducting due diligence with respect to Broadwing, and this authorization was subsequently communicated to representatives of Level 3.

Also on October 5, 2006, Level 3’s board of directors held a telephonic meeting to discuss the status of the discussions with Broadwing.

On October 9 and 10, 2006, representatives of Level 3 conducted due diligence at a hotel in Austin, Texas, with representatives of Thomas Weisel Partners in attendance.

On October 10, 2006, Willkie Farr & Gallagher LLP, counsel to Level 3, delivered a draft merger agreement to Broadwing.

On October 11, 2006, representatives of Broadwing and Thomas Weisel Partners conducted due diligence on Level 3 at Level 3’s offices in Broomfield, Colorado. The parties agreed that existing non-disclosure agreements between the parties, dated August 5, 2002, and December 8, 2003, would govern this exchange of information. The parties therefore did not enter into a new non-disclosure agreements respecting this exchange of information.

On October 12, Mr. Courter, Mr. Crowe and Mr. Miller held a meeting at Level 3’s offices, at which Mr. Courter informed Mr. Crowe that Broadwing’s board was still considering Level 3’s proposal. Later that day, the Broadwing board met again by telephone and further discussed the Level 3 proposal. Representatives of Thomas Weisel Partners were present at this meeting and made a further presentation to the board of directors. During the board’s discussion the board indicated that it would be favorably disposed to proceeding with the Level 3 proposal if the proposed merger consideration were increased. After the board call, Mr. Courter and Mr. Larsen met with Mr. Crowe and Mr. Miller and discussed the board’s desire for an increase in the merger consideration, and Mr. Crowe stated that Level 3 would be amenable to such a change, but only if a definitive agreement could be agreed upon and entered into within the next several days. Based upon this response, management of the respective companies determined to proceed to negotiate a definitive merger agreement with an increase in the merger consideration that is reflected in the final merger agreement, and instructed their representatives and advisors accordingly.

From October 13 through October 16, 2006, representatives of Broadwing, Greenberg Traurig LLP, counsel to Broadwing, Thomas Weisel Partners, Level 3 and Willkie Farr negotiated the terms of a definitive merger agreement. On October 14, 2006, Broadwing’s board of directors determined that it would be desirable to also obtain a fairness opinion from a firm that would not be receiving a transaction-based fee in connection with the merger. Accordingly, Broadwing engaged Goldman Sachs, which was already familiar with Broadwing, to provide a fairness opinion (in addition to the fairness opinion provided by Thomas Weisel Partners). On October 15, Broadwing’s board met again by telephone to review the status of negotiations and to review Thomas Weisel Partner’s preliminary analysis as to the fairness of the proposed transaction as well as to approve the terms of the engagement of Goldman Sachs to render a fairness opinion.

On October 15, 2006, Level 3’s board of directors held a telephonic meeting at which they discussed terms and conditions of the draft merger agreement. Level 3’s board delegated to a committee of the board, consisting of Mr. Crowe, the authority to approve the final merger agreement with terms and conditions substantially similar to those contained in the draft merger agreement. Level 3’s board approved the draft merger agreement with such changes as agreed to by Mr. Crowe pursuant to the authority it delegated to him.

On the evening of October 16, 2006, Mr. Crowe, pursuant to the authority delegated to him by Level 3’s board of directors, approved the merger agreement on behalf of the board.

Also on the evening of October 16, Broadwing’s board held a telephonic meeting at which they received presentations regarding the terms and conditions of the merger agreement. At the meeting, Thomas Weisel Partners rendered its opinion that, as of the date of the meeting and subject to the factors, assumptions, matters, procedures, limitations and qualifications set forth in its written opinion, the consideration to be received by holders of Broadwing common stock in the merger was fair, from a financial point of view, to such holders. In addition, at the meeting, Goldman Sachs rendered its opinion that, as of the date of the meeting and subject to the factors, assumptions, matters, procedures, limitations and qualifications set forth in its written opinion, the merger consideration, taken in the aggregate, to be received by holders of shares of Broadwing common stock in the merger was fair, from a financial point of view, to such holders. After the conclusion of this meeting, Broadwing and Level 3 executed and delivered to each other the merger agreement.

On November 21, 2006 Level 3, Merger Sub, Sister Subsidiary and Broadwing entered into an amendment to the merger agreement to add representations, warranties and covenants of Sister Subsidiary and to increase the size of the aggregate bonus pool for the special bonus plan to $6.4 million.

Recommendation of the Broadwing Board; Reasons for the Merger

In reaching its decision to approve and adopt the merger agreement and to recommend that Broadwing’s stockholders vote for the approval of the merger agreement, Broadwing’s board of directors consulted with Broadwing’s management and its financial and legal advisors and considered a variety of factors, including the following:

•	the financial terms of the transaction, including:

>	the fixed exchange ratio and cash consideration of 1.3411 shares of Level 3 common stock and $8.18 in cash for each share of Broadwing common stock;

>	that based on the closing trading prices of shares of Broadwing and Level 3 common stock on the trading day prior to the announcement of the merger, the merger consideration represented approximately $15.31 per share of Broadwing common stock, a premium of approximately 15.3% over the closing price of the Broadwing common stock on the Nasdaq Global Select Market on that day; and

>	that Broadwing stockholders will receive shares of common stock of Level 3 and will have the opportunity to share in the future growth and expected synergies of the combined company, while retaining the flexibility of selling all or a portion of those shares for cash into a liquid market at any time.

•	Broadwing’s board of director’s view of Broadwing’s prospects and potential future financial performance as an independent company;

•	the anticipated enhanced capabilities and competitiveness of the combined company as compared to Broadwing on a stand-alone basis, including:

>	an extensive network footprint and expanded product set to better serve customers;

>	greater scale, scope and reach to leverage the significant spending required to improve and expand product and service offerings for customers;

>	the expectation that the greater scale, scope and reach of the combined company would make it a more attractive partner for potential customers with national or international business models;

>	the cost savings and synergies that could be achieved from combining the two companies’ operations and eliminating duplicative network and operating costs;

•	the financial analyses and opinion of Thomas Weisel Partners LLC, Broadwing’s financial advisor, that, as of October 16, 2006, and based upon the assumptions made, matters considered and limits of review set forth in Thomas Weisel Partners’ written opinion, the consideration to be received by the holders of Broadwing common stock pursuant to the merger was fair to such holders from a financial point of view (which opinion is more fully described below);

•	the financial analyses and opinion of Goldman, Sachs & Co. that, as of October 16, 2006, and based upon and subject to the factors, assumptions, matters, procedures, qualifications and limitations set forth in the opinion, the merger consideration, taken in the aggregate, was fair, from a financial point of view, to holders of shares of Broadwing common stock (which opinion is more fully described below);

•

the judgment of Broadwing’s board of directors, after consultation with Broadwing’s management and financial advisors, that an alternative transaction that would provide greater value to the stockholders of

Broadwing was unlikely to be available, while the merger agreement permitted Broadwing’s board of directors to consider an unsolicited alternative transaction under certain circumstances and subject to certain limitations;

•	the merger agreement permits Broadwing, under certain circumstances, to provide non-public information to, and engage in discussions with, any third-party that proposes to acquire Broadwing and to terminate the merger agreement to accept a superior proposal from a third party;

•	Broadwing’s board of director’s judgment that, although certain terms of the merger agreement, including the $35 million termination fee and requirement to reimburse up to $2.5 million in Level 3’s expenses, may make it more costly for a third party to effect an alternative transaction with Broadwing, those terms should not preclude a third party with the financial ability to complete a transaction from proposing an alternative transaction involving Broadwing because the $35 million fee is a relatively small percentage of the aggregate consideration that would be payable in any alternative transaction;

•	the consideration by Broadwing’s board of directors, after consultation with counsel, of the likelihood that the merger would be approved by the requisite authorities, without the imposition of material conditions that would prevent or materially delay the merger and of the required efforts of the parties to obtain such approvals; and

•	the expectation that the merger should qualify as a reorganization for U.S. federal income tax purposes and that, as a result, the exchange by Broadwing stockholders of their shares of Broadwing common stock for shares of Level 3 common stock in the merger generally should be tax-free to Broadwing’s stockholders.

Broadwing’s board of directors also considered a variety of risks and other potentially negative factors, including the following:

•	the price of Level 3’s common stock at the time of closing could be lower than the price as of the time of signing the merger agreement and, accordingly, the value of the consideration received by Broadwing stockholders in the merger could be materially less than the value as of the date of the merger agreement;

•	the difficulties and challenges inherent in completing a merger and integrating the business, particularly the business of a large company such as Broadwing;

•	the expected synergies and other benefits of the merger might not be fully achieved or may not be achieved within the timeframes expected;

•	given the size of the combined company and the mix of assets it will own, the challenges it will face in continuing to grow its revenues;

•	the risks of the type and nature described above under “Risk Factors” beginning on page 17;

•	the merger ultimately may not be completed as a result of material adverse conditions imposed by regulatory authorities or otherwise;

•	certain provisions of the merger agreement may have the effect of discouraging proposals by third parties for alternative transactions with Broadwing, including:

>	the requirement that Broadwing provide Level 3 the right to obtain information with respect to proposals for alternative transactions and to a five business day negotiating period after receipt by Broadwing of a superior proposal before Broadwing’s board of directors may accept the superior proposal and withdraw, modify or amend its recommendation of the merger; and

>	the requirement that Broadwing pay a termination fee of $35 million to Level 3 in order for Broadwing to terminate the merger agreement to accept a superior proposal;

•	that Broadwing would also be required to pay a termination fee of $35 million to Level 3 under the following circumstances:

>	prior to the special meeting, the board of directors of Broadwing shall have failed to recommend or shall have withdrawn or modified or changed in a manner adverse to Level 3 its approval or recommendation of the merger agreement or the merger or shall have resolved to do any of the foregoing;

>	prior to the special meeting, the board of directors of Broadwing shall have approved, recommended or accepted an alternative transaction with Broadwing that the board of directors of Broadwing determines to be more favorable to the stockholders of Broadwing than the merger with Level 3;

>	Broadwing shall fail to call or hold the special meeting in accordance with the terms of the merger agreement;

>	Broadwing shall have materially breached any material provisions of the merger agreement restricting Broadwing’s ability to solicit proposals for an alternative transaction; or

>	the merger agreement is terminated because Broadwing’s stockholders fail to approve the merger after a third party proposes an alternative transaction with Broadwing and within 12 months of termination, a third party signs or completes an acquisition transaction with Broadwing.

•	the circumstances under which Level 3 may terminate the merger agreement, including Level 3’s right to terminate the merger agreement if Broadwing’s board of directors withdraws its recommendation of the merger or modifies or changes its recommendation in a manner adverse to Level 3;

•	certain of Broadwing’s directors and officers may have conflicts of interest in connection with the merger, as they will receive certain benefits that are different from, and in addition to, those of Broadwing’s other stockholders (see “—Interests of Broadwing Executive Officers and Directors in the Merger”); and

•	the risk and costs that the merger might not be completed, the potential impact of the restrictions under the merger agreement on Broadwing’s ability to take certain actions during the pendency of the merger agreement, the potential for diversion of management and employee attention and for employee attrition during that period and the potential effect on Broadwing’s business and relations with customers and service providers.

Broadwing’s board of directors considered all of the foregoing factors as a whole and concluded that it supported a favorable determination to approve and adopt the merger agreement and to recommend the merger agreement to the Broadwing stockholders.

The foregoing discussion of the information and factors discussed by Broadwing’s board of directors is not exhaustive but does include the material factors considered by the Broadwing board. Broadwing’s board of directors did not quantify or assign any relative or specific weight to the various factors that it considered. Rather, the board considered and based its recommendation on the totality of the information presented to the board of directors. In addition, individual members of Broadwing’s board of directors may have given no weight or different weight to different factors.

Opinion of Thomas Weisel Partners

The board of directors of Broadwing engaged Thomas Weisel Partners LLC to act as its financial advisor and to render a fairness opinion in connection with the proposed merger involving Level 3 and Broadwing. Broadwing selected Thomas Weisel Partners to act as its financial advisor in connection with the merger based on Thomas Weisel Partners’ experience, expertise and reputation, and its familiarity with Broadwing’s business.

On October 16, 2006, Thomas Weisel Partners delivered to the Broadwing board of directors its written opinion that, as of that date, and based upon the assumptions made, matters considered and limits of review set forth in Thomas Weisel Partners’ written opinion, the consideration to be received by holders of Broadwing common stock pursuant to the merger was fair to such stockholders from a financial point of view.

The full text of Thomas Weisel Partners’ written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Thomas Weisel Partners in delivering its opinion, is attached as Annex B to this proxy statement/prospectus. Stockholders should read the opinion carefully and in its entirety. The following description of Thomas Weisel Partners’ opinion is only a summary of the written opinion and is qualified in its entirety by the written opinion and is not a substitute for the written opinion.

Thomas Weisel Partners directed its opinion to the board of directors of Broadwing in its consideration of the merger. The opinion does not constitute a recommendation to the stockholders of Broadwing as to how they should vote with respect to the merger. The opinion addresses only the financial fairness of the consideration to be received by the holders of Broadwing common stock in the merger as of the date of the opinion. It does not address the relative merits of the merger or any alternatives to the merger. Further, it does not address Broadwing’s underlying decision to proceed with or effect the merger, or any other aspect of the merger.

In connection with its opinion, Thomas Weisel Partners, among other things:

•	reviewed certain publicly available financial and other data, including financial forecasts, with respect to Broadwing and Level 3, including the consolidated financial statements for recent years and interim periods to June 30, 2006, and certain other relevant financial and operating data relating to Broadwing and Level 3 made available to Thomas Weisel Partners from published sources and from the internal records of Broadwing and Level 3;

•	reviewed the financial terms and conditions of a draft merger agreement dated as of October 16, 2006;

•	reviewed certain publicly available information concerning the trading of, and the trading market for, Broadwing common stock and Level 3 common stock;

•	compared Broadwing and Level 3 from a financial point of view with certain other publicly traded companies in the telecommunications industry which Thomas Weisel Partners deemed to be relevant;

•	considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the telecommunications industry which Thomas Weisel Partners deemed to be comparable, in whole or in part, to the merger;

•	reviewed and discussed with representatives of the management of Broadwing and Level 3 certain information of a business and financial nature regarding Broadwing and Level 3, furnished to Thomas Weisel Partners by Broadwing and Level 3, including financial forecasts and related assumptions of Broadwing and Level 3;

•	made inquiries regarding and discussed the merger and the merger agreement and other matters related thereto with Broadwing’s counsel; and

•	performed such other analyses and examinations as Thomas Weisel Partners deemed appropriate.

In preparing its opinion, Thomas Weisel Partners did not assume any responsibility independently to verify the foregoing information and have relied on its being accurate and complete in all material aspects. Thomas Weisel Partners also made the following assumptions:

•

with respect to the financial forecasts for Broadwing and Level 3 provided to Thomas Weisel Partners by their respective management, Thomas Weisel Partners assumed, upon the advice of Broadwing and Level 3 management and with the consent of the board of directors of Broadwing, for purposes of its opinion that such forecasts (including the assumptions regarding cost savings and synergies of the combined business) have been reasonably prepared on bases reflecting the best available estimates and judgments of their respective management at the time of preparation as to the future financial performance of Broadwing and Level 3, and that they provide a reasonable basis on which Thomas Weisel Partners can form its opinion.

•	that there have been no material changes in the assets, financial condition, results of operations, business or prospects of Broadwing or Level 3 since the respective dates of their last financial statements made available to Thomas Weisel Partners;

•	that the merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations;

•	that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended; and

•	that the final merger agreement would not differ in any respect material to Thomas Weisel Partners’ opinion from the draft provided to and reviewed by Thomas Weisel Partners, and that the merger will be consummated in accordance with the terms described in the merger agreement, without waiver by Broadwing of any of the conditions to its obligations thereunder.

In addition,

•	Thomas Weisel Partners relied on advice of counsel and independent accountants to Broadwing as to all legal and financial reporting matters with respect to Broadwing, the merger and the merger agreement;

•	Thomas Weisel Partners did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Broadwing or Level 3, nor was Thomas Weisel Partners furnished with any such appraisals; and

•	Thomas Weisel Partners’ opinion was based on economic, monetary and market and other conditions as in effect on, and the information made available to Thomas Weisel Partners as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, Thomas Weisel Partners has not assumed any obligation to update, revise or reaffirm its opinion.

The following represents a brief summary of the material financial analyses performed by Thomas Weisel Partners in connection with providing its opinion to the board of directors of Broadwing. Some of the summaries of financial analyses performed by Thomas Weisel Partners include information presented in tabular format. In order to fully understand the financial analyses performed by Thomas Weisel Partners, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Thomas Weisel Partners. Except as indicated, the quantative information below (to the extent based on market data) is based on market data as it existed on or before October 13, 2006 and is not necessarily indicative of current market conditions.

Comparable company analysis

Based on public and other available information, Thomas Weisel Partners calculated the implied enterprise value of Broadwing (which Thomas Weisel Partners defined as market capitalization plus total debt less cash and cash equivalents), and the implied per share equity value of Broadwing using multiples for selected telecommunications companies of enterprise value (based on closing stock prices on October 13, 2006) to estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for 2007 and 2008. Projections for the selected companies were based on publicly available investment banking research. Projected 2007 and 2008 information for Broadwing used in the analysis was based on management estimates for both a “Base” case and “High” case. The comparable company analysis compared Broadwing to ten companies in the competitive local exchange carrier, or CLEC, and interchange carrier, or IXC, sub sectors of the telecommunication services industry. Thomas Weisel Partners did not include every company that could be deemed to be a participant in this same industry, or in any specific sectors of this industry. Thomas Weisel Partners believes that the ten companies listed below have operations similar to some of Broadwing’s operations, but noted that none of these companies has the same management, composition, size or combination of businesses as Broadwing:

• Cbeyond;	• Level 3;
• Cogent;	• Savvis;
• Covad;	• Time Warner Telecom;
• Eschelon;	• US LEC; and
• Global Crossing;	• XO Communications

The multiples derived from enterprise values and estimated EBITDA of the companies listed above were calculated using data that excluded all extraordinary items and non recurring charges, and were pro forma for pending acquisitions. In each case, Thomas Weisel Partners multiplied the ratios derived from its analysis by Broadwing’s applicable estimated EBITDA to calculate the resulting valuation ranges.

The implied Broadwing values below were each based on a range of multiples of first quartile to third quartile. The quartiles were calculated using statistical interpolation to divide the probability distribution into four equal areas.

The following table sets forth the multiples and valuation ranges indicated by this analysis ($ in millions, except per share data):

	Enterprise Value/ EBITDA 2007E
Third Quartile	13.2	x
Mean	12.1	x
Median	11.9	x
First Quartile	9.4	x
Implied Broadwing Enterprise Value (Base Case)	$410.8 - $ 579.2
Implied Broadwing Per Share Equity Value (Base Case)	$6.34 - $ 8.20
Implied Broadwing Enterprise Value (High Case)	$590.7 - $ 832.9
Implied Broadwing Per Share Equity Value (High Case)	$8.32 - $ 11.00

	Enterprise Value/ EBITDA 2008E
Third Quartile	10.8	x
Mean	9.6	x
Median	10.0	x
First Quartile	7.7	x
Implied Broadwing Enterprise Value (Base Case)	$529.1 - $ 740.3
Implied Broadwing Per Share Equity Value (Base Case)	$7.64 - $ 9.97
Implied Broadwing Enterprise Value (High Case)	$776.2 - $ 1,086.1
Implied Broadwing Per Share Equity Value (High Case)	$10.37 - $ 13.79

Thomas Weisel Partners noted that the price per share implied by the consideration to be received by the holders of Broadwing common stock in the merger (based on Level 3’s closing stock price on October 16, 2006) was $15.31, which exceeds the range of prices implied by this analysis.

Discounted cash flow analysis

Thomas Weisel Partners used cash flow forecasts of Broadwing for the second half of calendar year 2006 and full calendar years 2007 through 2010, based on Base case and High case management estimates, to perform a discounted cash flow analysis. In conducting this analysis, Thomas Weisel Partners assumed that Broadwing would perform in accordance with these forecasts. Thomas Weisel Partners first estimated the discounted value of the projected cash flows using discount rates ranging from 11% to 13%, which range of discount rates were selected based upon a weighted average cost of capital analysis for Broadwing and other companies used in the selected comparable companies analysis. Thomas Weisel Partners then calculated a terminal value based on two methodologies: (i) EBITDA exit multiples of 9.0x - 11.0x (based on the trading multiples of comparable companies), and (ii) perpetual growth rates of 4.0% - 5.0%. These terminal values were discounted to present value using discount rates ranging from 11% to 13%. This analysis indicated a range of enterprise value, to which cash, cash equivalents and marketable securities were added and from which debt (including convertible debt) was subtracted, to calculate a range of equity value. This analysis implied per share values ranging from $8.60 to $11.02 for the Base case and $11.96 to $15.19 for the High case using EBITDA exit multiples for the terminal value. The implied per share values ranged from $3.14 to $4.44 for the Base case and $8.26 to $12.20 for the High case using perpetual growth rates for the terminal value. Thomas Weisel Partners noted that the price per share price implied by the consideration to be received by the holders of Broadwing common stock in the merger (based on Level 3’s closing stock price on October 16, 2006) was $15.31, which exceeds the range of prices implied by this analysis.

Comparable transactions analysis

Based on public and other available information, Thomas Weisel Partners calculated the implied enterprise value and the implied per share value of Broadwing based on multiples of enterprise value to EBITDA for the next year and second year post acquisition in 18 selected acquisitions of wireline telecommunication companies that have been announced since January 24, 2005. In each case, Thomas Weisel Partners used estimates based on public filings, news articles, public Wall Street research analysts’ reports and forecasts and other publicly available third party sources. The acquisitions reviewed in this analysis were the following:

Announcement date	Name of acquiror	Name of target
January 24, 2005	France Telecom	Equant

January 31, 2005	SBC Communications	AT&T

February 14, 2005	Verizon	MCI

July 25, 2005	VSNL	Teleglobe

October 30, 2005	Level 3 Communications	WilTel Communications

December 12, 2005	Earthlink	New Edge Networks

January 25, 2006	Level 3 Communications	Progress Telecom

February 17, 2006	IDT Corp	Net2Phone

March 6, 2006	AT&T	Bell South

April 14, 2006	Level 3 Communications	ICG Communications

April 30, 2006	Level 3 Communications	TelCove

May 5, 2006	Telepacific	Mpower

May 15, 2006	Qwest	OnFiber Communications

June 5, 2006	Level 3 Communications	Looking Glass Networks

June 21, 2006	KPN Global Carrier Services	iBasis

July 27, 2006	Time Warner Telecom	Xspedius

August 14, 2006	PaeTec	US LEC

September 22, 2006	Cavalier Telephone	Talk America

The following table sets forth the implied enterprise value and implied equity price per share of Broadwing based on multiples indicated by this analysis ($ in millions, except per share data):

	Announced Enterprise Value/EBITDA
	Next Year		Next Year +1
Third Quartile	6.9	x	7.5	x
Mean	5.7	x	6.0	x
Median	5.6	x	6.4	x
First Quartile	4.5	x	4.2	x
Implied Broadwing Enterprise Value (Base Case)	$197.2 - $305.0		$288.2 - $517.3
Implied Broadwing Per Share Equity Value (Base Case)	$3.98 - $ 5.17		$4.99 - $ 7.51
Implied Broadwing Enterprise Value (High Case)	$283.6 - $438.5		$422.8 - $758.9
Implied Broadwing Per Share Equity Value (High Case)	$4.93 - $ 6.64		$6.47 - $10.18

The implied Broadwing values above were each based on a range of multiples of first quartile to third quartile. In each case, Thomas Weisel Partners multiplied the ratios derived from its analysis by Broadwing’s estimated 2007 and 2008 EBITDA to calculate the resulting valuation ranges listed above. Thomas Weisel Partners again noted that the price per share implied by the consideration to be received by the holders of Broadwing common stock in the merger (based on Level 3’s closing stock price on October 16, 2006) was $15.31, which exceeds the range of prices implied by this analysis.

No company or transaction used in the comparable company or comparable transactions analyses is identical to Broadwing or the merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which Broadwing, Level 3, and the merger are being compared.

Precedent premiums paid analysis

Based on public information, Thomas Weisel Partners reviewed the consideration paid in U.S. acquisitions announced since October 16, 2001 with transaction values between $800 and $1,600 million. Thomas Weisel Partners calculated the implied price per share of Broadwing based on premiums paid in these transactions over:

•	the stock price of the target company one day prior to the announcement of the acquisition;

•	the stock price of the target company one week prior to the announcement of the acquisition; and

•	the stock price of the target company four weeks prior to the announcement of the acquisition.

The results of this analysis are summarized in the following table:

	Average Stock Premium
Transactions Since 10/16/01	1 Day	1 Week	4 Weeks
3rd Quartile	34.1%	35.0%	36.8%
Mean	25.8%	27.1%	28.0%
Median	25.0%	23.4%	26.3%
1st Quartile	13.1%	14.9%	16.9%
Implied Broadwing Per Share Value	$14.92 - $17.70	$14.09 - $16.55	$13.37 - $15.65

The implied prices per share for Broadwing above were based on a range of premiums of first quartile to third quartile. Thomas Weisel Partners noted that the price per share implied by the consideration to be received by the holders of Broadwing common stock in the merger (based on Level 3’s closing stock price on October 16, 2006) was $15.31, which is within the ranges of prices implied by this analysis.

In addition, in light of the fact that a portion of the consideration to be received by the holders of Broadwing common stock is payable in Level 3 common stock, Thomas Weisel Partners also performed certain analyses and examinations with respect to Level 3, including a comparable company analysis and a discounted cash flow analysis, and determined that Level 3’s share price as of October 16, 2006 as within the range of reasonable value for the common stock.

The foregoing description is only a summary of the analyses and examinations that Thomas Weisel Partners deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Thomas Weisel Partners. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Thomas Weisel Partners believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to Broadwing’s board of directors. In addition, Thomas Weisel Partners may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Thomas Weisel Partners with respect to the actual value of Broadwing.

In performing its analyses, Thomas Weisel Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Broadwing and Level 3. The analyses performed by Thomas Weisel Partners are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Thomas Weisel Partners with respect to the financial fairness of the consideration to be received by holders of Broadwing common stock pursuant to the merger as of the date of the opinion, and were provided to Broadwing’s board of directors in connection with the delivery of Thomas Weisel Partners’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future. The stock portion of the consideration to be received by the holders of Broadwing common stock in the merger is based upon a fixed exchange ratio and, accordingly, the market value of the stock portion of the consideration may vary significantly from the price on the date of Thomas Weisel Partners’ opinion.

As described above, Thomas Weisel Partners’ opinion and presentation were among the many factors that the Broadwing board of directors took into consideration in making its determination to approve, and to recommend that the stockholders of Broadwing approve, the merger. Broadwing determined the consideration to be paid to the holders of Broadwing common stock through negotiations with Level 3. Although Thomas Weisel Partners provided advice to Broadwing during the course of these negotiations, the decision to enter into the merger agreement was solely that of the Broadwing board of directors. Broadwing did not impose any limitations on Thomas Weisel Partners with respect to the investigation made or procedures followed in rendering its opinion.

Broadwing initially engaged Thomas Weisel Partners as its financial advisor on July 7, 2005 and, pursuant to a letter agreement dated October 13, 2006, confirmed the engagement of Thomas Weisel Partners to render a fairness opinion in connection with the proposed merger. Broadwing has agreed to pay Thomas Weisel Partners for its financial advisory services a success fee equal to 1.4% of the value of the consideration in the merger, up to a maximum of $17.0 million (which success fee is currently expected to be approximately $17.0 million) payable upon consummation of the merger; provided that the success fee is to be reduced by the fee paid to Thomas Weisel Partners by Broadwing upon delivery of its fairness opinion, and by the engagement fee paid to Thomas Weisel upon the commencement of this engagement. The Broadwing board of directors was aware of this fee structure and took it into account in considering Thomas Weisel Partners’ opinion and in approving the merger. Further, Broadwing has agreed to reimburse Thomas Weisel Partners for its reasonable out-of-pocket costs and expenses and to indemnify Thomas Weisel Partners, its affiliates, and its respective partners, directors, officers, agents, employees and controlling persons against specific liabilities, including liabilities under the federal securities laws.

In the ordinary course of its business, Thomas Weisel Partners actively trades the equity securities of Broadwing and Level 3 for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Opinion of Goldman, Sachs

Goldman Sachs rendered its opinion to Broadwing’s board of directors that, as of October 16, 2006 and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be received by holders of shares of Broadwing common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 16, 2006, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Goldman Sachs provided its opinion for the information and assistance of Broadwing’s board of directors in connection with its consideration of the transaction contemplated by the merger agreement. The Goldman Sachs opinion is not a recommendation as to how any holder of Broadwing’s common stock should vote with respect to the transaction.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	the voting agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Broadwing (and its predecessor) and Level 3 for the five fiscal years ended December 31, 2005;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Broadwing and Level 3;

•	certain other communications from Broadwing and Level 3 to their respective stockholders; and

•	certain internal financial analyses and forecasts for Broadwing and Level 3 prepared by their respective managements, including certain cost savings and operating synergies projected by the management of Level 3 to result from the transaction.

Goldman Sachs also held discussions with members of the senior management of Broadwing and Level 3 regarding their assessment of the past and current business operations, financial condition, and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity for the Broadwing common stock and the Level 3 common stock, compared certain financial and stock market information for Broadwing and Level 3 with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the competitive telecommunications industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, legal, accounting, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard, Goldman Sachs assumed with the consent of Broadwing’s board of directors that the internal financial analyses and forecasts prepared by the managements of Broadwing and Level 3, including the cost savings and operating synergies projected by the management of Level 3 to result from the transaction, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of Broadwing and Level 3. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on Broadwing or Level 3 or on the expected benefits of the transaction in any way meaningful to its analysis. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Broadwing or Level 3 or any of their respective subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of Broadwing or Level 3 or any of their respective subsidiaries furnished to Goldman Sachs. Goldman Sachs’ opinion does not address the underlying business decision of Broadwing to engage in the transaction. In addition, Goldman Sachs did not express any opinion as to the prices at which shares of Level 3 common stock will trade at any time. Goldman Sachs’ opinion was necessarily based on the economic, monetary, market and other conditions as in effect on, and the information provided to Goldman Sachs as of, the date of the opinion.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the board of directors of Broadwing in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 13, 2006, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Broadwing common stock for the one-year period ended October 13, 2006. In addition, Goldman Sachs analyzed the consideration to be received by holders of Broadwing common stock pursuant to the merger agreement, assuming a $15.22 aggregate value for such consideration (based on the closing price of $5.25 per share of Level 3 common stock on October 13, 2006), in relation to the five-day average, 10-day average, one-month average, three-month average, one-year average and closing market prices of the Broadwing common stock, in each case, as of October 13, 2006.

This analysis indicated that the price per share to be paid to Broadwing stockholders pursuant to the merger agreement represented:

•	a premium of 21.9% based on the five-day average market price as of October 13, 2006 of $12.49 per share;

•	a premium of 23.0% based on the 10-day average market price as of October 13, 2006 of $12.37 per share;

•	a premium of 25.0% based on the one-month average market price as of October 13, 2006 of $12.18 per share;

•	a premium of 39.4% based on the three-month average market price as of October 13, 2006 of $10.92 per share;

•	a premium of 50.6% based on the one-year average market price as of October 13, 2006 of $10.10 per share; and

•	a premium of 15.3% based on the close of business market price of $13.20 per share on October 13, 2006.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Broadwing and Level 3 to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the competitive telecommunications industry:

Competitive Local Exchange Carrier (CLECs)

•	Covad Communications Group, Inc.

•	Cbeyond, Inc.

•	Eschelon Telecom, Inc.

•	Time Warner Telecom Inc.

Long-Haul Providers

•	Broadwing

•	Global Crossing Limited

•	Level 3

Others

•	iPass Inc.

•	SAVVIS, Inc.

Although none of the selected companies is directly comparable to Broadwing or Level 3, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Broadwing and Level 3.

Goldman Sachs also calculated and compared various financial multiples and ratios based on information it obtained from SEC filings and International Brokers Estimates System (IBES) estimates. The multiples and ratios of Broadwing were calculated using the Broadwing common stock closing price on October 13, 2006, and the multiples and ratios of Level 3 were calculated using the Level 3 common stock closing price on October 13, 2006. The multiples and ratios of Broadwing and Level 3 were based on information provided by their respective managements.

With respect to the selected companies, Goldman Sachs calculated enterprise value, which is the market value of common equity plus the book value of debt less cash, as a multiple of estimated 2007 earnings before interest, taxes and depreciation and amortization, or EBITDA.

The results of these analyses are summarized as follows:

Range
	CLECs	Long-Haul Providers	Others	Broadwing	Level 3
Enterprise Value as a Multiple of:

Estimated 2007 EBITDA	5.2x - 18.5x	10.0x - 13.3x	13.2x - 16.1x	23.1x	13.3x

Discounted Cash Flow Analysis of Broadwing. Goldman Sachs performed a discounted cash flow analysis on Broadwing using forecasts prepared by Broadwing’s management under two alternative scenarios, which are referred to in this proxy statement/prospectus as the Case I and Case II forecasts, respectively. The Case II forecasts reflect certain modifications to the Case I forecasts based on different assumptions regarding the realization of revenue generation and cost savings initiatives. Goldman Sachs calculated indications of net present value of unlevered, after-tax free cash flows as of December 31, 2006, for Broadwing for the years 2007 through 2010 using discount rates ranging from 10.0% to 14.0%. Goldman Sachs calculated implied prices per share of the Broadwing common stock using illustrative terminal values in the year 2010 based on multiples ranging from 7.0x EBITDA to 11.0x EBITDA. These illustrative terminal values were then discounted to calculate implied indications of present values as of December 31, 2006, using discount rates ranging from 10.0% to 14.0%. The various ranges for discount rates were chosen to reflect theoretical analyses of cost of capital. The following table presents the results of this analysis:

Illustrative Per Share Value Indications
Broadwing Case I	$10.89 - $ 17.36
Broadwing Case II	$6.97 - $ 11.84

Discounted Cash Flow Analysis of Level 3. Goldman Sachs performed a discounted cash flow analysis on Level 3 using forecasts prepared by Level 3’s management. Goldman Sachs calculated indications of net present value as of December 31, 2006, of unlevered after-tax free cash flows for Level 3 for the years 2007 through 2010 using discount rates ranging from 10.0% to 14.0%. Goldman Sachs calculated implied prices per share of the Level 3 common stock using illustrative terminal values in the year 2010 based on multiples ranging from 7.0x EBITDA to 11.0x EBITDA. These illustrative terminal values were then discounted to calculate implied indications of present values as of December 31, 2006, using discount rates ranging from 10.0% to 14.0%. The various ranges for discount rates were chosen to reflect theoretical analyses of cost of capital. The following table presents the results of this analysis:

Illustrative Per Share Value Indications
Level 3	$3.43 - $ 8.54

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the competitive telecommunications industry since October 2005:

Recent Level 3 Acquisitions

•	WilTel Communications Group, LLC announced on October 31, 2005

•	Progress Telecom LLC announced on January 26, 2006

•	ICG Communications, Inc. announced on April 17, 2006

•	TelCove, Inc. announced on May 1, 2006

•	Looking Glass Networks Holding Co., Inc. announced on June 5, 2006

Other Recent Transactions

•	Acquisition by U.S. TelePacific Holdings Corp. of Mpower Holding Corporation announced on May 6, 2006

•	Acquisition by Time Warner Telecom Inc. of Xspedius Communications LLC announced on July 27, 2006

•	Acquisition by PAETEC Corp. of US LEC Corp. announced on August 14, 2006

•	Acquisition by Cavalier Telephone Corporation of Talk America Holdings, Inc. announced on September 22, 2006

For each of the Recent Level 3 Acquisitions, Goldman Sachs calculated and compared enterprise value as a multiple of EBITDA on a pre-synergies and post-synergies basis, based on Wall Street research estimates. Goldman Sachs then applied this range of multiples to Broadwing’s 2007 EBITDA on a pre-synergies and post-synergies (run rate) basis to imply a range of per share values for both Case I and Case II. With respect to the post-synergies analysis, Goldman Sachs added certain cost savings and operating synergies projected by the management of Level 3 to result from the transaction to Broadwing’s estimated 2007 EBITDA. For each of the Other Recent Transactions, Goldman Sachs calculated and compared enterprise value as a multiple of EBITDA on a pre-synergies basis.

The following table presents the results of this analysis:

	Enterprise Value as a Multiple of EBITDA Ranges				Illustrative Broadwing Per Share Value Indications
Selected Transactions	Low		High		Case I	Case II
Recent Level 3 Acquisitions—pre-synergies	5.7	x	9.4	x	$5.32 - $ 7.90	$4.10 - $ 5.89
Recent Level 3 Acquisitions— post-synergies (run rate)	2.6	x	5.1	x	$7.89 - $ 14.18	$7.33 - $ 13.10
Other Recent Transactions	2.8	x	11.8	x	$3.29 - $ 9.57	$2.70 - $ 7.06

Pro Forma Valuation Analysis. Goldman Sachs performed a pro forma valuation analysis on the combined entity by combining (a) the midpoint of the enterprise value for Broadwing implied by the analysis described above under “—Discounted Cash Flow Analysis of Broadwing” and (b) the midpoint of the enterprise value for Level 3 implied by the analysis described above under “—Discounted Cash Flow Analysis of Level 3”. This analysis was used to calculate illustrative per share value indications of the Level 3 common stock to be issued pursuant to the merger agreement, which Goldman Sachs then combined with the per share cash amount to be paid pursuant to the merger agreement. Goldman Sachs performed this analysis both before and after giving effect to the present value of certain cost savings and operating synergies projected by the management of Level 3 to result from the transaction on a per share basis. Goldman Sachs compared the resulting implied per share value of the merger consideration to (i) the midpoint of the illustrative per share value indications of Broadwing common stock implied by the discounted cash flow analysis described above under “—Discounted Cash Flow Analysis of Broadwing” and (ii) the closing market price of the Broadwing common stock as of October 13, 2006.

The following table presents the results of this analysis:

	Without Synergies		Including Synergies
	Case I	Case II	Case I	Case II
Percentage Increase of Pro Forma Value of Merger Consideration to:
Midpoint of range of Broadwing stock prices implied by discounted cash flow analysis	13.1%	65.2%	23.8%	81.2%
Closing stock price per share of Broadwing common stock on October 13, 2006	21.1%	17.7%	32.5%	29.2%

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Broadwing or Level 3 or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to Broadwing’s board of directors as to the fairness from a financial point of view of the merger consideration to be received by holders of shares of Broadwing common stock, taken in the aggregate, pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Broadwing, Level 3, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

As described above, Goldman Sachs’ opinion to Broadwing’s board of directors was one of many factors taken into consideration by Broadwing’s board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs was engaged by Broadwing to undertake a study to enable it to render its opinion as to the fairness from a financial point of view of the merger consideration to be received by holders of shares of Broadwing common stock in connection with the transaction contemplated by the merger agreement. In addition, Goldman Sachs has provided certain investment banking services to Broadwing from time to time. Goldman Sachs has provided certain investment banking services to Level 3 from time to time, including having acted as Level 3’s financial advisor in the conversion of its 1,000,000 shares of Class B Common Stock of Commonwealth Telephone Enterprises, Inc. into Level 3 common stock in July 2003. Goldman Sachs also may provide investment banking services to Broadwing and Level 3 in the future. In connection with the above-described investment banking services Goldman Sachs has received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such service to Broadwing, Level 3 and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Broadwing and Level 3 for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

Broadwing’s board of directors selected Goldman Sachs to provide the above-described opinion because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the merger agreement. Pursuant to a letter agreement dated October 16, 2006, Broadwing has agreed to pay Goldman Sachs a transaction fee of $3,500,000, all of which became payable upon the request of Broadwing for the Goldman Sachs opinion. In addition, Broadwing has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Level 3’s Reasons for the Merger

The following factors were considered by the Board of Directors of Level 3 in evaluating and approving the merger and the merger agreement.

Level 3’s belief that the acquisition of Broadwing will further enhance and complement the implementation of Level 3’s network strategy to provide end-to-end bandwidth services to its customers.

Recently, Level 3 re-aligned its operations around customer markets that it believes will continue to drive growth while enabling Level 3 to better focus on the needs of its customers. These groups include:

•	The Wholesale Markets Group, which services the communications needs of the largest global service providers, including carriers, cable companies, wireless companies, and voice service providers. These customers typically integrate Level 3 services into their own products and services to offer to their end user customers.

•	The Content Markets Group, which focuses on serving media and content companies with large and growing bandwidth needs. Customers in this market include video distribution companies, providers of gaming, mega-portals, software service providers, social networking providers, as well as more traditional media distribution companies such as broadcasters, television networks and sports leagues.

•	The Business Markets Group, which targets enterprise customers and regional carriers who value a local, professional sales force. Specific customer markets include small, medium, and large businesses, local and regional carriers, state and local government entities, and higher education institutions.

•	The European Markets Group, which serves the largest European consumers of bandwidth, including the largest European and international carriers, large system integrators, voice service providers, cable operators, Internet service providers, content providers, and government and education sectors

Level 3 believes that the acquisition of Broadwing will enhance the scale and capabilities of the Wholesale Markets Group and the Business Markets Group. Level 3’s acquisition of Broadwing will build upon Level 3’s enterprise markets strategy and its existing capabilities. Level 3 believes that approximately fifty percent of Broadwing’s revenue is derived from the customers who purchase communications services on a wholesale basis, which should complement Level 3’s Wholesale Markets Group business. Level 3 believes that the remaining portion of Broadwing’s revenue is derived from enterprise customers, which should also complement Level 3’s Business Markets Group.

Through its recently completed acquisitions, Level 3 has built the services, marketing, sales and customer care capabilities required to successfully serve and support enterprise customers through its Business Markets

Group. Level 3 believes that Level 3 will be able to enhance the performance of the combined operations to take advantage of Broadwing’s enterprise market capabilities to accelerate the growth of Level 3’s Business Markets Group. In addition, Level 3 believes that its network reach and depth should improve the gross margins and profitability of Broadwing’s current wholesale and enterprise market businesses. The acquisition of Broadwing will also improve Level 3’s network position.

As a result of Level 3’s existing presence in both the wholesale and enterprise markets, Level 3 believes that the acquisition of Broadwing should create value for investors and customers. Level 3 expects that significant cost savings can be realized through the combination of the companies operations through the elimination of duplicative network and operating costs. These network savings should be realized as network traffic is migrated to the Level 3 national network and metropolitan facilities from the Broadwing facilities and as duplicate operating and administrative costs are reduced.

Level 3 also expects that the completion of the acquisition of Broadwing, will have a positive effect Level 3’s financial condition—or have the effect of de-leveraging Level 3—as a result of the addition of the adjusted OIBDA or adjusted operating income before depreciation and amortization anticipated to be generated by the Broadwing business.

In addition, Level 3 believes that the merger will provide it with the opportunity to market and sell its services to a new group of customers as well as the opportunity to provide its current customers with a range of new services.

Level 3 cannot assure you, however, that any of the potential savings, synergies or opportunities considered by it in evaluating the merger will be achieved following the completion of the merger. See “Risk Factors” beginning on page 17.

Interests of Certain Persons in the Merger

In considering the recommendation of Broadwing’s board of directors with respect to the approval of the merger agreement, Broadwing’s stockholders should be aware that Broadwing’s executive officers and directors have interests in the merger that are different from, or in addition to, those of Broadwing stockholders generally. Broadwing’s board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve and adopt the merger agreement and to recommend that Broadwing stockholders vote FOR the approval of the merger agreement.

Option and Restricted Stock Vesting; Conversion of Options and Restricted Stock

Most of Broadwing’s executive officers and directors hold unvested options to purchase shares of Broadwing common stock and/or unvested shares of restricted common stock of Broadwing, all of which were granted under Broadwing’s equity compensation plans. Pursuant to the terms of the merger agreement, all outstanding Broadwing stock options, including any unvested stock options, will be canceled as of the effective time of the merger, and the holder of each stock option, including any unvested stock option, that has an exercise price of less than the value of the per share merger consideration will receive from the surviving corporation a combination of cash and stock, calculated based upon the amount by which the deemed value of the merger consideration exceeds the per share exercise price of the option. In addition, all unvested shares of restricted stock granted by Broadwing and outstanding at the effective time of the merger will vest in full at the effective time and will be exchanged for cash and shares of Level 3 common stock in the same manner as all other shares of Broadwing common stock.

The following chart sets forth, as of the record date, the number of unvested stock options and unvested shares of restricted Broadwing common stock held by each of Broadwing’s executive officers and by its non-employee directors as a group.

Name and Principal Positions	Unvested Stock Options		Unvested Restricted Common Stock
Stephen E. Courter Chief Executive Officer	500,000	(1)	—

Lynn D. Anderson Senior Vice President and Chief Financial Officer	10,818		91,875

Kim D. Larsen President of Corporate Strategy and Mergers & Acquisitions and General Counsel	6,203		103,125

Scott Widham President of Corporate Development	30,768		122,875

Non-employee directors as a group (5 individuals)	2,335		120,000

(1)	Includes options to acquire 218,750 shares which Mr. Courter has agreed with Broadwing will be cancelled immediately prior to the closing of the merger.

Executive Employment Agreements

Each of Broadwing’s executive officers is a party to an executive employment agreement with Broadwing. Under the terms of these agreements, each executive officer would be eligible to receive the following severance payments and benefits upon a termination of his employment by Broadwing without “cause” or by the executive officer for “good reason” (as these terms are defined in the employment agreements) within two years following the merger:

•	a lump sum cash payment equal to a specified number of months of the executive officer’s base salary at the time of termination;

•	a lump sum cash payment equal to a multiple of the executive’s annual target incentive bonus; and

•	a lump sum cash payment equal to the pro-rata amount of the target incentive bonus for the year in which the termination occurs, to the extent earned through the date of termination;

•	accrued base salary and other amounts earned through the date of termination but not paid as of the date of termination; and

•	continuation of medical and dental benefit programs for a specified period following the termination.

In addition, in the event that any of the executive officers becomes subject to an excise tax under Section 4999 of the Code, the agreements provide for an additional payment to the executive such that the executive will be placed in the same after-tax position as if no such excise tax had been imposed, unless the executive’s payments exceed the limit on parachute payments by less than 15%, in which case the executive’s severance payments will be reduced to the minimum extent necessary so that no portion of the payments are subject to the excise tax.

The following chart sets forth, for each executive officer of Broadwing, the estimated cash severance pay to which he would be entitled upon a qualifying termination of his employment immediately following the completion of the merger (excluding continuation of medical benefits and relocation assistance). The calculation assumes completion of the merger on March 31, 2007. The calculation of the pro-rata amount of the target incentive bonus described above assumes performance at target levels.

Name	Estimated Cash Severance Pay
Stephen E. Courter	$1,405,479
Lynn D. Anderson	$1,036,055
Kim D. Larsen	$1,007,289
Scott Widham	$1,025,151

2006 Bonus Plan. Level 3 has agreed that, if bonuses payable under the terms of Broadwing’s 2006 Bonus Plan are not paid by Broadwing prior to the closing of the merger, Level 3 will cause the surviving company to pay to the participants in the 2006 Bonus Plan, including Broadwing’s executive officers, the amounts payable to those participants pursuant to the terms of the Plan. Level 3 has further agreed that the amount to be paid to each participant will be as determined by Broadwing’s management and communicated to Level 3 prior to the closing, and that any participant who is employed by Broadwing on the earlier of December 31, 2006 or the closing will be entitled to receive his or her bonus amount even if his or her employment is terminated after that date but prior to the bonus payment date, unless termination is by the employer for “cause” or by the employee other than for “good reason” or as a result of a “constructive termination.”

Director and Officer Indemnification; Director’s and Officer’s Insurance. Level 3 has agreed to indemnify, or to cause the surviving entity in the merger to indemnify, for a period of six years following the merger, each director or officer of Broadwing to the same extent and in the same manner as Broadwing provided indemnification to those directors and officers pursuant to its amended and restated certificate of incorporation and amended and restated by-laws, each as in effect at the effective time of the merger. Level 3 also has agreed that it will maintain Broadwing’s current policy of directors’ and officers’ liability insurance coverage, or an equivalent replacement policy for the benefit of Broadwing directors and officers, for six years following the completion of the merger, except that Level 3 is not required to incur annual premium expense greater than 200% of Broadwing’s current annual directors’ and officers’ liability insurance premium.

Manner and Procedure for Exchanging Shares of Broadwing Common Stock; No Fractional Shares

Surrender of Certificates. As promptly as practicable following the effective time of the merger, the exchange agent selected by Level 3 for the merger will mail to each record holder of Broadwing common stock (a) a letter of transmittal and (b) instructions for surrendering certificates formerly representing Broadwing common stock in exchange for cash and a certificate or certificates representing Level 3 common stock, into which the Broadwing common stock will be converted pursuant to the merger. After receipt of such forms, holders of Broadwing common stock will be able to surrender such certificates to the exchange agent, and each such holder will receive in exchange therefor the cash to which such holder is entitled and certificates evidencing the number of whole shares of Level 3 common stock to which such holder is entitled. Broadwing stockholders should not send their stock certificates until they receive the transmittal form.

After the merger, each certificate that previously represented shares of Broadwing common stock will represent only the right to receive the cash and shares of Level 3 common stock into which those shares of Broadwing common stock have been converted.

If Level 3 were to pay dividends, on Level 3 common stock after the effective time of the merger, Level 3 would not pay dividends to holders of Broadwing stock certificates in respect of the shares of Level 3 common stock into which the Level 3 shares represented by those certificates have been converted until the Broadwing stock certificates are surrendered to the exchange agent.

After the effective time of the merger, Broadwing will not register any further transfers of Broadwing shares. Any certificates evidencing Broadwing shares that are presented for registration after the effective time of the merger will be exchanged for the cash and certificates evidencing the number of shares of Level 3 common stock to which they are entitled.

Voting Agreement

Concurrently with the execution of the merger agreement, Level 3 executed a voting agreement with Dr. Huber, the chairman of the board of directors of Broadwing, and certain of his affiliates. Pursuant to the voting agreement, and as further described below, Dr. Huber and those affiliates, have agreed to vote their shares of Broadwing common stock in favor of the merger agreement and merger at the meeting. As of the record date, the stockholders who are parties to the voting agreement held 8,024,392 shares of Broadwing common stock, which represents approximately 8.9% of all shares eligible to vote. A copy of the voting agreement is attached hereto as Annex E.

Voting of Shares. From October 16, 2006 until the termination of the voting agreement, each stockholder signatory to the voting agreement has agreed, subject to the terms and conditions of the voting agreement, to vote at any meeting of the stockholders of Broadwing such stockholder’s shares (or cause to be voted any shares such stockholder controls) of Broadwing:

•	in favor of adoption of the merger agreement and approval of the terms thereof and of the merger and each of the other transactions contemplated thereby;

•	against any action or agreement that Level 3 has provided such stockholder with advance written notice that is or would be reasonably likely to result in any conditions precedent to the consummation of the merger;

•	against any acquisition proposal of a third party;

•	against any amendments to Broadwing’s organizational documents if such amendment would reasonably be expected to prevent or delay the consummation of the merger; and

•	against any other action or agreement that is intended, or would reasonably be expected to, impede, interfere with, delay or postpone the merger or the transactions contemplated thereby or change in any manner the voting rights of any class of stock of Broadwing.

The voting agreement does not govern or relate to any actions or votes by Dr. Huber in his capacity as a director of Broadwing and no action taken by him in such capacity will be deemed a violation of his duties under the voting agreement. In addition, Dr. Huber has not granted any proxies to Level 3 in connection with the voting agreement.

Transfer Restrictions. Each stockholder signatory to the voting agreement has agreed that, following its execution and until its termination, such stockholder will not and will not offer or agree to, sell, transfer, tender, assign or otherwise dispose of, grant any proxy to, deposit any shares subject to the voting agreement into a voting trust, enter into a voting trust agreement or create or permit to exist any lien or other encumbrance of any nature whatsoever with respect to the shares subject to the voting agreement, with the exception of sale of shares in accordance with an existing 10b5-1 trading plan.

Termination. The voting agreement automatically terminates upon the first to occur of:

•	the effective time of the merger; or

•	the termination of the merger agreement.

Effect of the Merger on Broadwing’s Convertible Debentures

As of November 20, 2006, Broadwing had $180 million aggregate principal amount outstanding of its Convertible Debentures, which were issued under an Indenture, dated as of May 16, 2006, which we refer to as the Indenture. Pursuant to the terms of the Indenture governing the Convertible Debentures, the merger will affect the Convertible Debentures in one of two ways. Under the merger agreement, Level 3 has the right to dictate which alternative will govern.

Under one alternative:

•	As a result of the merger, the Convertible Debentures will become convertible into the consideration to be paid in the merger to the holders of Broadwing’s common stock (i.e., for each share of Broadwing common stock into which a Convertible Debenture would have been convertible immediately prior to the merger, the Convertible Debenture will instead become convertible into $8.18 in cash and 1.3411 shares of Level 3 common stock);

•	As a result of the merger, the holders of the Convertible Debentures may be entitled to receive a “make-whole amount” as specified in the Indenture if, but only if, they convert their debentures during the 45-day period following the closing date of the merger; and

•	Following the merger, the holders of the Convertible Debentures will have the right to have their Convertible Debentures repurchased in accordance with the terms of the Indenture at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

Under the other alternative:

•	Following the merger, the Convertible Debentures will be convertible into a number of shares of Level 3 common stock determined by adjusting the conversion rate in effect immediately before the merger by a fraction:

(A) the numerator of which is the value of the merger consideration (determined, with respect to the Broadwing common stock, as the average closing price for the ten trading days prior to the merger); and

(B) the denominator of which is the average closing price of Level 3’s common stock for the ten trading days prior to the merger.

•	Holders of the Convertible Debentures would not be entitled following the merger to the make-whole amount upon conversion of the Convertible Debentures or have the right to have their Convertible Debentures repurchased.

Level 3 currently intends (based on the current value of the merger consideration) that the first alternative will govern the treatment of the convertible debentures in the merger, but Level 3 reserves the right to ultimately determine that the second alternative will govern.

Upon the effective time of the Sister Subsidiary merger, Sister Subsidiary will succeed to and be substituted for Broadwing under the Indenture.

Effect of the Merger on Broadwing’s Warrants.

At the effective time of the merger, each unexercised warrant to purchase shares of Broadwing common stock then outstanding will be assumed by Level 3, or will be replaced by a warrant to purchase Level 3 common stock, in accordance with the terms of such warrants. Each such outstanding warrant so assumed by Level 3 will continue to have, and be subject to, the same terms and conditions set forth in such warrant immediately prior to the effective time of the merger, except as modified as a result of the merger pursuant to the terms of such warrant.

Governmental and Regulatory Approvals

The obligation of Level 3 to consummate the merger is contingent upon the receipt of approvals from the FCC. Level 3 and Broadwing have filed all of the applications necessary to obtain FCC approval for the consummation of the merger and the FCC has placed the applications on public notice. Consummation of the merger is conditioned upon the FCC approving the applications.

The obligation of Level 3 to consummate the merger is also contingent upon notification to and/or approval by various state Public Utility Commissions or PUCs. Level 3 has made filings with and notifications to the requisite PUCs and, as of the date of printing of this proxy statement/prospectus, has proceedings pending with the PUCs in 15 states.

In addition, under the HSR Act and the rules promulgated thereunder by the FTC, the merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice or the Antitrust Division and specified waiting period has either expired or been terminated. Level 3 and Broadwing filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on October 31, 2006. The waiting period under the HSR Act was terminated on November 14, 2006. Although the waiting period has been terminated, at any time before the effective time of the merger, the Antitrust Division, the FTC or others could take action under the antitrust laws with respect to the merger, including seeking to enjoin the consummation of the merger, to rescind the merger, or to require the divestiture of certain assets of Level 3 or Broadwing. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Level 3 intends to make all required filings under the Securities Act and the Exchange Act relating to the merger.

Although Level 3 and Broadwing do not expect these regulatory authorities to raise any significant concerns in connection with their review of the merger, there is no assurance that Level 3 and Broadwing will obtain all required regulatory approvals, or that those approvals will not include terms, conditions or restrictions that would be detrimental to Level 3 or Broadwing.

Merger Expenses, Fees and Costs

All fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party bearing such expenses, except that Level 3 and Broadwing have agreed to share equally the costs of filing, printing and mailing Level 3’s registration statement on Form S-4 and this proxy statement/prospectus. The parties have agreed that in certain circumstances, however, Broadwing will pay Level 3’s expenses. See “The Merger Agreement—Termination and Other Fees” below.

Accounting Treatment

The merger will be accounted for by Level 3 under the purchase method of accounting. Under the purchase method, the purchase price of Broadwing will be allocated to identifiable assets and liabilities acquired from Broadwing with any excess being treated as goodwill. Since property, plant and equipment and identifiable assets are depreciated and amortized over time, Level 3 will incur accounting charges from the merger. In addition, these assets and any goodwill will be subject to periodic impairment tests and could result in potential write-down charges in future periods.

A final determination of required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Level 3 will undertake a study to determine the fair value of certain of Broadwing’s assets and liabilities and will make appropriate purchase accounting adjustments upon completion of that study. For financial reporting purposes, the results of operations of Broadwing will be included in Level 3’s consolidated statement of income following the time that the merger is effective under Delaware law. Level 3’s financial statements for prior periods will not be restated as a result of the merger or related transactions.

Form of the Merger

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, at the effective time of the merger, Merger Sub, a newly formed and wholly owned subsidiary of Level 3, will be converted into a Delaware corporation and merged with and into Broadwing. Immediately thereafter, Broadwing will be merged with and into Sister Subsidiary, a newly formed and wholly owned subsidiary of Level 3, with Sister Subsidiary as the surviving corporation. Sister Subsidiary will survive the merger as a wholly owned subsidiary of Level 3 and will continue its corporate existence under Delaware law under the name Level 3 Colorado, Inc. The merger agreement originally contemplated a merger of Broadwing with and into Merger Sub. The forward merger of Broadwing into a limited liability company would have required the consent of the holders of the Broadwing’s 3.125% convertible senior debentures due 2026. Because the requisite consent of holders of the convertible debentures was not obtained by the close of business on November 17, 2006, the merger will instead be effected by means of the merger of Merger Sub with and into Broadwing, followed immediately thereafter by the merger of Broadwing into Sister Subsidiary, as described above, a structure which does not require any consent of the holders of the Convertible Debentures.

Material United States Federal Income Tax Consequences

The following discussion sets forth the material U.S. federal income consequences of the merger. In this section, when we refer to the “merger” we mean the merger and the Sister Subsidiary merger, taken together.

It is the opinion of Willkie Farr & Gallagher LLP, counsel to Level 3, and Greenberg Traurig, LLP, counsel to Broadwing that the statements set forth in this “Material United States Federal Income Tax Consequences” section fairly summarize in all material respects the matters described herein. The opinions of counsel are based on certain assumptions and are subject to certain limitations and qualifications, including the assumptions that the merger will be consummated as described in this proxy statement/prospectus and the merger agreement and that the factual representations contained in letters delivered to counsel by Level 3 and Broadwing in connection with the tax opinion are true, correct and complete as of the date of the tax opinion and will remain true, correct and complete through the effective time of the merger. An opinion of counsel is not binding on the Internal Revenue Service or any court.

The discussion set forth below is intended only as a summary of the material U.S. federal income tax consequences of the merger and does not purport to be a complete analysis of all potential tax consequences of the merger. In particular, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to a holder subject to special treatment under the Internal Revenue Code (including, but not limited to, banks, partnerships and other pass-through entities, tax-exempt organizations, insurance companies, broker-dealers, holders subject to the alternative minimum tax, holders that hold shares as part of a straddle, hedging or conversion transaction, or holders whose functional currency is not the U.S. dollar). The following discussion only addresses aspects of U.S. federal income taxation and does not address any aspects of state, local or foreign taxation. This discussion assumes that holders of Broadwing shares hold their Broadwing shares as capital assets. This discussion does not apply to holders who acquired their Broadwing shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan. This discussion also does not apply to a holder of Broadwing warrants or options. Holders of Broadwing warrants or options should consult with a tax advisor concerning the U.S. federal, state and local and foreign tax consequences of the merger. This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, which we refer to as the Internal Revenue Code, its legislative history, existing regulations under the Internal Revenue Code, published rulings and court decisions, as in effect on the date of this document, all of which are subject to change, possibly with retroactive effect, and to differing interpretation.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of Broadwing shares that is, for U.S. federal income tax purposes:

•	an individual that is a citizen or resident of the United States;

•	a corporation (or another entity taxable as a corporation) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

A “non-U.S. holder” is any beneficial owner of Broadwing shares that is for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident for U.S. federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust.

A non-U.S. holder does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes.

If a partnership holds Broadwing common shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Broadwing common shares, you should consult your tax advisor.

The consummation of the merger is conditioned upon the receipt by Broadwing and Level 3 of opinions from their respective counsel that the merger should be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Occasionally these opinions are referred to as the tax opinions in this document.

Tax counsels’ opinions are qualified and, therefore, the conclusion that the merger should qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code is not free from doubt. In particular, there is no authority directly on point addressing the treatment in the reorganization context of certain post-transaction changes to Broadwing’s business that may occur. If the Internal Revenue Service successfully asserted a view contrary to ours with respect to the post-transaction changes to Broadwing’s business, the merger would fail to qualify as a reorganization. In addition, the tax opinions will be subject to certain assumptions, limitations and qualifications referred to in this document, and will be based upon the accuracy of certain factual representations of Level 3 and Broadwing including, without limitation, representations in certificates to be delivered to counsel by the respective management of Broadwing and Level 3. In the event tax counsel are unable to deliver the tax opinions, the merger would not be consummated unless the conditions requiring the delivery of the tax opinions were waived. No ruling has been or will be obtained from the Internal Revenue Service in connection with the merger. Broadwing stockholders should be aware that the tax opinions do not bind the Internal Revenue Service and that the Internal Revenue Service is therefore not precluded from successfully asserting, contrary to the opinions rendered, that the merger is a taxable transaction.

Broadwing and Level 3 expect to be able to obtain these tax opinions from their respective counsel if:

•	the merger occurs in accordance with the merger agreement;

•	Broadwing and Level 3 are able to deliver to counsel the representations relevant to the tax treatment of the merger, as specified by the merger agreement; and

•	there is no adverse change in U.S. federal income tax law or interpretation thereof.

The remainder of this discussion assumes that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

United States Federal Income Tax Consequences to Level 3, Merger Sub and Broadwing

None of Level 3, Merger Sub, Sister Subsidiary or Broadwing will recognize gain or loss for federal income tax purposes by reason of the merger.

As of December 31, 2006, Broadwing had net operating loss carryovers of approximately $1.4 billion for federal income tax purposes. The merger will cause Broadwing to undergo an ownership change within the meaning of Section 382 of the Internal Revenue Code, resulting in significant limitations on Broadwing’s ability to use its net operating loss carryforwards and certain other deductions to offset its taxable income in future tax periods.

United States Federal Income Tax Consequences to Broadwing Shareholders

U.S. Holders

A U.S. holder of Broadwing shares will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess, if any, of the sum of the amount of cash and the fair market value, as of the effective time of the merger, of the Level 3 shares received in the merger over that stockholder’s adjusted tax basis in its Broadwing shares surrendered) and (2) the amount of cash received in the merger. For this purpose, the amount of gain (or disallowed loss) must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. U.S. holders of Broadwing shares should consult their tax advisors regarding the manner in which cash and Level 3 shares received in the merger should be allocated among different blocks of Broadwing shares surrendered in the merger. Any recognized gain will generally be long-term capital gain if the stockholder’s holding period of the Broadwing shares surrendered is more than one year at the effective time of the merger.

Notwithstanding the above, if the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the stockholder’s ratable share of current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. In general, the determination of whether the gain recognized in the merger will be treated as capital gain or dividend income will depend upon whether and to what extent the exchange in the merger reduces the U.S. holder’s deemed percentage share ownership interest in Level 3. For purposes of this determination, a U.S. holder of Broadwing shares will be treated as if it first exchanged all of its Broadwing shares solely for Level 3 shares and then Level 3 immediately redeemed a portion of those Level 3 shares in exchange for the cash that the U.S. holder actually received. In determining whether the receipt of cash has the effect of a distribution of a dividend, the Internal Revenue Code’s constructive ownership rules must be taken into account. The Internal Revenue Service has indicated in rulings that any reduction in the interest of a minority stockholder that owns a minimal number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. A U.S. holder of Broadwing shares that might be subject to these rules should consult his or her own tax advisor.

The aggregate tax basis of any Level 3 shares received in the merger by a U.S. holder of Broadwing shares will be equal to the aggregate adjusted tax basis of the Broadwing shares surrendered in the merger, reduced by the amount of any cash received by the stockholder in the merger and increased by the amount of any gain recognized by the stockholder on the exchange (including any portion of the gain that is treated as a dividend as described above). The holding period of any Level 3 shares received in the merger by a U.S. holder of Broadwing shares will include the holding period of the Broadwing shares surrendered in the merger. If a U.S. holder has different bases or holding periods in respect of its Broadwing shares, the holder should consult its tax advisor prior to the merger with regard to identifying the bases or holding periods of the particular shares of Level 3 common stock received in the merger.

Capital gain of a non-corporate U.S. holder of Broadwing shares will generally be subject to a maximum U.S. federal income tax rate of 15% if the Broadwing shares were held for more than one year on the effective date of the merger. The deduction of any capital loss is subject to limitations.

Non-U.S. Holders

A non-U.S. holder will not be subject to U.S. federal income tax on gain or loss recognized with respect to consideration received in the merger unless (i) the gain is “effectively connected” with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty as a condition for U.S. taxation, the gain is attributable to a “permanent establishment” maintained in the United States, or (ii) the non-U.S. holder is an individual present in the United States for at least 183 days in the taxable year of the merger and certain other conditions are met. In either of those cases, the non-U.S. holder will be taxed in the same manner as a U.S. holder with respect to the recognition of gain or loss, as described above. A corporate non-U.S. holder may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if that corporate non-U.S. holder is eligible for the benefits of an income tax treaty providing for a lower rate, with respect to gain that is “effectively connected” with its conduct of a trade or business in the United States.

Information Reporting and Backup Withholding

In general, proceeds from the disposition of Broadwing shares in the merger and certain other payments as described above, will be subject to information reporting requirements and backup withholding for a non-corporate U.S. holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service regarding a failure to report all interest or dividends required to be shown on its federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

Persons that are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate Internal Revenue Service Form W-8.

Any amount withheld under these rules will be creditable against the U.S. holder’s U.S. federal income tax liability or refundable to the extent that it exceeds this liability, provided that the required information is furnished to the Internal Revenue Service.

Appraisal Rights

In connection with the merger, record holders of Broadwing common stock who comply with the procedures summarized below will be entitled to appraisal rights if the merger is completed. Under Section 262 of the General Corporation Law of the State of Delaware, or DGCL, as a result of the consummation of the merger, holders of shares of Broadwing common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled to have the “fair value” of their shares at the effective time of the merger (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to them in cash by complying with the provisions of Section 262. Broadwing is required to send a notice to that effect to each stockholder not less than 20 days prior to the special meeting. This proxy statement/prospectus constitutes that notice to you.

The following is a brief summary of Section 262, which sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, a copy of the text of which is attached hereto as Annex D.

Stockholders of record who desire to exercise their appraisal rights must satisfy all of the following conditions.

A stockholder who desires to exercise appraisal rights must (a) not vote in favor of the merger and (b) deliver a written demand for appraisal of his or her shares to the Secretary of Broadwing before the vote on the merger at the special meeting.

A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the certificates representing shares, or if the shares are held as direct registration shares, as such stockholder’s name appears on the books and records of the transfer agent as the owner of shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, he is acting as agent for the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In such case the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of such record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the vote on the merger agreement. A holder of shares held in “street name” who desires appraisal rights with respect to such shares must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of such shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary, such as Cede & Co., The Depository Trust Company’s nominee. Any holder of shares desiring appraisal rights with respect to such shares who held his or her shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder thereof. The stockholder should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of the shares, which might be the nominee of a central security depositary if the shares have been so deposited.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform Broadwing of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of such shares.

Stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to: Broadwing Corporation, 1122 Capital of Texas Highway, Austin, Texas 78746, Attention: Secretary. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares owned, and that the stockholder is thereby demanding appraisal of his or her shares and such written demand must be received by Broadwing prior to the special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to approve and adopt the merger agreement will alone suffice to constitute a written demand for appraisal within the meaning of Section 262.

In addition, the stockholder must not vote its shares of common stock in favor of the merger agreement. Because a proxy which does not contain voting instructions will, unless revoked, be voted in favor of the merger agreement, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement or abstain from voting on the merger agreement.

Within 120 days after the effective time of the merger, either the surviving company in the merger or any stockholder who has timely and properly demanded appraisal of his or her shares and who has complied with the required conditions of Section 262 and is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all stockholders who have properly demanded appraisal. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors.

Stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

Except as explained in the last sentence of this paragraph, at any time within 60 days after the effective time of the merger, any stockholder who has demanded appraisal will have the right to withdraw his or her demand for appraisal and to accept the cash and shares of Level 3 common stock to which such stockholder is entitled pursuant to the merger. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the surviving company in the merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, stockholders’ rights to appraisal will cease and all stockholders will be entitled only to receive the cash and shares of Level 3 common stock as provided for in the merger agreement. Inasmuch as the parties to the merger agreement have no obligation to file such a petition, and have no present intention to do so, any stockholder who desires that such petition be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholders without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

The foregoing is a brief summary of Section 262 which sets forth the procedures for demanding statutory appraisal rights. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached hereto as Annex D.

THE MERGER AGREEMENT

The following is a summary of selected material provisions of the agreement and plan of merger, as amended, which we refer to as the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety and attached to this proxy statement/ prospectus as Annex A. We urge you to read the merger agreement in its entirety.

The merger agreement contains representations and warranties of Broadwing, Level 3, Merger Sub and Sister Subsidiary made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between Broadwing, Level 3, Merger Sub and Sister Subsidiary and may be subject to important qualifications and limitations agreed by Broadwing, Level 3, Merger Sub and Sister Subsidiary in connection with negotiating its terms. Moreover, certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality different from those generally applicable to stockholders or were used for the purpose of allocating risk among Broadwing, Level 3, Merger Sub and Sister Subsidiary rather than establishing matters as facts. For the foregoing reasons, no person should rely on the representations and warranties as statements of factual information.

Form of the Merger

If the holders of Broadwing common stock approve and adopt the merger agreement and all other conditions to the merger are satisfied or waived, Merger Sub, a newly formed and wholly owned subsidiary of Level 3, will be converted into a Delaware corporation and merged with and into Broadwing. Immediately thereafter, Broadwing will be merged with and into Sister Subsidiary, a newly formed and wholly owned subsidiary of Level 3, with Sister Subsidiary as the surviving corporation. Sister Subsidiary will survive the merger as a wholly owned subsidiary of Level 3 and will continue its corporate existence under Delaware law under the name Level 3 Colorado, Inc. The merger agreement originally contemplated a merger of Broadwing with and into Merger Sub. The forward merger of Broadwing into a limited liability company would have required the consent of the holders of the Broadwing’s 3.125% convertible senior debentures due 2026. Because the requisite consent of holders of the convertible debentures was not obtained by the close of business on November 17, 2006, the merger will instead be effected by means of the merger of Merger Sub with and into Broadwing, followed immediately thereafter by the merger of Broadwing into Sister Subsidiary, as described above, a structure which does not require any consent of the holders of the Convertible Debentures.

Merger Consideration

The merger agreement provides that each share of common stock outstanding immediately prior to the effective time of the merger (other than shares for which appraisal rights are exercised) will be converted, subject to adjustment as described below, into the right to receive:

•	$8.18 in cash; and

•	1.3411 fully paid and nonassessable shares of Level 3 common stock.

Shares Held by Broadwing; Reclassification of Level 3 and Broadwing Common Stock. Shares of Broadwing common stock held by Broadwing in treasury will be canceled in the merger.

If between the date of the merger agreement and the effective time, the outstanding shares of the common stock of either Level 3 or Broadwing should split, combine or otherwise reclassify or is otherwise changed into any other securities, or a stock dividend or other stock distribution is made, the merger agreement provides that the merger consideration will be correspondingly adjusted, to the extent appropriate, to reflect such changes.

Fractional Shares of Level 3 Common Stock. Level 3 will not issue fractional shares of Level 3 common stock in the merger. Instead, any fractional shares otherwise issuable will be rounded up to the nearest whole share.

Closing

Unless the parties terminate the Merger Agreement pursuant to its terms or the parties agree otherwise, the closing will occur on the third business day after the satisfaction or waiver of all closing conditions.

Effective Time

The merger will become effective on the date on which the certificate of merger has been duly filed with the Secretary of State of Delaware or such later time as is agreed upon by the parties and specified in the certificate of merger.

Treatment of Stock Options and Other Stock Awards

Broadwing Options. Each option to acquire shares of Broadwing common stock held by employees, directors and consultants of Broadwing and outstanding immediately prior to the effective time of the merger, which we refer to as “Broadwing Options,” whether or not exercisable or vested, will be cancelled and, in exchange therefor, each holder of such Broadwing Option will receive both:

•	an amount in cash, if any, equal to the product of

(i) the Cash Percentage;

(ii) the excess, if any, of the Deemed Value of Merger Consideration over the per share exercise price of such Broadwing Option; and

(iii) the number of shares of Broadwing common stock subject to such Broadwing Option.

•	a number of shares of the Level 3 Common Stock, if any, equal to the quotient of:

(i) the product of (a) the Stock Percentage; (b) the excess, if any, of the Deemed Value of Merger Consideration over the per share exercise price of such Broadwing Option; and (c) the number of shares of Broadwing common stock subject to such Broadwing Option; divided by

(ii) the Level 3 Common Stock Price, as defined below;

provided that any fractional shares are rounded up to the nearest whole number.

For purposes of the foregoing calculation, the following terms have the following meanings:

“Cash Percentage” means the quotient of (a) $8.18 divided by (b) the Deemed Value of the Merger Consideration

“Deemed Value of Merger Consideration” means the sum of $8.18 and the Deemed Value of the Stock Consideration.

“Deemed Value of Stock Consideration” means the product of the exchange ratio and the Level 3 Common Stock Price.

“Level 3 Common Stock Price” means the volume-weighted sales price per share taken to four decimal places of Level 3 Common Stock on the Nasdaq Global Select Market for the consecutive period beginning at 9:30 a.m. New York time on the thirteenth trading day immediately preceding the Closing Date and concluding at 4:00 p.m. New York time on the third trading day immediately preceding the Closing Date, as calculated by Bloomberg Financial LP under the function “LVLT Equity AQR”.

“Stock Percentage” means the quotient of (i) the Deemed Value of Stock Consideration divided by (ii) the Deemed Value of Merger Consideration.

Restricted Shares. Restricted and unvested shares of Broadwing common stock granted under Broadwing’s stock plans will be converted in the merger in the same manner as all other shares of Broadwing common stock and will be fully vested at the effective time of the merger.

ESPP. The merger agreement provides that, with respect to Broadwing’s Employee Stock Purchase Plan, Broadwing will take all actions necessary to (i) cause the current offering period (within the meaning of the

Purchase Plan) to terminate at the effective time (if the effective time is earlier than the date the current offering period would otherwise terminate); (ii) prevent any further contributions to the current offering period after the date of the merger agreement, and (iii) refrain from commencing any new offering periods under the Purchase Plan thereafter, provided that these restrictions will not apply if the merger agreement terminates without the merger closing.

Representations and Warranties

The merger agreement contains representations and warranties by Broadwing relating to a number of matters, including the following:

•	organization, valid existence, good standing and qualification to do business of Broadwing and its subsidiaries;

•	the corporate authorization and validity of the merger agreement;

•	Broadwing’s capitalization;

•	Broadwing’s and its subsidiaries’ other interests and investments;

•	the absence of any conflict with Broadwing’s organizational documents or those of Broadwing’s subsidiaries;

•	the execution and performance of the merger agreement not resulting in any violations in any material respect any provision of law, or any order, judgment or decree of any governmental entity or breach of or a default under any contract which would result in the creation or imposition of any lien upon any of the assets, properties or rights of either of Broadwing or any of its subsidiaries or not resulting in or giving to others any rights of cancellation, modification, amendment, acceleration, revocation or suspension of any of the contracts or obligations thereunder, or licenses and permits;

•	the absence of any conflict with Broadwing’s certificate of incorporation or by-laws, with applicable laws or with any agreement to which Broadwing or any of its subsidiaries is a party, and, subject to certain exceptions set forth in the merger agreement, the absence of governmental filings and approvals necessary to complete the merger;

•	the compliance of the business of Broadwing and its subsidiaries with all applicable material laws, regulations, orders and other requirements of all governmental entities;

•	documents filed by Broadwing with the SEC and the accuracy of information contained in such documents, the conformity with generally accepted accounting principles of Broadwing’s financial statements and the absence of undisclosed liabilities;

•	the absence of certain material adverse changes or events in Broadwing’s business or condition;

•	the absence of material pending or threatened litigation;

•	tax matters and the payment of taxes;

•	the absence of undisclosed liabilities;

•	ownership of property and validity of leases;

•	the assets of Broadwing and its subsidiaries;

•	ownership and validity of intellectual property rights;

•	software;

•	ownership and validity of licenses and permits;

•	employee benefit plans;

•	material contracts;

•	insurance;

•	the absence of affiliate transactions;

•	vendors and customers;

•	labor relations;

•	various environmental matters, including compliance with environmental laws;

•	broker’s and finder’s fees related to the merger;

•	good working condition of network operations;

•	no violation of state takeover statutes;

•	the receipt of the opinions of Broadwing’s financial advisors as to the fairness, from a financial point of view, of the merger consideration to Broadwing’s stockholders;

•	the accuracy of information contained in this proxy statement/prospectus supplied by Broadwing;

•	the approval by Broadwing’s board of directors of the merger agreement, the voting agreement and the transactions contemplated thereby; and

•	the required vote by the stockholders of Broadwing to complete the merger.

The merger agreement also contains representations and warranties by Level 3, Merger Sub and Sister Subsidiary relating to a number of matters, including:

•	the organization, valid existence, good standing and qualification to do business of Level 3, Merger Sub and Sister Subsidiary;

•	the corporate authorization and validity of the merger agreement;

•	the absence of any conflict with Level 3’s, Merger Sub’s or Sister Subsidiary’s certificate of incorporation or by-laws, with applicable laws or with any agreement to which Level 3 or any of its subsidiaries is a party, and, subject to certain exceptions set forth in the merger agreement, the absence of governmental filings and approvals necessary to complete the merger;

•	Level 3’s, Merger Sub’s and Sister Subsidiary’s compliance with all foreign, federal, state and local laws, and Level 3’s, Merger Sub’s and Sister Subsidiary’s possession of all material permits and regulatory approvals necessary to conduct its business;

•	Level 3’s capitalization;

•	documents filed by Level 3 with the SEC and the accuracy of information contained in such documents and the conformity with generally accepted accounting principles of Level 3’s financial statements;

•	the absence of certain material adverse changes or events in Level 3’s business or condition;

•	broker’s and finder’s fees related to the merger;

•	Level 3 has not taken, or agreed to take any action which would prevent the merger from qualifying as a reorganization event under the United States Internal Revenue Code;

•	Level 3’s compliance with certain laws;

•	the approval by Level 3’s board of directors of the merger agreement, the voting agreement and the transactions contemplated thereby; and

•	Level 3’s sufficiency of funds.

The representations and warranties set forth in the merger agreement as described above should not be relied upon by any person as statements of factual information. See “Merger Agreement” (page 71).

Certain of Broadwing’s representations and warranties are qualified as to materiality or “material adverse effect,” which means with respect to Broadwing, any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, is or is reasonably likely to become, materially adverse to the business, assets, properties, condition (financial or otherwise), liabilities or results of operations of Broadwing and its subsidiaries, taken as a whole. However, a Broadwing material adverse effect does not include the effect of any event, change, circumstance, effect, development or state of facts arising out of or attributable to (i) general economic, regulatory or political conditions or (ii) the industry in which Broadwing and its subsidiaries operate, except, in the case of the foregoing clauses (i) and (ii), to the extent that such event, change, circumstance, effect, development or state of facts affects Broadwing and its subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other persons in the industry in which Broadwing and its subsidiaries operate. In addition, a material adverse effect means, with respect Broadwing, any event which would prevent or materially impair or materially delay the ability of Broadwing to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement.

Certain of Level 3’s representations and warranties are qualified as to materiality or “material adverse effect,” which means with respect to Level 3, any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (a) is or is reasonably likely to become, materially adverse to the business, assets, properties, condition (financial or otherwise), liabilities or results of operations of Level 3 and its subsidiaries, taken as a whole. However, a Level 3 material adverse effect does not include the effect of any event, change, circumstance, effect, development or state of facts arising out of or attributable to (i) general economic, regulatory or political conditions or (ii) the industry in which Level 3 and its subsidiaries operate, except, in the case of the foregoing clauses (i) and (ii), to the extent that such event, change, circumstance, effect, development or state of facts affects Level 3 and its subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other persons in the industry in which Level 3 and its subsidiaries operate. In addition, a material adverse effect means, with respect to Level 3, any event which would prevent or materially impair or materially delay the ability of Level 3 to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement.

Covenants and Agreements

Conduct of Broadwing’s Business Pending Merger. Broadwing has agreed that, until the earlier of the termination of the merger agreement or effective time of the merger, Broadwing and its subsidiaries will:

•	conduct their business, in all material respects, in the ordinary course consistent with past practice and in compliance, in all material respects, with applicable laws including, without limitation, the HSR Act and the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act, the Exchange Act or the Sarbanes-Oxley Act; and

•	(A) continue to maintain, in all material respects, its assets, properties, rights and operations in accordance with present practice in a condition suitable for their current use and (B) use commercially reasonable efforts to continue to spend the amounts under specified vendor contracts at rates and consistent with past practice and in a manner that will ensure that no penalty or shortfall payment will be assessed against Broadwing or its subsidiaries during the 12 months after the date of the merger agreement, and

•	use commercially reasonable efforts consistent with the foregoing to preserve substantially intact the business organization of Broadwing and its subsidiaries, and to preserve, in all material respects, the present relationships of Broadwing and its subsidiaries with persons with which Broadwing or any of its subsidiaries has significant business relations.

Additionally, subject to certain exceptions, neither Broadwing nor any of its subsidiaries will (except as specifically contemplated by the terms of the merger agreement), between the date of the merger agreement and the earlier of the termination of the merger agreement in accordance with its terms and the effective time of the merger, directly or indirectly do, any of the following without the prior written consent of Level 3:

•	make any material change in the conduct of its businesses or enter into any transaction other than in the ordinary course of business and consistent with past practices;

•	amend or otherwise change Broadwing’s or any of its subsidiaries’ certificates of incorporation or by-laws; issue any additional shares of capital stock (except as contemplated in the merger agreement), membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable for such securities or alter in any way any its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise;

•	except in the ordinary course of business consistent with past practice, sell, pledge or otherwise dispose of any material assets;

•	subject any of its material assets, properties or rights or any part thereof, to any lien or suffer such to exist other than permitted liens;

•	redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or partnership interests or other ownership interests of Broadwing and its subsidiaries or declare, set aside or pay any dividends or other distribution in respect of such shares or interests;

•	acquire, lease or sublease any material assets, raw materials or properties (including any real properties), other than in the ordinary course of business and consistent with past practice;

•	enter into any new (or amend any existing to increase benefits) employee benefit plan, program or arrangement or any new (or amend any existing to increase benefits) employment, severance, change of control or consulting agreement, grant any general increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) or grant any increase in the compensation payable or to become payable to any employee, except as otherwise provided pursuant to the terms of any plan or agreement, as required by law, to the extent necessary to avoid imposition of any taxes under Section 409A or Section 4999 of the Code or for increases in compensation to employees in accordance with pre-existing contractual provisions and/or consistent with past practice;

•	(A) enter into any agreement, contract or commitment which (a) requires Broadwing or its subsidiaries to spend in excess of $3 million (or purchase goods and/or services with a value in excess of $3 million) over the term of such agreement, contract or commitment or (B) contractually commit in any given month to make capital expenditures after the date of the merger agreement in excess of $8 million in the aggregate (except as contemplated in the merger agreement);

•	pay, lend or advance any amount to, or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of its affiliates (other than wholly owned subsidiaries and as contemplated in the merger agreement);

•	fail to keep in full force and effect insurance comparable in amount and scope to coverage maintained;

•	make any change in any method of accounting or accounting principle, method, estimate or practice except for any such change required by reason of a concurrent change in GAAP or required by Regulation S-X under the Securities Act, or write off as uncollectible any accounts receivable except in the ordinary course of business and consistent with past practice;

•	make or change any material tax election, change its annual accounting periods or adopt or change any accounting methods;

•	settle, release or forgive any material claim or litigation outside of the ordinary course of business;

•	make, enter into, modify, amend in any manner that would be reasonably expected to have an adverse effect or waive any right or remedy under, any contract, bid or expenditure, where such contract, bid or expenditure is for a contract entailing payments in excess of $5 million over the term of such contract, other than in the ordinary course of business and consistent with past practice;

•	incur any indebtedness for borrowed money, other than letters of credit in the ordinary course of business, or enter into any material capital lease obligation;

•	enter into any peering arrangements or peering agreements that are not terminable by Broadwing or its subsidiaries on 90 days’ prior notice without liability or obligation to Broadwing or its subsidiaries; or

•	commit to do any of the foregoing.

Nothing contained in the merger agreement gives to Level 3, Merger Sub or Sister Subsidiary, directly or indirectly, rights to control or direct the operations of Broadwing or its subsidiaries prior to the closing date. Prior to the closing date, Broadwing and its subsidiaries will exercise, consistent with the terms and conditions of the merger agreement, complete control and supervision of its and its subsidiaries’ operations.

Proxy Statement and Registration Statement. The merger agreement requires Broadwing to prepare and file a proxy statement with the SEC, and Level 3 to prepare and a this registration statement (which includes this proxy statement/prospectus) with the SEC.

Notice of Breach. Broadwing is required to promptly give written notice with particularity upon having knowledge of any matter that may constitute a breach by Broadwing of any representation, warranty, agreement or covenant contained in the merger agreement.

Access to Information. Subject to applicable laws relating to the exchange of information and existing confidentiality obligations, Broadwing has agreed to, and to cause its subsidiaries to, afford Level 3 and its representatives, during normal business hours during the period prior to the effective time of the merger, reasonable access to all Broadwing’s officers, employees, properties and offices and to all books and records and, consistent with its legal obligations, all other information concerning its business, properties and personnel as Level 3 may reasonably request.

HSR Act and Regulatory Matters. Both Broadwing and Level 3 must use their commercially reasonable efforts to take all actions necessary to consummate the merger, including, not exclusively, making appropriate filings of a Notification and Report Form pursuant to the HSR Act and obtain all requisite approvals and authorizations for the merger under the FCC Act or any other regulatory law. Level 3 need not, however, agree to any terms or provisions which would result in Level 3, Broadwing or any subsidiary of either Level 3 or Broadwing having to cease, sell or otherwise dispose of any assets or business or would reasonably likely to result in, a material adverse effect on the business or operations of Broadwing and its subsidiaries, taken as a whole, or Level 3 and its subsidiaries, taken as a whole (assuming Level 3 were the size of Broadwing and its subsidiaries taken as a whole).

Consents, waivers, authorizations and approvals. Broadwing is required to use its commercially reasonable efforts to obtain all consents, waivers, authorizations and approvals of all third parties, including governmental entities, necessary, proper or advisable for the consummation of the transactions contemplated by the merger agreement.

No Solicitation. The merger agreement precludes Broadwing and its subsidiaries (whether directly or indirectly through affiliates, directors, officers, representatives or other intermediaries) from:

(i) soliciting, initiating or taking any action to facilitate or encourage the submission of inquiries, proposals or offers from any person (other than Level 3) relating to any acquisition proposal, or agreeing to endorse or endorsing any acquisition proposal;

(ii) entering into any agreement to (x) facilitate or consummate, any acquisition proposal, (y) approve or endorse any acquisition proposal or (z) in connection with any acquisition proposal, require it to abandon, terminate or fail to consummate the merger;

(iii) entering into or participating in any discussions or negotiations in connection with any acquisition proposal or inquiry with respect to any acquisition proposal, or furnishing to any person any information with respect to its business, properties or assets in connection with any acquisition proposal or inquiry with respect to any acquisition proposal; or

(iv) agreeing to resolving or take any of the actions prohibited by the above clauses (i), (ii) or (iii).

An “acquisition proposal” means any offer or proposal for a merger, reorganization, recapitalization, consolidation, share exchange, business combination or other similar transaction involving Broadwing or any of the subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 20% of the voting power of Broadwing or more than 20% of the assets of Broadwing and the subsidiaries taken as a whole, other than the merger contemplated by the merger agreement.

The merger agreement provides that these restrictions do not prohibit Broadwing from engaging in negotiations or discussions with a third party if those actions are a response to an unsolicited, bona fide written proposal from a third party for an acquisition proposal, other than the merger contemplated by the merger agreement. Broadwing may also furnish to such third party nonpublic information relating to Broadwing or any of the subsidiaries pursuant to a confidentiality and standstill agreement with terms that are substantially similar to, and no less favorable in any material respect to, Broadwing than those contained in confidentiality agreements between Level 3 and Broadwing (it being understood that the standstill provision contained in such confidentiality and standstill agreement may permit such third party to convey confidentially an acquisition proposal to the board of directors of Broadwing under circumstances in which Broadwing is permitted pursuant to the merger agreement to participate in discussions regarding an acquisition proposal). However, Broadwing’s board of directors is permitted to take the foregoing actions if, and only if, prior to taking such particular action, the board of directors of Broadwing has determined in good faith by a majority vote that (x) such acquisition proposal would result in, or would reasonably be expected to result in a superior proposal, and (y) (in consultation with outside legal counsel) taking such action would be reasonably likely to be required by its fiduciary duties under the DGCL.

In addition, prior to Broadwing’s stockholders meeting in connection with the approval of the merger agreement, Broadwing’s board of directors may withdraw or modify or change in a manner adverse to Level 3 its approval or recommendation of the merger agreement or the merger. However Broadwing’s board of directors is permitted to take this action if, and only if, prior to taking such action, the board of directors of Broadwing has determined in good faith by a majority vote that (x) such acquisition proposal constitutes a superior proposal, and (y) (in consultation with outside legal counsel) taking such action would be reasonably likely to be required by its fiduciary duties under the DGCL.

Broadwing is required to advise Level 3 within 24 hours of the receipt of any acquisition proposal, request for information, or inquiry, proposal, discussions or negotiations with respect to any acquisition proposal, the material terms and conditions thereof, and the identity of the person making such proposal. Broadwing will also make available to Level 3, within 24 hours of receipt thereof, copies of any written documentation material to understanding such proposal. Broadwing is obligated to keep Level 3 fully informed of all material details of any information requested of or provided by Broadwing and as to the material details of all discussions or negotiations with respect to any such acquisition proposal. Broadwing’s board of directors must give Level 3 five business days’ written notice if it intends to cause Broadwing to accept a superior proposal.

A “superior proposal” means any proposal made by a third party to enter into any transaction involving an offer for a merger, business combination or similar transaction involving Broadwing or any of its subsidiaries, or a proposal or offer to acquire, directly or indirectly, securities representing more than 50% of the voting power of Broadwing or more than 50% of the assets of Broadwing, that the board of directors of Broadwing determines in its good faith judgment (after consultation with its independent financial advisors and outside legal counsel) to be more favorable to Broadwing’s stockholders than the merger agreement and the merger, taking into account all terms and conditions of such transaction (including any break-up fees, expense reimbursement provision and financial terms, the anticipated timing, conditions and prospects for completion of such transaction, including the prospects for obtaining regulatory approvals and financing, and any third party approvals).

Under certain circumstances, Broadwing may terminate the merger agreement to enter into an agreement with a third party with respect to superior proposal. See “—Termination.” If the merger agreement is terminated in that circumstance, Broadwing will be required to pay Level 3 a termination fee prior to or concurrently with such termination. See “—Effect of Termination.”

Employee Matters. Level 3 has agreed that, following the effective time of the merger, it will cause the surviving company to provide to Broadwing’s employees for at least one year after the effective time of the merger, employee benefits (other than with respect to severance, as described below) that are, in the aggregate, no less favorable than those provided to the Broadwing employees prior to the effective time of the merger. Level 3 will also cause the surviving company to provide severance and COBRA benefits to Broadwing’s employees upon the terms set forth in the merger agreement.

Level 3 has agreed to cause the surviving company to pay any bonuses under Broadwing’s 2006 Bonus Plan that have not been paid at the effective time of the merger. In that event, on or prior to February 28, 2007 (or if the closing has not occurred on or prior to February 28, 2007, within ten business days following closing), Level 3 will cause the surviving company to pay to the participants in the 2006 Bonus Plan in accordance with the terms of such plan, in an aggregate amount determined in accordance with the 2006 Bonus Plan and to each participant in such specific amount as communicated in writing by management of Broadwing prior to the effective time of the merger. However, notwithstanding the terms of the 2006 Bonus Plan, all participants otherwise entitled to receive a bonus under the 2006 Bonus Plan who are employed on the earlier of December 31, 2006 and the closing will be paid their bonuses under the 2006 Bonus Plan, unless the participant’s employment with Broadwing or its subsidiaries (or, if applicable, the surviving company or its subsidiaries) is terminated, if such termination is by the employer for “cause” or by the employee other than for “good reason” or as a result of a “constructive termination.” (As defined in such participant’s employment agreement, severance agreement or offer letter or if the participant does not have an employment agreement, severance agreement or offer letter that defines “cause”, “good reason” or “constructive termination,” the Company’s 2000 Long Term Incentive Plan as of the date of this Agreement). Notwithstanding the foregoing, Level 3 will not be required to cause the surviving company to pay any amounts under the 2006 Bonus Plan unless, as of September 30, 2006, Broadwing had accrued a specified aggregate liability with respect to its obligations under the 2006 Bonus Plan.

Level 3, at the effective time of the merger, will also cause the surviving company to adopt and maintain a special bonus plan, containing certain key terms, including:

•	an aggregate bonus pool not to exceed $6.4 million will be established;

•	certain Broadwing employees, to be determined prior to the closing, will be eligible to participate; and

•	two-thirds of the total amount of the special bonus will be paid on the three month anniversary of the effective time of the merger and the remaining one-third on the six month anniversary of the effective time and such payments will be made whether or not the employee is employed by Broadwing as of the applicable payments dates, unless the employee’s employment with Broadwing (or, if applicable, the surviving company) has terminated prior to the applicable payment date either (i) for “cause” or (ii) the employee voluntarily terminates employee’s employment, except where the employee terminates employment for “Good Reason” or as a result of a “Constructive Termination”.

Nasdaq Global Select Market Listing. Level 3 will use its commercially reasonable efforts to cause the shares of Level 3 common stock to be issued in connection with the merger to be approved for listing on the Nasdaq Global Select Market, subject to official notice of issuance.

Affiliate Letter. Broadwing has provided Level 3 with a letter identifying all persons who, to the knowledge of Broadwing, are affiliates of Broadwing for purposes of Rule 145 under the Securities Act of 1933, as amended.

CIII Merger. As of the date of the merger agreement, CIII Communications Holdings, LLC, a subsidiary of Broadwing, was not wholly owned by Broadwing. BCSI Inc., an affiliate of Cincinnati Bell, owns a minority interest in CIII. The merger agreement requires Broadwing to (i) cause Broadwing Communications Holdings, Inc., or Broadwing Holdings, the Broadwing subsidiary directly holding Broadwing’s membership interests in CIII, to form a wholly owned subsidiary, which we refer to as CIII Merger Sub, and contribute to CIII Merger Sub those membership interests and (ii) cause CIII Merger Sub to be merged with and into CIII, with CIII as the surviving company (the “CIII Merger”). The CIII Merger will be conducted in accordance with the terms of CIII’s organizational documents and the Delaware Limited Liability Company Act. In that merger, all of BCSI’s membership interests in CIII will be cancelled and converted into shares of Broadwing common stock as set forth in the merger agreement. However, in lieu of consummating the CIII Merger, Broadwing may enter into a purchase agreement to purchase all of the membership interests of CIII held by and its affiliates on terms acceptable to Level 3 (the “CIII Purchase”).

Conditions to the Merger

The respective obligations of Level 3, Broadwing and Merger Sub to complete the merger are subject to the satisfaction of certain conditions.

Conditions to Each Party’s Obligation to Effect the Merger. The obligations of Level 3 and Broadwing to complete the merger are conditioned on the following conditions being fulfilled (or waived by the parties):

•	the approval and adoption of the merger agreement by Broadwing’s stockholders;

•	the absence of any statute, rule, regulation, executive order, decree, ruling, temporary restraining order, preliminary or permanent injunction, or any other order of any court or other U.S. governmental authority of competent jurisdiction having the effect of making the merger illegal or otherwise prohibiting consummation of the merger;

•	the waiting period (and any extension thereof) applicable to the merger under the HSR Act having been terminated or having expired;

•	the shares of Level 3 common stock to be issued in the merger and the shares of Level 3 common stock to be reserved for issuance upon the exercise of Broadwing’s warrants and conversion of Broadwing’s Convertible Debentures having been approved for listing on the Nasdaq Global Select Market; and

•	the registration statement, of which this proxy statement/prospectus forms a part, having been declared effective and not being subject to a stop order.

Conditions to Obligations of Level 3 and Merger Sub to Effect the Merger. The obligations of Level 3 and Merger Sub to complete the merger depend upon the following additional conditions being fulfilled (or waived by Level 3):

•	the representations and warranties of Broadwing related to capitalization and related matters and the vote required being true and correct as of the date they were made and as of the closing date as if made as of the closing date and all other representations and warranties of Broadwing being true and correct both when made and at and as of the closing date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect, and Level 3 having received a certificate of the chief executive officer and the chief financial officer of Broadwing to that effect;

•	Broadwing having performed in all material respects and complied in all material respects with all agreements and covenants in the merger agreement, and Level 3 having received a certificate of the chief executive officer and the chief financial officer of Broadwing to that effect;

•	Level 3 having received an opinion of Willkie Farr & Gallagher LLP, counsel to Level 3, stating that the merger together with the Sister Subsidiary merger should be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that Level 3, Sister Subsidiary and Broadwing should each be a party to the reorganization within the meaning of Section 368(b) of the Code;

•	the absence of any material adverse effect on Broadwing’s business, assets or financial condition from signing to closing;

•	all approvals from the FCC required to consummate the transactions contemplated by the merger agreement having been obtained and remaining in full force and effect on the closing date;

•	all specified consents, waivers, authorizations and approvals of specified governmental entities required in connection with the execution, delivery and performance of the merger agreement having been duly obtained and remaining in full force and effect on the closing date;

•	holders of no more than 10% of the number of shares of Broadwing’s common stock outstanding immediately prior to the effective time having exercised their appraisal rights in the merger in accordance with Delaware law; and

•	the CIII Merger or the CIII Purchase having been consummated and CIII having become a wholly owned subsidiary of the Broadwing.

Conditions to Obligation of Broadwing to Effect the Merger. The obligation of Broadwing to complete the merger depends on the following additional conditions being fulfilled (or waived by Broadwing):

•	the representations and warranties of Level 3 Merger Sub and Sister Subsidiary being true and correct both when made and at and as of the closing date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect, and Broadwing having received a certificate of an executive officer of Level 3 to that effect;

•	Level 3 having performed in all material respects and complied in all material respects with all agreements and covenants in the merger agreement, and Broadwing having received a certificate of an executive officer of Level 3 to that effect;

•	Broadwing having received an opinion of Greenberg Traurig LLP, counsel to Broadwing, stating that the merger together with the Sister Subsidiary merger should be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that Level 3, Sister Subsidiary and Broadwing should each be a party to the reorganization within the meaning of Section 368(b) of the Code; and

•	the absence of any material adverse effect on Level 3’s business, assets or financial condition.

Termination

The merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger:

•	by mutual written consent of Level 3 and of Broadwing, by action of their respective Boards of Directors;

•	by either Level 3 or Broadwing if:

(1) the effective time of the merger does not occur on or before October 16, 2007, which is referred to as the “termination date,” unless the primary cause of the failure of the effective time of merger to occur is the failure of the party seeking to terminate the merger agreement to perform any of its obligations under this merger agreement;

(2) any governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the transactions contemplated by the merger agreement that has become final and nonappealable;

(3) the other party breaches a representation, warranty, covenant or agreement such that such party’s closing conditions are not satisfied and that (A) the breach is either not reasonably capable of being cured or (B) in the case of a breach of a covenant or agreement, if such breach is reasonably capable of being cured, such breach has not been cured prior to the earlier of (I) 30 days following notice of such breach and (II) the termination date. However, a party does not have the right to terminate the merger agreement under this provision if it is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement; or

(4) approval by the stockholders of Broadwing required for the consummation of the merger has not been obtained by reason of the failure to obtain the required vote at the Broadwing stockholders meeting (or any adjournment or postponement thereof).

•	by Broadwing if:

(1) prior to Broadwing’s stockholder meeting to vote on the merger agreement, the board of directors of Broadwing accepts a superior proposal in accordance with the terms of the merger agreement; provided that Broadwing pays the termination fee, as discussed below, concurrently with or prior to terminating.

•	by Level 3 if:

(1) Broadwing fails to recommend or withdraws or modifies or changes in a manner adverse to Level 3 its approval or recommendation of the merger agreement or the merger or approves or recommends a superior proposal (or the board of directors of Broadwing resolves to do any of the foregoing), whether or not permitted by the provisions of the merger agreement;

(2) Broadwing fails to call or hold the meeting of its stockholders; or

(3) Broadwing materially breaches any of its material obligations under the merger agreement regarding third-party acquisition proposals as described under “No Solicitation.”

Effect of Termination

If the merger agreement is terminated as described in “—Termination” above, the agreement will be void, and there will be no liability or obligation of Level 3 or Broadwing or its officers and directors except as to certain miscellaneous provisions as set forth in the merger agreement and fees and expenses, including the termination and other fees described in the following section. However termination of the merger agreement does not relieve any party from any liability for any willful breach of any covenant or agreement or willful breach of any representation or warranty in the merger agreement occurring prior to termination.

Termination Fees and Reimbursement of Expenses

If Level 3 terminates the merger agreement because (i) Broadwing has failed to recommend or has withdrawn or modified or changed in a manner adverse to Level 3 its approval or recommendation of the merger agreement or the merger or has approved or recommended a superior proposal (or the board of directors of Broadwing resolves to do any of the foregoing), whether or not permitted by the provisions of the merger agreement, (ii) Broadwing fails to call or hold the meeting of its stockholders; or (iii) Broadwing materially breaches any of its material obligations under the merger agreement regarding third-party acquisition proposals, Broadwing will pay Level 3 $35 million as a termination fee, plus Level 3’s expenses, not to exceed $2.5 million, incurred in connection with the transaction. If Broadwing fails to pay promptly the termination fee, it will also pay to Level 3 Level 3’s reasonable costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment.

If Broadwing, prior to Broadwing stockholders meeting, accepts a superior proposal and terminates the merger agreement in accordance with the terms of the merger agreement, Broadwing will pay Level 3 $35 million as a termination fee plus Level 3’s expenses incurred, not to exceed $2.5 million in connection with the transaction prior to or concurrently with such termination.

If (i) either party terminates the agreement because the approval by the stockholders of Broadwing required for the consummation of the merger has not been obtained by reason of the failure to obtain the required vote at the Broadwing stockholders meeting, (ii) at or prior to the time of the event giving rise to such termination there has been made known to or proposed to Broadwing or otherwise publicly disclosed or announced a third-party acquisition proposal and (iii) within 12 months of the termination of the merger agreement, Broadwing enters into a definitive agreement with respect to, or consummates, an acquisition proposal, then Broadwing will pay to Level 3, upon consummation of such acquisition proposal, $35 million as a termination fee.

Amendment and Waiver

Amendment. The merger agreement may be amended in writing by the parties by action taken or authorized by their respective boards of directors before or after the approval of the matters presented in accordance with the merger by Broadwing’s stockholders. However, following such approval, no amendment may be made which by law requires further approval of Broadwing’s stockholders, without such further approval.

Waiver. At any time prior to the effective time of the merger, Level 3 and Broadwing may, to the extent legally allowed:

•	extend the time of performance of any of the obligations or other acts of the other parties to the merger agreement;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•	waive compliance with any of the agreements or conditions contained in the merger agreement.

Any extension or waiver will be valid only if set forth in writing and signed by the party granting the waiver. The failure of any party to assert any rights under the merger agreement will not constitute a waiver.

COMPARATIVE RIGHTS OF LEVEL 3 AND BROADWING STOCKHOLDERS

Level 3 and Broadwing are each incorporated under the laws of the State of Delaware. If the merger is completed, Broadwing’s stockholders, whose rights are currently governed by the General Corporation Law of the State of Delaware, which we refer to as the DGCL, the amended and restated certificate of incorporation of Broadwing, as amended, and the amended and restated by-laws of Broadwing, will become stockholders of Level 3, and their rights as such will be governed by the DGCL, the restated certificate of incorporation of Level 3, as amended, and the amended and restated by-laws of Level 3. The material differences between the rights of holders of Broadwing common stock and the rights of holders of Level 3 common stock, resulting from the differences in their governing documents, are summarized below.

The following summary does not purport to be a complete statement of the rights of holders of Level 3 common stock under applicable Delaware law, the restated certificate of incorporation of Level 3, as amended, and the amended and restated by-laws of Level 3, nor does the following purport to be a complete summary of the rights of the holders of Broadwing capital stock under applicable Delaware law, the amended and restated certificate of incorporation of Broadwing, as amended, and the amended and restated by-laws of Broadwing, or a complete description of the specific provisions referred to herein. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the DGCL and the governing corporate instruments of Level 3 and Broadwing. We urge you to read those documents carefully in their entirety. Copies of the applicable governing corporate instruments of Level 3 are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information” on page 94.

	Rights of Holders of Level 3 Common Stock	Rights of Holders of Broadwing Common Stock
Capitalization:	Level 3’s restated certificate of incorporation authorizes Level 3 to issue 2,250,000,000 shares of Level 3 common stock and 10,000,000 shares of Level 3 preferred stock. Level 3’s board of directors has the authority, without stockholder approval, to issue shares of authorized preferred stock from time to time in one or more series and to fix the rights and preferences, including voting rights, of each series of preferred stock, which rights could adversely affect the voting power of the holders of Level 3 common stock.	Broadwing’s amended and restated certificate of incorporation authorizes Broadwing to issue 1,900,000,000 shares of Broadwing common stock and 200,000,000 shares of Broadwing preferred stock. Broadwing’s board of directors has the authority, without stockholder approval, to issue shares of authorized preferred stock from time to time in one or more series and to fix the rights and preferences, including voting rights, of each series of preferred stock, which rights and preferences may be superior to that of Broadwing common stock.

Outstanding Shares:	As of November 20, 2006, there were 1,177,111,577 shares of Level 3 common stock and no shares of Level 3 preferred stock outstanding. Level 3 common stock is listed on the Nasdaq Global Select Market under the symbol “LVLT”.	As of November 20, 2006, there were approximately 90,528,020 shares of Broadwing common stock and no shares of Broadwing preferred stock outstanding. Broadwing common stock is listed on the Nasdaq Global Select Market under the symbol “BWNG.”

	Rights of Holders of Level 3 Common Stock	Rights of Holders of Broadwing Common Stock
Treatment of Shares upon Merger:	Level 3’s outstanding common stock will not be affected by the consummation of the merger.	Level 3 will acquire Broadwing by merging Broadwing into a wholly owned subsidiary of Level 3, at the effective time of the merger, with the Level 3 subsidiary continuing as the surviving entity. As a result, Broadwing will become a wholly-owned subsidiary of Level 3 and all shares of Broadwing common stock, options and warrants outstanding at the effective time of the merger will be cancelled.

Voting Rights:	Level 3’s common stock is entitled to one vote for each share and votes together as a single class. The Level 3 restated certificate of incorporation does not provide for cumulative voting for directors.	Broadwing common stock is entitled to one vote for each share and votes together as a single class. The Broadwing amended and restated certificate of incorporation expressly provides that stockholders are not entitled to cumulative voting rights for the election of directors.

Conversion Rights:	Shares of Level 3 common stock are not subject to any conversion rights.	Shares of Broadwing common stock are not subject to any conversion rights.

Number of Directors:	Pursuant to Level 3’s restated certificate of incorporation and amended and restated by-laws, the number of members of Level 3’s board of directors shall not be fewer than six nor more than fifteen persons, the exact number to be fixed from time to time within such range by duly adopted resolutions of Level 3’s board of directors. Level 3’s board of directors currently has nine members.	Pursuant to Broadwing’s amended and restated certificate of incorporation and amended and restated by-laws, the number of members of Broadwing’s board of directors is fixed at a maximum of nine. Broadwing’s board of directors currently has six members.

Removal of Directors:	Any director or the entire board of directors may be removed from office only for cause, by affirmative vote of the holders of at least 66 2/3% of the outstanding shares then entitled to vote at an election of directors. Directors may not be removed without cause.	Any director or the entire board of directors may be removed from office only for cause, by affirmative vote of the holders of at least 66 2/3% of the outstanding shares then entitled to vote at an election of directors. Directors may not be removed without cause.

	Rights of Holders of Level 3 Common Stock	Rights of Holders of Broadwing Common Stock
Classification of Board of Directors:	Level 3’s restated certificate of incorporation, as amended, provides for a staged elimination of the classified board of directors structure. Under the declassified structure, each director elected on or after Level 3’s 2006 annual meeting of stockholders shall serve for a one year term. Those directors serving a three-year term under the previous system shall continue to serve for the remainder of the three-year terms to which they were elected, unless a director resigns or is removed earlier.	Broadwing’s amended and restated certificate of incorporation provides for a staggered board of directors. The board of directors is divided into three classes, with the directors in each class serving a three-year term. Currently, the class I directors will serve until the 2007 annual meeting, the class II directors will serve until the 2008 annual meeting, and the class III directors will serve until the 2009 annual meeting.

Filling Vacancies on the Board of Directors:	Any vacancies on the board of directors, however resulting, and newly created directorships resulting from any increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors then in office.	Any vacancies on the board of directors resulting from death, resignation, disqualification, removal, or other causes shall be filled by the affirmative vote of a majority of the remaining directors then in office. Newly created directorships resulting from any increase in the number of directors shall be filled only by the affirmative vote of the directors then in office, even if it is less than a quorum of the full board of directors. Any director elected in accordance with these procedures shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred.

Amendments to Charter:	The DGCL prescribes that any amendment to Level 3’s restated certificate of incorporation must be approved by the board of directors and a resolution adopted recommending that the amendment be approved by a majority of the outstanding stock entitled to vote on the amendment, plus the approval of a majority of the outstanding stock of any class entitled under the DGCL to vote separately as a class on the amendment.	The DGCL prescribes that any amendment to Broadwing’s amended and restated certificate of incorporation must be approved by the board of directors and a resolution recommending that the amendment be adopted and approved by a majority of the outstanding stock entitled to vote on the amendment, plus the approval of a majority of the outstanding stock of any class entitled under the DGCL to vote separately as a class on the amendment.

	Rights of Holders of Level 3 Common Stock	Rights of Holders of Broadwing Common Stock
In addition to the affirmative vote of the holders of capital stock required by law, Level 3’s restated certificate of incorporation provides that provisions requiring the affirmative vote of at least 66 2/3% shall not be amended except by such vote.

In addition to the affirmative vote of the holders of capital stock required by law, Broadwing’s amended and restated certificate of incorporation requires the vote of at least 80% of the voting power of all the outstanding shares of voting capital stock to alter, amend or repeal certain articles in the amended and restated certificate of incorporation.

Amendments to By-laws:	Pursuant to Level 3’s restated certificate of incorporation and amended and restated by-laws, the by-laws of Level 3 may be repealed, altered, amended or rescinded, and new by-laws adopted, by the majority vote of the board of directors or the affirmative vote of 66 2/3% of the outstanding stock entitled to vote thereon. The fact that such power has been conferred upon the directors does not divest or limit the stockholders’ power to adopt, amend or repeal by-laws.	Broadwing’s amended and restated certificate of incorporation authorizes the board of directors to make, alter, amend or repeal the by-laws of Broadwing. Broadwing’s amended and restated by-laws authorize the stockholders to alter, amend or repeal the by-laws of Broadwing upon the approval of the holders of at least two-thirds of the shares entitled to vote on such matter. The fact that such power has been conferred upon the directors does not divest or limit the stockholders’ power to adopt, amend or repeal by-laws.

Special Meetings of the Board of Directors:	A special meeting of the board of directors of Level 3 may be called by the Chairman of the board of directors, the Chief Executive Officer, the President or by a majority of the directors.	A special meeting of the board of directors of Broadwing may be called by the Chairman of the board of directors, the Chief Executive Officer, the President, the Chief Financial Officer, the Secretary or any two members of the board of directors.

Special Stockholders Meetings:	A special meeting of Level 3’s stockholders may only be called by the board of directors, the Chairman of the board of directors, the Chief Executive Officer or the President. Stockholders are not permitted to call special meetings.	A special meeting of Broadwing’s stockholders may only be called by the board of directors pursuant to a resolution approved by an affirmative vote of a majority of the directors then in office, the Chairman of the board of directors or the President.

	Rights of Holders of Level 3 Common Stock	Rights of Holders of Broadwing Common Stock
Action by Consent of Stockholders:	Under the DGCL, unless a company’s certificate of incorporation specifies otherwise, stockholders may execute an action by written consent in lieu of any annual or special stockholder meeting. Level 3’s restated certificate of incorporation prohibits stockholder actions by written consent.	Under the DGCL, unless a company’s certificate of incorporation specifies otherwise, stockholders may execute an action by written consent in lieu of any annual or special stockholder meeting. Broadwing’s amended and restated by-laws and amended and restated certificate of incorporation prohibit stockholder actions by written consent.

Limitation of Personal Liability of Directors:	Level 3’s restated certificate of incorporation provides that no director of Level 3 shall be personally liable to Level 3 or its stockholders for monetary damages for breach of his fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Level 3 or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (unlawful payment of dividend or unlawful stock purchase or redemption), or (iv) for any transaction from which the director derived any improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating the personal liability of directors, then the liability of a director of Level 3 shall be eliminated to the fullest extent permitted by the DGCL as so amended.	Broadwing’s amended and restated certificate of incorporation provides that to the fullest extent permitted by the DGCL, no director of Broadwing or any subsidiary of Broadwing shall be personally liable to Broadwing or its stockholders and shall otherwise be indemnified by Broadwing for monetary damages for breach of fiduciary duty as a director of Broadwing or any predecessor or subsidiary of Broadwing.

	Rights of Holders of Level 3 Common Stock	Rights of Holders of Broadwing Common Stock
Indemnification of Directors and Officers:	Level 3’s restated certificate of incorporation provides that Level 3 shall, to the fullest extent permitted by law, indemnify each person who is or was a director or officer of Level 3 or is or was serving as a director or officer of another entity at the request of Level 3. Level 3’s amended and restated by-laws provide that Level 3 shall indemnify persons made a party, or threatened to be made a party, to any action, proceeding or suit by reason of the fact that he is or was a director or officer of Level 3, or is or was serving at the request of Level 3 as an officer or director or another entity, against expenses and judgments incurred by him if he acted in good faith and in a manner reasonably believed to be not opposed to the best interests of Level 3.	Broadwing’s amended and restated certificate of incorporation provides that Broadwing shall indemnify, to the fullest extent permitted by law, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person is or was a director or officer of Broadwing, any predecessor of Broadwing or any subsidiary of Broadwing or serves or served at any other enterprise as a director or officer at the request of Broadwing or any predecessor or subsidiary of Broadwing.

Relevant Restrictions on the Transfer of Shares of Capital Stock:	The Level 3 restated certificate of incorporation and amended and restated by-laws do not provide for restrictions on transfers of shares of capital stock in addition to those provided by applicable law.	The Broadwing amended and restated certificate of incorporation and amended and restated by-laws do not provide for restrictions on transfers of shares of capital stock in addition to those provided by applicable law or as such restrictions relate to business combinations as discussed below.

Relevant Business Combination Provisions and Statutes:	The DGCL provides that if a person acquires 15% or more of the stock of a Delaware corporation, such person may not engage in transactions with the corporation for a period of three years. The statute contains exceptions to this prohibition. The prohibition on business combinations is not applicable if, for example, the board of directors approves the acquisition of stock or the transaction prior to the time that the person becomes an interested stockholder, or if the

The DGCL provides that if a person acquires 15% or more of the stock of a Delaware corporation, such person may not engage in transactions with the corporation for a period of three years. The statute contains exceptions to this prohibition. The prohibition on business combinations is not applicable if, for example, the board of directors approves the acquisition of stock or the transaction prior to the time that the person becomes an interested stockholder, or if the interested stockholder acquires at least 85% of the voting stock of the

Rights of Holders of Level 3 Common Stock	Rights of Holders of Broadwing Common Stock

interested stockholder acquires at least 85% of the voting stock of the corporation (excluding voting stock owned by directors who are also officers and employee stock plans) in one transaction, or if the transaction is approved by the board of directors and two-thirds of the holders of the outstanding voting stock which is not owned by the interested stockholder at a meeting of the stockholders.

Level 3’s restated certificate of incorporation does not provide any additional limitations or restrictions about business combinations with an interested stockholder.

corporation (excluding voting stock owned by directors who are also officers and employee stock plans) in one transaction, or if the transaction is approved by the board of directors and two-thirds of the holders of the outstanding voting stock which is not owned by the interested stockholder at a meeting of the stockholders.

Broadwing’s amended and restated certificate of incorporation also provides that “business combinations” with an “interested stockholder” require the approval of 80% of the outstanding shares entitled to vote, unless the “business combination” has been approved by a majority of the disinterested directors or meets other price and consideration requirements enumerated in Broadwing’s amended and restated certificate of incorporation, in which case the “business combination” requires the approval of a majority of the outstanding shares entitled to vote. A “business combination” includes mergers, asset sales and other transactions resulting in an increase in the ownership interest held by the “interested stockholder.” An “interested stockholder” is a person who, together with affiliates or associates, owns, or within two years of the business combination did own, 15% or more of the corporation’s voting stock. The approval required by this provision is in addition to any affirmative vote required by law.

DESCRIPTION OF LEVEL 3’S CAPITAL STOCK

Level 3 has summarized some of the terms and provisions of its outstanding capital stock in this section. The summary is not complete. You should read Level 3’s restated certificate of incorporation and amended and restated by-laws for additional information before voting on the merger agreement. Level 3’s restated certificate of incorporation and by-laws have been filed in their entirety with the SEC. See “Where You Can Find More Information.”

Level 3’s authorized capital stock consists of:

•	2,250,000,000 shares of Common Stock, par value $.01 per share; and

•	10,000,000 shares of preferred stock, par value $.01 per share.

As of November 20, 2006, there were 1,177,111,577 shares of Common Stock and no shares of preferred stock outstanding.

Common Stock

Subject to the senior rights of preferred stock which may from time to time be outstanding, holders of Common Stock are entitled to receive dividends declared by the board of directors out of funds legally available for their payment. Upon dissolution and liquidation of Level 3’s business, holders of Common Stock are entitled to a ratable share of Level 3’s net assets remaining after payment to the holders of the preferred stock of the full preferential amounts they are entitled to. All outstanding shares of Common Stock are fully paid and nonassessable.

The holders of Common Stock are entitled to one vote per share for the election of directors and on all other matters submitted to a vote of stockholders. Holders of Common Stock are not entitled to cumulative voting for the election of directors. Holders of Common Stock are not entitled to preemptive rights.

The transfer agent and registrar for the Common Stock is Wells Fargo Shareowner Services.

Shares of Level 3 Common Stock are listed on the Nasdaq Global Select Market under the symbol “LVLT.”

Preferred stock

The preferred stock has priority over the Common Stock with respect to dividends and to other distributions, including the distribution of assets upon liquidation. The board of directors is authorized to fix and determine the terms, limitations and relative rights and preferences of the preferred stock, to establish series of preferred stock and to fix and determine the variations as among series. The board of directors without stockholder approval could issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. As of the date of this proxy statement/prospectus, there are no outstanding shares of preferred stock.

Anti-takeover effects

Level 3 currently has provisions in its restated certificate of incorporation and by-laws that could have an anti-takeover effect. The provisions in the restated certificate of incorporation include:

•	a prohibition on Level 3 stockholders taking action by written consent;

•	the requirement that special meetings of stockholders be called only by the board of directors or the chairman of the board;

•	the requirement of the affirmative vote of at least 66 2/3% of Level 3’s outstanding shares of stock entitled to vote thereon to adopt, repeal, alter, amend or rescind Level 3’s by-laws; and

•	the board of directors is authorized to issue preferred stock in one or more series without any action on the part of the stockholders.

The by-laws contain specific procedural requirements for the nomination of directors and the introduction of business by a stockholder of record at an annual meeting of stockholders where such business is not specified in the notice of meeting or brought by or at the discretion of the board of directors.

In addition, the terms of most of Level 3’s long term debt requires that upon a “change of control,” as defined in the agreements that contain the terms and conditions of the long term debt, Level 3 make an offer to purchase the outstanding long term debt at either 100% or 101% of the aggregate principal amount of that long term debt.

On May 15, 2006, at Level 3’s 2006 Annual Meeting of Stockholders, Level 3’s stockholders approved an amendment to Level 3’s Restated Certificate of Incorporation to declassify its board of directors. Previously, under Level 3’s classified board structure, directors were divided into three classes, with each class serving three-year terms. Beginning with the 2006 Annual Meeting, directors who stand for reelection will be elected to a one-year term of office. The remaining directors will continue to serve for the balance of their terms, such that at the annual meeting occurring in 2008, all nominees for membership on the board of directors will be nominated for a one-year term

STOCK EXCHANGE LISTING

It is a condition to the merger that the shares of Level 3 common stock issuable as a result of the merger be approved for listing on the Nasdaq Global Select Market. If the merger is completed, Broadwing common stock will cease to be listed on the Nasdaq Global Select Market.

EXPERTS

The consolidated financial statements of Level 3 Communications, Inc. and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2005 financial statements refers to a change in accounting for asset retirement obligations in 2003.

The audited historical consolidated financial statements of WilTel Communications Group, Inc. and subsidiaries as of and for the year ended December 31, 2004, included in Level 3 Communications, Inc.’s. Current Report on Form 8-K/A filed on March 3, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Broadwing Corporation and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The legality of the shares of Level 3 common stock to be issued in the merger will be passed upon for Level 3 by Willkie Farr & Gallagher LLP, counsel to Level 3. Greenberg Traurig, LLP, counsel to Broadwing, and Willkie Farr & Gallagher LLP, counsel to Level 3, will each deliver an opinion concerning the U.S. federal income tax consequences of the merger.

STOCKHOLDER PROPOSALS

Under Rule 14a-8 under the Exchange Act, stockholder proposals to be presented at Broadwing’s annual meeting of stockholders to be held in 2007 must be received by Broadwing’s Secretary no later than December 31, 2006 to be included in the proxy statement and on the proxy card that will be solicited by Broadwing’s board of directors. The inclusion of any proposal will be subject to applicable rules of the SEC.

Broadwing’s amended and restated bylaws require advance notice of any stockholder proposal intended to be presented at the annual meeting that is not included in its notice of meeting and proxy statement or made by or at the direction of Broadwing’s Board of Directors, including any proposal for the nomination for election of a director. A notice of a stockholder proposal must contain specified information concerning the matter to be brought before the meeting and concerning the stockholder proponent. Any waiver by Broadwing of these requirements relating to a particular stockholder proposal will not constitute a waiver of any other stockholder proposal nor will it obligate Broadwing to waive these requirements regarding future submissions of that or any other stockholder proposal. To be properly brought before Broadwing’s 2007 annual meeting of stockholders, written notice of nominations for directors or other business to be introduced by a stockholder must be received by January 5, 2007. A complete list of the information required to be included in a stockholder proposal may be found in Section 2.5 of Broadwing’s amended and restated bylaws.

If the merger is approved and completed prior to March 31, 2007, then Broadwing will not hold an annual meeting in 2007.

WHERE YOU CAN FIND MORE INFORMATION

Broadwing and Level 3 file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Level 3 or Broadwing at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You can also inspect reports, proxy statements and other information about Level 3 and Broadwing at the offices of the Nasdaq Stock Market, One Liberty Plaza, New York, New York 10006.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1024, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Level 3 and Broadwing, at http://www.sec.gov. You may also access the SEC filings and obtain other information about Level 3 and Broadwing through the websites maintained by Level 3 and Broadwing, which are http://www.level3.com and http://www.broadwing.com, respectively. The information contained in those websites is not incorporated by reference into this proxy statement/prospectus.

As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement on Form S-4 filed by Level 3 to register the shares of stock to be issued in the merger and the exhibits to the registration statement. The SEC allows Level 3 and Broadwing to “incorporate by reference” information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Level 3 (Commission file number 000-15658) and Broadwing (Commission file number 000-30989) have previously filed with the SEC. These documents contain important information about the companies and their financial condition.

All documents filed by Level 3 and Broadwing pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, from the date of this proxy statement/prospectus to the date of the special meeting shall also be deemed to be incorporated herein by reference.

Level 3

•	Annual Report on Form 10-K, for the fiscal year ended December 31, 2005;

•	Quarterly Reports on Form 10-Q, for the quarters ended September 30, 2006, June 30, 2006 and March 31, 2006; and

•	Current Reports on Forms 8-K (in all cases other than information furnished rather than filed pursuant to any Form 8-K), filed on November 20, 2006, November 9, 2006, October 30, 2006, October 25, 2006, October 24, 2006 (pursuant to item 8.01) October 17, 2006, October 17, 2006, September 8, 2006, August 7, 2006, August 3, 2006, July 20, 2006, July 26, 2006 (except with respect to Item 2.02 thereof and Exhibit 99.1 thereto which were furnished but not filed with the SEC), June 30, 2006, June 16, 2006, June 13, 2006, June 13, 2006, June 5, 2006, June 1, 2006, May 17, 2006, May 12, 2006, May 3, 2006, April 19, 2006, April 6, 2006, March 29, 2006, March 21, 2006, March 16, 2006, March 10, 2006, March 6, 2006, January 30, 2006 and January 17, 2006.

You may request a copy of these filings at no cost by writing or telephoning Level 3 at:

Level 3 Communications, Inc.

1025 Eldorado Boulevard

Broomfield, Colorado 80021

Telephone: (720) 888-1000

Broadwing

•	Annual Report on Form 10-K, for the fiscal year ended December 31, 2005;

•	Quarterly Reports on Form 10-Q, for the quarters ended September 30, 2006, June 30, 2006 and March 31, 2006; and

•	Current Reports on Forms 8-K (in all cases other than information furnished rather than filed pursuant to any Form 8-K), filed on November 9, 2006, November 8, 2006, October 20, 2006, August 14, 2006, August 7, 2006, July 31, 2006, July 19, 2006, June 23, 2006, June 14, 2006, May 18, 2006, May 12, 2006, May 5, 2006, April 28, 2006, April 7, 2006, March 24, 2006, March 13, 2006, February 24, 2006, February 21, 2006, February 01, 2006 and January 17, 2006.

You may request a copy of these filings at no cost by writing or telephoning Broadwing at:

Broadwing Corporation

1122 Capital of Texas Highway

Austin, Texas 78746

(512) 742-3700

Annex A

COMPOSITE COPY

AGREEMENT AND PLAN OF MERGER

among

LEVEL 3 COMMUNICATIONS, INC.,

LEVEL 3 SERVICES, LLC,

LEVEL 3 COLORADO, INC.

and

BROADWING CORPORATION

Dated as of October 16, 2006

and Amended as of November 21, 2006

EXHIBITS
Exhibit 8.2(c)(1)	Form of Tax Opinion of Parent’s Counsel
Exhibit 8.2(c)(2)	Form of Representation Letter of Parent
Exhibit 8.2(c)(3)	Form of Representation Letter of the Company
Exhibit 8.3(c)(1)	Form of Tax Opinion of the Company’s Counsel

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 16, 2006 (this “Agreement”), and amended as of November 21, 2006, among LEVEL 3 COMMUNICATIONS, INC., a Delaware corporation (“Parent”), LEVEL 3 SERVICES, LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Parent (“Merger Sub”), LEVEL 3 COLORADO, INC., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Sister Subsidiary”), and BROADWING CORPORATION, a DELAWARE corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Parent and the Company and the Board of Managers of Merger Sub have each approved and declared advisable the merger of the Company with and into Merger Sub (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares, will be converted into the right to receive a combination of cash and shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”);

WHEREAS, as a condition to Parent entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Parent is entering into a Voting Agreement with certain affiliated stockholders of the Company (the “Voting Agreement”) pursuant to which, among other things, each of those stockholders has agreed, subject to the terms thereof, to vote all shares of Company Common Stock owned by such stockholder in accordance with the terms of the Voting Agreement;

WHEREAS, Parent, Merger Sub, Sister Subsidiary and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby and also to prescribe various conditions to the transactions contemplated hereby; and

WHEREAS, for federal income tax purposes, Parent, Merger Sub, Sister Subsidiary and the Company intend that the Merger and Subsequent Merger (as defined below), taken together shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (“Treasury Regulations”), and, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I.

THE MERGER

Section 1.1. The Merger. Upon the terms and subject to the conditions hereof, at the Effective Time, the Company shall be merged with and into Merger Sub and the separate existence of the Company shall thereupon cease, and Merger Sub, as the surviving entity in the Merger (the “Surviving Company”), shall by virtue of the Merger continue its existence under the laws of the State of Delaware. If the Requisite Consent has not been obtained on or prior to the Conversion Date, the “Merger” shall instead be a merger (upon the terms and subject to the conditions set forth in this Agreement) of Merger Sub with and into the Company at the Effective Time, in which case, the separate existence of Merger Sub shall cease upon the Merger and the Company, as the surviving entity in the Merger, shall continue as the Surviving Company. Such change to the terms of the Merger on the Conversion Date in accordance with the prior sentence shall be referred to as a “Conversion Event.” If there is a Conversion Event, Parent shall cause Merger Sub, prior to the Effective Time, to be converted into a corporation pursuant to Section 265 of the DGCL.

Section 1.2. Subsequent Merger.

(a) If there is a Conversion Event, (i) Parent, Merger Sub, Sister Subsidiary and the Company shall, promptly after the Conversion Date, amend this Agreement to include representations, warranties and covenants of Sister Subsidiary which are substantially equivalent to the representations, warranties and covenants of Merger Sub and such other changes to this Agreement as may be reasonably necessary to effect the Merger following the Conversion Event and the Subsequent Merger discussed below and (ii) immediately following the Effective Time and in accordance with the DGCL, Parent shall cause the Surviving Company to merge with and into Sister Subsidiary and the separate corporate existence of the Surviving Company shall thereupon cease (the “Subsequent Merger”) and Sister Subsidiary, as the surviving corporation in the Subsequent Merger, shall by virtue of the Subsequent Merger continue its existence under the laws of the State of Delaware. At the effective time of the Subsequent Merger and without any further action on the part of the Surviving Company, Parent, Sister Subsidiary or any holder of any capital stock of the Surviving Company, Parent or Sister Subsidiary, each share of common stock, par value $0.0001 per share, of the Surviving Company issued and outstanding immediately prior to the effective time of the Subsequent Merger shall be converted into one share of common stock, par value $0.0001 per share, of Sister Subsidiary.

(b) In the event of the Subsequent Merger, references herein to the “Surviving Company” shall refer after the effective time of the Subsequent Merger, to Sister Subsidiary.

(c) If there is a Conversion Event, this Agreement is intended to constitute a “plan of reorganization” with respect to the Merger and Subsequent Merger, taken together, for United States federal income tax purposes pursuant to which, for such purposes, the Merger and the Subsequent Merger, taken together, are to be treated as a “reorganization” under Section 368(a) of the Code (to which each of Parent, Sister Subsidiary and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into Sister Subsidiary with the Company Common Stock converted in such merger into the right to receive the consideration provided for hereunder.

Section 1.3. Closing. Unless this Agreement shall have been terminated pursuant to the provisions of Section 9.1, the closing of the Merger (the “Closing”) will take place on the third Business Day after the satisfaction or waiver (subject to applicable law) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing) set forth in Article VIII, unless another time or date is agreed to in writing by the parties hereto (the date of the Closing, the “Closing Date”). The Closing shall be held at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019, unless another place is agreed to in writing by the parties hereto.

Section 1.4. Effective Time. Upon the Closing, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”). The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such subsequent time as Parent and the Company shall agree and as shall be specified in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).

Section 1.5. Effects of the Merger. The Merger shall have the effects set forth in the LLCA or, if there is a Conversion Event, the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers, and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

Section 1.6. Certificate of Formation. Unless there is a Conversion Event, the certificate of formation of Merger Sub shall be the certificate of formation of the Surviving Company after the Effective Time, and thereafter may be amended as provided therein or by law, except that the certificate of formation of the Surviving Company shall be amended to provide that the name of the Surviving Company is “Broadwing LLC.” If there is a Conversion Event, the certificate of incorporation of Merger Sub shall be the certificate of incorporation of the Surviving Company after the Effective Time, and thereafter may be amended as provided therein or by law, except that the certificate of incorporation of the Surviving Company shall be amended to provide that the name of the Surviving Company is “Broadwing Corporation.”

Section 1.7. Operating Agreement. Unless there is a Conversion Event, the operating agreement of Merger Sub as in effect at the Effective Time shall be the operating agreement of the Surviving Company, and thereafter may be amended as provided therein or by law. If there is a Conversion Event, the bylaws of Merger Sub as in effect at the Effective Time shall be the bylaws of the Surviving Company, and thereafter may be amended as provided therein or by law.

Section 1.8. Managers; Officers. Unless there is a Conversion Event, the managers and officers of Merger Sub immediately prior to the Effective Time shall be the managers and officers of the Surviving Company until their respective successors are duly elected and qualified or until their death, resignation or removal in accordance with the LLCA and the certificate of formation and operating agreement of the Surviving Company. If there is a Conversion Event, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Company until their respective successors are duly elected and qualified or until their death, resignation or removal in accordance with the DGCL and the certificate of incorporation and bylaws of the Surviving Company.

Section 1.9. Effect on Capital Stock. At the Effective Time by virtue of the Merger and without any action on the part of the holder thereof:

(a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares), shall be converted into the right to receive (i) 1.3411 (the “Exchange Ratio”) fully paid and nonassessable shares of Parent Common Stock, subject to Section 2.5 with respect to fractional shares (the “Stock Consideration”), and (ii) $8.18 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”).

(b) All shares of Company Common Stock (other than shares referred to in Section 1.9(d)) shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (a “Certificate”) shall thereafter cease to have any rights with respect to such shares of Company Common Stock, except the right to receive the applicable Merger Consideration and any dividends or other distributions to which holders become entitled all in accordance with Article II upon the surrender of such Certificate.

(c) Unless there is a Conversion Event, each membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued, outstanding and unchanged as a membership interest of the Surviving Company. If there is a Conversion Event, each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.0001 per share, of the Surviving Company.

(d) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are owned by stockholders that have properly perfected their rights of appraisal within the meaning of Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such stockholders shall have failed to perfect any available right of appraisal under applicable law, but, instead, the holders thereof shall be entitled to payment of the appraised value of such Dissenting Shares in accordance with Section 262 of the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right of appraisal, the shares of Company Common Stock held by such stockholder shall not be deemed Dissenting Shares for purposes of this Agreement and shall thereupon be deemed to have been converted into the Merger Consideration at the Effective Time in accordance with Section 1.9(a). The Company shall give Parent (A) prompt notice of any demands for appraisal filed pursuant to Section 262 of the DGCL received by the Company, withdrawals of such demands and any other instruments served or delivered in connection with such demands pursuant to the DGCL and received by the Company and (B) the opportunity to participate in all negotiations and proceedings with respect to demands made pursuant to Section 262 of the DGCL. The Company shall not, except with the prior written consent of Parent, (x) make any payment with respect to any such demand, (y) offer to settle or settle any such demand or (z) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL.

(e) If prior to the Effective Time, Parent or the Company, as the case may be, should split, combine or otherwise reclassify the Parent Common Stock or the Company Common Stock, or pay a stock dividend or other stock distribution in Parent Common Stock or Company Common Stock, as applicable, or otherwise change the Parent Common Stock or Company Common Stock into any other securities, or make any other such stock dividend or distribution in capital stock of Parent or the Company in respect of the Parent Common Stock or the Company Common Stock, respectively, then any number or amount contained herein which is based upon the price of the Parent Common Stock or the number of shares of Company Common Stock or Parent Common Stock, as the case may be, will be appropriately adjusted to reflect such split, combination, dividend or other distribution or change.

Section 1.10. Treatment of Options, Warrants and Other Stock Awards.

(a) The Company shall take all actions necessary and appropriate to provide that upon the Effective Time, each outstanding employee, director or consultant stock option to purchase Company Common Stock (collectively, “Company Options”) granted under any Company Stock Plan whether or not then exercisable or vested, shall be cancelled and, in exchange therefor, each holder of such Company Option shall receive: (i) an amount in cash in respect thereof, if any, equal to the product of (x) the Cash Percentage, (y) the excess, if any, of the Deemed Value of Merger Consideration over the per share exercise price thereof and (z) the number of shares of Company Common Stock subject to such Company Option (such cash payment to be net of applicable withholding taxes); and (ii) a number of shares of Parent Common Stock in respect thereof, if any, equal to the quotient of (A) the product of (x) the Stock Percentage, (y) the excess, if any, of the Deemed Value of Merger Consideration over the per share exercise price thereof and (z) the number of shares of Company Common Stock subject to such Company Option divided by (B) the Parent Common Stock Price, provided, that any fractional shares that would otherwise be issuable pursuant to this Section 1.10(a) shall be rounded up to the nearest whole number.

(b) All shares of restricted Company Common Stock granted under the Company Stock Plans (and any other shares of Company Common Stock subject to vesting or future issuance under the Company Stock Plans) (collectively, “Other Stock Awards”) outstanding immediately prior to the Effective Time, whether or not then vested, shall be treated in the same manner as all other shares of Company Common Stock outstanding immediately prior to the Effective Time pursuant to Section 1.9 of this Agreement and all such Other Stock Awards shall be fully vested as of the Effective Time.

(c) At the Effective Time, each unexercised warrant to purchase shares of Company Common Stock (the “Company Warrants”) then outstanding will be assumed by Parent, in accordance with the terms of such Company Warrants. Each such outstanding Company Warrant so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in such Company Warrants immediately prior to the Effective Time, except as modified as a result of the Merger pursuant to the terms of such Company Warrants.

(d) With respect to the Company’s Employee Stock Purchase Plan (the “ESPP”), the Company shall take all actions necessary to (i) cause the current Offering Period (within the meaning of the ESPP) to terminate at the Effective Time (if the Effective Time is earlier than the date the current Offering Period would otherwise terminate); (ii) prevent any further contributions to the current Offering Period after the date hereof, and (iii) refrain from commencing any new Offering Periods under the ESPP thereafter.

(e) Unless there is a Conversion Event, the Surviving Company shall, upon the Effective Time, succeed to and be substituted for the Company under the Indenture. Following the Effective Time, the Convertible Debentures will thereafter be convertible upon the terms and subject to the conditions set forth in the Indenture after giving effect to the Merger and any notice delivered by the Company pursuant to Section 5.4 of this Agreement.

(f) The Company and Parent shall take all such steps as may be required to cause the transactions contemplated by this Section 1.10 and any other dispositions of Company equity securities (including derivative securities) or acquisitions of Parent equity securities (including derivative securities) in connection with this Agreement by each individual who (i) is a director or officer of the Company or (ii) at the Effective Time will become a director or officer of Parent to become exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE II.

EXCHANGE OF CERTIFICATES

Section 2.1. Exchange Fund. At or prior to the Effective Time, Parent shall deposit with Wells Fargo Bank, N.A. or such other bank or trust company as Parent shall determine and who shall be reasonably satisfactory to the Company (the “Exchange Agent”), in trust for the benefit of holders of shares of Company Common Stock, for exchange in accordance with Section 1.9, (i) certificates representing the number of shares of Parent Common Stock sufficient to deliver, and Parent shall instruct the Exchange Agent to timely deliver, in accordance with the terms of Section 2.2 of this Agreement, the aggregate Stock Consideration, and (ii) immediately available funds equal to the aggregate Cash Consideration and Parent shall instruct the Exchange Agent to timely pay the Cash Consideration subject to and in accordance with the terms of Section 2.2 of this Agreement. Parent agrees to make available to the Exchange Agent from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.3. Any cash and certificates of Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

Section 2.2. Exchange Procedures. As promptly as practicable after the Effective Time, the Exchange Agent will send to each record holder of a Certificate other than Certificates in respect of Dissenting Shares, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in a form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. As soon as reasonably practicable after the Effective Time, each holder of a Certificate, upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, shall be entitled to receive in exchange therefor a certificate or certificates representing the number of full shares of Parent Common Stock and the amount of cash (including amounts to be paid pursuant to Section 1.9(a) and in respect of any dividends or other distributions to which holders are entitled pursuant to Section 2.3, if any), into which the aggregate number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest will be paid or will accrue on any cash payable pursuant to Section 1.9(a) or 2.3. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, one or more shares of Parent Common Stock evidencing, in the aggregate, the proper number of shares of Parent Common Stock, a check in the proper amount of cash pursuant to Section 1.9(a) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3, may be issued with respect to such Company Common Stock to such a transferee only if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

Section 2.3. Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to such holder of shares of Parent Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

Section 2.4. No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued and cash paid upon conversion of shares of Company Common Stock in accordance with the terms of Article I and this Article II (including any cash paid pursuant to Section 2.3) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock.

Section 2.5. No Fractional Shares of Parent Common Stock. No certificates or scrip representing less than one share of Parent Common Stock shall be issued upon the surrender for exchange of Certificates representing Company Common Stock pursuant to Section 1.9 hereof. Any fractional shares that would otherwise be issuable pursuant to Section 1.9 hereof shall be rounded up to the nearest whole number.

Section 2.6. Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for six months after the Effective Time shall be delivered to the Surviving Company or otherwise on the instruction of the Surviving Company, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company and Parent (subject to abandoned property, escheat or other similar laws) for the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby to which such holders are entitled pursuant to Section 1.9 and any dividends or distributions with respect to shares of Parent Common Stock to which such holders are entitled pursuant to Section 2.3.

Section 2.7. No Liability. None of Parent, Merger Sub, the Company, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Section 2.8. Investment of the Exchange Fund. Any funds included in the Exchange Fund may be invested by the Exchange Agent, as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively. Any interest and other income resulting from such investments shall promptly be paid to Parent.

Section 2.9. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond in such reasonable amount as the Surviving Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger

Consideration with respect to the shares of Company Common Stock formerly represented thereby, and any unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof, pursuant to this Agreement.

Section 2.10. Withholding Rights. Each of the Surviving Company and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock and any holder of Company Options such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Company or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Company or Parent, as the case may be.

Section 2.11. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

Section 2.12. Stock Transfer Books. At the close of business, New York time, on the day the Effective Time occurs, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares of Company Common Stock formerly represented thereby, except as otherwise provided herein or by law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.3.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Reports filed since January 1, 2006 and prior to the date hereof (but excluding matters disclosed in the sections of such reports entitled “Risk Factors” and “Information Regarding Forward-Looking Statements”) or on the Company’s Disclosure Schedule (provided, that, any item set forth in the Company’s Disclosure Schedule with respect to a particular representation or warranty will be deemed to be disclosed with respect to all other applicable representations and warranties to the extent any description of facts regarding the event, item or matter is disclosed in such a way as to make readily apparent from such description or specified in such disclosure that such item is applicable to such other representations or warranties or covenants whether or not such item is so numbered), the Company hereby represents and warrants to Parent, Merger Sub and Sister Subsidiary as follows:

Section 3.1. Corporate Organization. Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, limited liability company or limited partnership power (as the case may be) to own its properties and assets and to conduct its business as now conducted. Copies of the Company Organizational Documents and the organizational documents of each material Subsidiary of the Company, with all amendments thereto to the date hereof, have been made available to Parent or its representatives, and such copies are accurate and complete as of the date hereof.

Section 3.2. Qualification to Do Business. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or partnership (as the case may be) and is in good standing in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.3. No Conflict or Violation. The execution, delivery and performance by the Company of this Agreement does not and will not (i) violate or conflict with any provision of any Company Organizational Document or any of the organizational documents of the Subsidiaries of the Company, (ii) assuming that the Company makes the filings specified in Sections 3.4(i), (ii) and (iii) and obtains the consents, waivers and approvals specified on Schedule 3.4 (and assuming compliance by Parent with Sections 4.3 and 4.4), violate in any material respect any provision of law, or any order, judgment or decree of any Governmental Entity, (iii) except as set forth on Schedule 3.3, violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any Contract or result in the creation or imposition of any Lien (other than any Permitted Lien) upon any of the assets, properties or rights of either of the Company or any of its Subsidiaries or result in or give to others any rights of cancellation, modification, amendment, acceleration, revocation or suspension of any of the Contracts or obligations thereunder, or Licenses and Permits or (iv) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any contract, agreement or instrument to which the Company or any of its Subsidiaries is a party or by which it is bound or to which any of its properties or assets is subject except in each case with respect to clauses (iii) and (iv), for any such violations, breaches or defaults that would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.4. Consents and Approvals. No consent, waiver, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity, is required in connection with the execution and delivery of this Agreement by the Company or the performance by the Company or its Subsidiaries of their obligations hereunder or thereunder, except for: (i) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any Subsidiary is qualified to do business; (ii) the filing of a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”); (iii) the filing of an application jointly by the parties with the FCC for approval of transfer of control of Company’s licenses pursuant to Section 214 of the Communications Act of 1934 as amended by the Telecommunications Act of 1996, and receipt of an order from the FCC approving the transfer; (iv) applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and any applicable state securities laws; (v) the consents, waivers, authorizations or approvals of any Governmental Entity set forth on Schedule 3.4; and (vi) such consents, waivers, authorizations, approvals, declarations, notices, filings or registrations, which if not obtained or made would not have, a Company Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 3.5. Authorization and Validity of Agreement. The Company has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and all other necessary corporate action on the part of the Company, other than the adoption of this Agreement by the stockholders of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, shall constitute a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.

Section 3.6. Capitalization and Related Matters.

(a) As of the date hereof, the authorized capital stock of the Company consists of 1,600,000,000 shares of Company Common Stock and 200,000,000 shares of Company Preferred Stock. As of the date hereof:

(i) 89,954,431 shares of Company Common Stock are issued and outstanding, and there are no shares of Company Preferred Stock issued or outstanding;

(ii) 4,807,071 shares of Company Common Stock are reserved for issuance and issuable upon or otherwise deliverable under the Company’s Second Amended 1997 Stock Option Plan, 2000 Long Term Incentive Plan and Employee Stock Purchase Plan (collectively, the “Company Stock Plans”) in connection with the exercise of outstanding Company Options and the vesting of outstanding Other Stock Awards. Schedule 3.6(a)(ii) sets forth the exercise prices for the Company Options;

(iii) 13,638,600 shares of Company Common Stock are reserved for issuance and issuable as of the date hereof upon conversion of the Company’s 3.125% Convertible Senior Debentures due 2006 (the “Convertible Debentures”); and

(iv) 3,820,980 shares of Company Common Stock are reserved for issuance and 3,820,980 shares of Company Common Stock are issuable upon exercise of the Company Warrants. Schedule 3.6(a)(iv) sets forth the names of all holders of Company Warrants, the number of shares of Company Common Stock purchasable thereunder and the exercise price(s) therefor.

(b) The outstanding shares of Company Common Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable and (ii) were issued in compliance with all applicable federal and state securities laws. All grants of Company Options and Other Stock Awards were validly issued and properly approved by the Company’s Board of Directors in accordance with all applicable law and no such grants involved any “backdating” or similar practices with respect to the effective date of grant. Except as set forth above in Section 3.6(a), as of the date hereof, no shares of capital stock of the Company are outstanding. Except as set forth above in Section 3.6(a) or as required pursuant to Section 5.5 of this Agreement, the Company does not have outstanding any securities convertible into or exchangeable for any shares of capital stock, including Company Options, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or known claims of any other character relating to the issuance of, any capital stock, or any stock or securities convertible into or exchangeable for any capital stock; and the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock. Except as set forth above in Section 3.6(a), the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. True and complete copies of the Company Warrants have been made available to Parent or its representatives.

(c) Except as set forth on Schedule 3.6(c), all of the outstanding shares of capital stock, or membership interests or other ownership interests of, each Subsidiary of the Company, as applicable, is validly issued, fully paid and nonassessable and is owned of record and beneficially by the Company, directly or indirectly. The Company has, as of the date hereof and shall have on the Closing Date, valid and marketable title to all of the shares of capital stock of, or membership interests or other ownership interests in, each Subsidiary of the Company, free and clear of any Liens other than Permitted Liens. Such outstanding shares of capital stock of, or membership interests or other ownership interests in, the Subsidiaries of the Company, as applicable, are the sole outstanding securities of such Subsidiaries; the Subsidiaries of the Company do not have outstanding any securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any other character relating to the issuance of, any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, or any stock or securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries; and except as required pursuant to Section 5.5 of this Agreement, neither the Company or any of its Subsidiaries is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company. The Company has made available to Parent or its representatives true and correct copies of the organizational documents of C III Communications, LLC (“CIII”) and all other agreements between the Company or its Subsidiaries on the one hand and BCSI Inc. (“BCSI”) or its Subsidiaries on the other hand, with respect to CIII or BCSI’s interest therein. BCSI and its Affiliates hold in the aggregate the interest in CIII set forth on Schedule 3.6(c) and no other Person (other than the Company and its Subsidiaries) owns any equity interest in CIII.

Section 3.7. Subsidiaries and Equity Investments. Except as set forth on Schedule 3.7, the Company and its Subsidiaries do not directly or indirectly own, or hold any rights to acquire, any capital stock or any other securities, interests or investments in any other Person other than investments that constitute cash, cash equivalents or marketable securities.

Section 3.8. Company SEC Reports.

(a) The Company and its Subsidiaries have filed each report and definitive proxy statement (together with all amendments thereof and supplements thereto) required to be filed by the Company or any of its Subsidiaries pursuant to the Exchange Act with the SEC since January 1, 2004 (as such documents have since the time of their filing been amended or supplemented, the “Company SEC Reports”). As of their respective dates, after giving effect to any amendments or supplements thereto filed prior to the date hereof, the Company SEC Reports (i) complied as to form in all material respects with the requirements of the Exchange Act, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Company SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

Section 3.9. Absence of Certain Changes or Events.

(a) Except as set forth on Schedule 3.9(a), since December 31, 2005, there has not been:

(i) any Company Material Adverse Effect;

(ii) any loss, damage, destruction or other casualty to the assets or properties of either of the Company or any of its Subsidiaries (other than any for which insurance awards have been received or guaranteed) that has had, individually or in the aggregate, a Company Material Adverse Effect; or

(iii) any change in any method of accounting or accounting practice of either of the Company or any of its Subsidiaries except for any such change required by reason of a concurrent change in GAAP or Regulation S-X under the Securities Act.

(b) Since December 31, 2005, each of the Company and each of its Subsidiaries has operated in the ordinary course of its business and consistent with past practice and, except as set forth on Schedule 3.9(b) or, with respect to actions taken after the date hereof, otherwise as permitted by Section 5.1, has not:

(i) incurred any material obligation or liability (whether absolute, accrued, contingent or otherwise) in excess of $5,000,000 except in the ordinary course of business and consistent with past practice;

(ii) failed to discharge or satisfy any material Lien or pay or satisfy any material obligation or liability (whether absolute, accrued, contingent or otherwise) in excess of $5,000,000, other than Permitted Liens and liabilities being contested in good faith and for which adequate reserves have been provided;

(iii) mortgaged, pledged or subjected to any Lien (other than Permitted Liens) any of its assets, properties or rights other than in connection with letters of credit for amounts less than $500,000 incurred in the ordinary course of business;

(iv) (A) sold or transferred any of its material assets, including any sale, license or lease of any indefeasible rights of use of capacity or infrastructure (“IRUs”), (B) cancelled any material debts, or (C) settled any material claims or waived any material rights (other than with respect to disputes with customers and vendors in the ordinary course of business);

(v) disposed of any material patents, trademarks or copyrights or any material patent, trademark or copyright applications;

(vi) defaulted on any material obligation;

(vii) entered into any transaction material to its business, except in the ordinary course of business;

(viii) granted any material increase in the compensation or benefits of its senior executives other than increases in accordance with past practice not exceeding 20% of the senior executive’s annual base compensation then in effect or entered into any employment, change of control, retention or severance agreement or arrangement with any of them;

(ix) contractually committed to make any capital expenditure for any periods after the date hereof or additions to property, plant and equipment used in its operations other than ordinary repairs and maintenance in excess of $25,000,000 in the aggregate;

(x) laid off any significant number of its employees;

(xi) discontinued the offering of any material line of business or significant product line;

(xii) incurred any material obligation or liability for the payment of severance benefits;

(xiii) declared, paid, or set aside for payment any dividend or other distribution in respect of shares of its capital stock, membership interests or other securities, or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of its capital stock, membership interests or other securities, or agreed to do so; or

(xiv) entered into any agreement or made any commitment to do any of the foregoing.

Section 3.10. Tax Matters. Except as set forth on Schedule 3.10.

(a) (i) the Company and each of its Subsidiaries have filed when due all material Tax Returns required by applicable law to be filed with respect to the Company and each of its Subsidiaries; (ii) all such Tax Returns were true, correct and complete in all material respects as of the time of such filing; (iii) all material Taxes owed by the Company and each of its Subsidiaries, if required to have been paid, have been paid (except for Taxes which are being contested in good faith); and (iv) any liability of the Company or any of its Subsidiaries for Taxes not yet due and payable, or which are being contested in good faith, has been provided for on the financial statements of the Company in accordance with GAAP;

(b) there is no material action, suit, proceeding, investigation, audit or claim now pending with respect to the Company or any of its Subsidiaries in respect of any Tax, nor has any material claim for additional Tax been asserted in writing by any taxing authority;

(c) since January 1, 2000, no claim has been made in writing by any taxing authority in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction;

(d) (i) there is no outstanding request for any extension of time for the Company or any of its Subsidiaries to pay any Taxes or file any Tax Returns; (ii) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of the Company or any of its Subsidiaries that is currently in force; (iii) the federal statute of limitations for tax years of the Company and its Subsidiaries has closed for all years ending prior to December 31, 2002; and (iv) neither the Company nor any of its Subsidiaries is a party to or bound by any agreement, whether written or unwritten, providing for the payment of Taxes, payment for Tax losses, entitlements to refunds or similar Tax matters;

(e) the Company and each of its Subsidiaries have withheld and paid all material Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party;

(f) the Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(g) neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code;

(h) there is no Lien, other than a Permitted Lien, affecting any of the assets, properties or rights of the Company and its Subsidiaries that arose in connection with any failure or alleged failure to pay any Tax;

(i) neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group (within the meaning of Code § 1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company) or (ii) has any liability for the Taxes of any Person (other than any of the Company and its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise;

(j) the Company and its Subsidiaries have neither (i) made, changed or revoked, or permitted to be made, changed or revoked, any material election or method of accounting with respect to Taxes affecting or relating to the Company and its Subsidiaries, nor (ii) entered into, or permitted to be entered into, any closing or other agreement or settlement with respect to Taxes affecting or relating to the Company and its Subsidiaries;

(k) neither the Company nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger, or, if there is a Conversion Event, the Merger and the Subsequent Merger, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code; and

(l) neither the Company nor any of its Subsidiaries has a permanent establishment in a foreign jurisdiction.

Section 3.11. Absence of Undisclosed Liabilities. Except as set forth on Schedule 3.11(a), there are no material liabilities or obligations of the Company or any Subsidiary thereof of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could be reasonably expected to result in such a liability or obligation, other than

(A) liabilities or obligations disclosed and provided for in the consolidated balance sheet of the Company as of June 30, 2006 included in the Company SEC Reports filed prior to the date hereof or referred to in the notes thereto, (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since June 30, 2006 or (C) liabilities or obligations under this Agreement.

Section 3.12. Company Property.

(a) Schedule 3.12(a) contains a true and complete description of all material real property owned by the Company and its Subsidiaries (the “Owned Real Property”) as of the date hereof. The Company has made available at its premises to Parent copies of any title insurance policies (together with copies of any documents of recorded listed as exceptions to title on such policies) currently insuring each Owned Real Property and copies of the most recent surveys of the same. The Company and its Subsidiaries have good and valid title to all of the Owned Real Property free and clear of Liens other than Permitted Liens.

(b) Schedule 3.12(b) sets forth a list of all real property leases, licenses, permits, subleases and occupancy agreements, together with all material amendments thereto, in which either of the Company or its Subsidiaries has a leasehold interest or similar occupancy rights, whether as lessor or lessee, and (i) are material to the operation of the Company and its Subsidiaries, taken as a whole, or (ii) involve payments of base rent by the Company or its Subsidiaries in excess of $500,000 per year (each, a “Lease” and collectively, the “Leases”; the property covered by Leases under which either of the Company or its Subsidiaries is a lessee is referred to herein as the “Leased Real Property”; the Leased Real Property, together with the Owned Real Property, collectively being the “Company Property”). The Company or its Subsidiaries enjoys peaceful and undisturbed possession of, the Leased Real Property pursuant to the Leases. No option has been exercised under any of such Leases, except options whose exercise has been evidenced by a written document, a true, complete and accurate copy of which has made available to Parent with the corresponding Lease.

(c) Since June 30, 2006, no Lease has been modified or amended in writing in any way materially adverse to the business of the Company and its Subsidiaries except as set forth on Schedule 3.12(c) and no party to any Lease has given either of the Company or its Subsidiaries written notice of or, to the Knowledge of the Company, made a claim with respect to any breach or default.

(d) Except as set forth on Schedule 3.12(d) and other than with respect to IRUs, co-location, cross-connection, interconnection, entrance facilities, gateways, racks, routers or other rights incidental to the provision of services established in the ordinary course of business, none of the Company Property is subject to any option, lease, sublease, license or other agreement that involves payments of base rent by the Company or its Subsidiaries in excess of $500,000 per year granting to any Person or entity any right to the use, occupancy or enjoyment of such property or any portion thereof or to obtain title to all or any portion of such property.

(e) All material improvements, systems and fixtures on the Company Property owned by the Company are in good operating condition and repair and generally are adequate and suitable in all material respects for the present and continued use, operation and maintenance thereof as now used, operated or maintained ordinary wear and tear excepted. All improvements on the Company Property constructed by or on behalf of the Company or any Subsidiary were constructed, to the Knowledge of the Company, in compliance in all material respects with applicable laws, ordinances and regulations affecting such Company Property.

Section 3.13. Assets of the Company and its Subsidiaries.

(a) The assets, properties and rights of each of the Company and its Subsidiaries constitute all of the assets, properties and rights which are used in the operation their business as currently conducted. Except as set forth on Schedule 3.13(a) or as a result of any divestitures after the date hereof as permitted by Section 5.1, there are no material assets, properties, rights or interests of any kind or nature that either of the Company or any of its Subsidiaries has been using, holding or operating in their business prior to the

Closing that will not be used, held or owned by each of the Company or its Subsidiaries immediately following the Closing.

(b) The material assets, properties and rights of the Company and its Subsidiaries are free and clear of any Liens other than Permitted Liens.

Section 3.14. Intellectual Property.

(a) The Company and its Subsidiaries own all right, title and interest in and to, or have licenses (which licenses are, to the Knowledge of the Company, valid and enforceable except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity) to use, all the Intellectual Property, and such Intellectual Property represents all intellectual property rights necessary for the conduct of their business as and where conducted on the date hereof and on the Closing. The Company and its Subsidiaries are in compliance in all material respects with all licenses relating to the protection of such of the Intellectual Property as it uses pursuant to license or other agreement. To the Knowledge of the Company, there are no conflicts with or infringements of any Intellectual Property by any third party. To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not conflict with, violate, misappropriate, misuse or infringe any proprietary or intellectual property right of any third party. There is no claim, suit, action or proceeding pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries: (i) alleging any such conflict, violation, misappropriation, misuse or infringement with any third party’s proprietary or intellectual property rights; or (ii) challenging the Company’s or its Subsidiaries’ ownership or use of, or the validity or enforceability of any Intellectual Property.

(b) Schedule 3.14(b)(i) sets forth a complete and current list of all registrations, certificates, applications, filings or other document issued by, filed with, or recorded by, any Governmental Entity pertaining to the Intellectual Property (“Registered Intellectual Property”) as of the date hereof and the owner of record, date of application or issuance, and relevant jurisdiction as to each. All Registered Intellectual Property is owned by the Company and/or its Subsidiaries, free and clear of all Liens other than Permitted Liens. All Registered Intellectual Property is valid, subsisting and unexpired, and all renewal fees and other maintenance fees that have fallen due on or prior to the Closing have been paid. The consummation of the transactions contemplated by this Agreement will not alter or impair in any material respect any Intellectual Property.

(c) Schedule 3.14(c)(i) sets forth a complete list of all license agreements pertaining to Intellectual Property material to the conduct of the Company’s business as of the date hereof, except for agreements pertaining to commercially available, off-the-shelf software. Except as set forth on Schedule 3.14(c)(ii), the Company and its Subsidiaries are in compliance in all material respects with all agreements pertaining to the Intellectual Property and are not under any obligation to pay royalties or other payments in connection with any agreement, nor restricted from assigning its rights respecting Intellectual Property, such rights including the right to sue and obtain damages for past and future infringements thereof, nor will the Company or its Subsidiaries otherwise be, as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any agreement relating to the Intellectual Property. Neither the Company nor its Subsidiaries is in material default of any such agreement.

(d) Except as set forth on Schedule 3.14(d)(i), neither the Company nor any of its Subsidiaries has made any claim of a violation, infringement, misuse or misappropriation by any third party (including any employee or former employee of the Company or its Subsidiaries) of its rights to, or in connection with, any Intellectual Property, which claim is pending. Neither the Company nor any of its Subsidiaries has entered into any agreement to indemnify any other Person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in employment policies and agreements, customer agreements, purchase orders or license agreements arising in the ordinary course of business.

Section 3.15. Software.

(a) To the Knowledge of the Company, none of the operating and applications computer software programs and databases used by the Company and its Subsidiaries that are material to the conduct of their business (collectively, the “Software”), nor any use thereof, conflicts with, infringes upon or violates any intellectual property or other proprietary right of any other Person and, no claim, suit, action or other proceeding with respect to any such infringement or violation is pending, or to the Knowledge of the Company, threatened.

(b) The Company and its Subsidiaries have not purchased any material amount of telecommunications equipment for which a software license and right to use the embedded software in such equipment have not been obtained, nor is the Company or its Subsidiaries subject to any written claim for failing to procure such a license and right to use.

Section 3.16. Licenses and Permits.

(a) The Company and its Subsidiaries own or possess all right, title and interest in and to each of their respective material licenses, permits, franchises, registrations, authorizations and approvals issued or granted to any of the Company or its Subsidiaries by any Governmental Entity (the “Licenses and Permits”) and has taken all necessary action to maintain such Licenses and Permits. Each License and Permit has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the Knowledge of the Company, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare such License and Permit invalid in any respect. The Licenses and Permits are sufficient and adequate in all material respects to permit the continued lawful conduct of the business of the Company and its Subsidiaries, and none of the operations of the Company or its Subsidiaries are being conducted in a manner that violates in any material respects any of the terms or conditions under which any License and Permit was granted.

(b) The operations of the Company and its Subsidiaries are in compliance in all material respects with the terms and conditions of the Communications Act of 1934, as amended, applicable state law and the published rules, regulations, and policies promulgated by any Governmental Entity, and neither the Company nor its Subsidiaries has done anything or failed to do anything which reasonably could be expected to cause the loss of any of the Licenses and Permits.

(c) Other than those listed on Schedule 3.16, no petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint, or proceeding seeking to revoke, reconsider the grant of, cancel, suspend, or modify any of the Licenses and Permits of the Company or its Subsidiaries is pending or, to the Knowledge of the Company, threatened before any Governmental Entity. No notices have been received by and, no claims have been filed against the Company or its Subsidiaries alleging a failure to hold any requisite permits, regulatory approvals, licenses or other authorization.

Section 3.17. Compliance with Law.

(a) Except as set forth on Schedule 3.17, the operations of the business of the Company and its Subsidiaries have been conducted in accordance in all material respects with all material laws, regulations, orders and other requirements of all Governmental Entities having jurisdiction over such entity and its assets, properties and operations. Except as set forth on Schedule 3.17, since January 1, 2004, none of the Company or its Subsidiaries has received written notice of any material violation (or any investigation with respect thereto) of any such law, regulation, order or other legal requirement, and none of the Company or its Subsidiaries is in default with respect to any order, writ, judgment, award, injunction or decree of any national, state or local court or governmental or regulatory authority or arbitrator, domestic or foreign, applicable to any of its assets, properties or operations.

(b) The Company and each of its officers are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act or the Exchange Act (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq Global Market System. The Company has previously disclosed to Parent the information required to be disclosed by the Company and certain of its officers to the Company’s Board of Directors or any committee thereof pursuant to the certification requirements contained in Form 10-K and Form 10-Q under the Exchange Act. Except as permitted by the Exchange Act, including, without limitation, Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of the Company.

(c) The management of the Company has (i) implemented (x) disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities and (y) a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee.

Section 3.18. Litigation. Except as set forth on Schedule 3.18, there are no material claims, actions, suits, proceedings, subpoenas or, to the Knowledge of the Company, investigations (each, an “Action”) pending or, to the Knowledge of the Company, threatened, before any Governmental Entity, or before any arbitrator of any nature, brought by or against any of the Company or its Subsidiaries or any of their officers or directors involving or relating to the Company or its Subsidiaries, the assets, properties or rights of any of the Company and its Subsidiaries or the transactions contemplated by this Agreement. There is no material judgment, decree, injunction, rule or order of any Governmental Entity or before any arbitrator of any nature outstanding, or to the Knowledge of the Company, threatened, against either of the Company or its Subsidiaries.

Section 3.19. Contracts.

(a) Schedule 3.19(a) sets forth a complete and correct list of all Contracts as of the date hereof.

(b) Each Contract is valid, binding and enforceable (in accordance with its terms) against the Company or its Subsidiaries and, to the Knowledge of the Company, against the other parties thereto in accordance with its terms, and in full force and effect except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity. Each of the Company and its Subsidiaries has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance, status or any other respect (claimed or actual) in connection with, any Contract. To the Knowledge of the Company, no other party to any Contract is in material default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default. The Company has made available to Parent or its representatives true and complete originals or copies of all the Contracts.

(c) A “Contract” means any agreement, contract or commitment, oral or written, to which either of the Company or any of its Subsidiaries is a party or by which it or any of its assets are bound constituting:

(i) A contract or agreement (A) with one of the top (i) 20 carrier customers, (ii) 20 enterprise customers, or (iii) 10 “dark fiber” customers, in each case by revenue derived by the Company and its Subsidiaries (taken together), for the eight (8) months ended August 31, 2006, pursuant to which the

Company or any of its Subsidiaries has sold goods and/or services or (B) with any customer that contains “most-favored nation” or non-compete clauses, pursuant to which the Company or any of its Subsidiaries has sold goods and/or services (the Contracts set forth in subsection (A) and (B) collectively, the “Customer Contracts”);

(ii) a contract or agreement with one of the top (A) 20 “right-of-way” vendors, (B) 10 “dark fiber” vendors, (C) 10 off-net services vendors, (D) five network equipment vendors and (E) five software maintenance vendors, in each case, by dollar amount paid to such vendors by the Company and its Subsidiaries (taken together), for the eight (8) months ended August 31, 2006 (the “Vendor Contracts”);

(iii) a settlement-free peering agreement of the Company and its Subsidiaries;

(iv) a mortgage, indenture, security agreement, guaranty, pledge or other agreement or instrument relating to the borrowing of money or extension of credit (other than accounts receivable or accounts payable in the ordinary course of business and consistent with past practice);

(v) an employment, change of control, retention or severance agreement;

(vi) a joint venture, partnership or limited liability company agreement with third parties, other than sharing agreements with respect to non-material assets;

(vii) a non-competition agreement or any other agreement or obligation which purports to limit in any material respect (i) the manner in which, or the localities in which, the business of the Company or its Subsidiaries may be conducted or (ii) the ability of either of the Company or its Subsidiaries to provide any type of service presently conducted by the Company or its Subsidiaries;

(viii) an agreement containing any exclusivity clause, most-favored-nations clause in favor of a customer or vendor, or a Customer Contract containing any benchmarking clause or marked-to-market pricing provision;

(ix) a Lease;

(x) an agreement limiting or restricting the ability of either of the Company or its Subsidiaries to make distributions or declare or pay dividends in respect of its capital stock or membership interests, as the case may be;

(xi) an agreement with a vendor requiring capital expenditures in excess of $2,000,000 after the date hereof;

(xii) an agreement in effect or offer pending to acquire all or a substantial portion of the capital stock or business of any other Person; or

(xiii) any other material agreement not in the ordinary course of the business of the Company and its Subsidiaries.

(d) To the Knowledge of the Company, all of the settlement-free peering arrangements or agreements of the Company and its Subsidiaries are terminable by the Company or its Subsidiaries on 90 days’ prior notice without liability or obligation to the Company or its Subsidiaries.

Section 3.20. Employee Plans.

(a) Schedule 3.20(a) sets forth: (i) all “employee benefit plans”, as defined in Section 3(3) of ERISA, and all other material employee benefit programs, policies, arrangements or payroll practices, including, without limitation, any such programs, policies, arrangements or payroll practices providing severance pay, sick leave, vacation pay, salary continuation for disability, retirement benefits, deferred compensation, bonus pay, incentive pay, stock options, hospitalization insurance, medical insurance, life insurance, cafeteria benefits, dependent care reimbursements, prepaid legal benefits, scholarships or tuition reimbursements, maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is obligated to contribute thereunder for current or former employees the Company and its Subsidiaries (the “Employee Benefit Plans”), and (ii) all “employee pension plans”, as defined in Section 3(2) of ERISA, maintained or sponsored by the Company or any trade or business (whether or not incorporated) which is under control or treated as a single employer with the Company under Section 414(b), (c), (m), or (o) of the Code (an “ERISA Affiliate”) or to which the Company or any ERISA Affiliate has contributed or has been obligated to contribute thereunder (the “Pension Plans”).

(b) True, correct and complete copies of the following documents, with respect to each of the Employee Benefit Plans and Pension Plans, have been made available, or promptly following the date hereof but in any event prior to the Closing Date, will be made available, to Parent, to the extent applicable: (i) all plans and related trust documents, and amendments thereto; (ii) Forms 5500 filed for the three most recent plan years; (iii) the most recent IRS determination letter; (iv) the most recent summary plan descriptions, annual reports and material modifications; (v) the most recent actuarial report, if any; and (vi) written descriptions of all non-written agreements relating to the Employee Benefit Plans.

(c) None of the Employee Benefit Plans or Pension Plans is a multiemployer plan, as defined in Section 3(37) of ERISA (“Multiemployer Plan”) or subject to Title IV of ERISA or Section 412 of the Code.

(d) Each Pension Plan that is intended to qualify under Section 401 of the Code and the trust maintained pursuant thereto is exempt from federal income taxation under Section 501 of the Code, and to the Knowledge of the Company, nothing has occurred with respect to the operation of any such Pension Plan that would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.

(e) All contributions (including all employer contributions and employee salary reduction contributions) and all premiums required to have been paid under any of the Employee Benefit Plans or Pension Plans or by law (without regard to any waivers granted under Section 412 of the Code) to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension).

(f) To the Knowledge of the Company, there has been no material violation of ERISA or the Code with respect to the filing of applicable reports, documents and notices regarding the Employee Benefit Plans with the Secretary of Labor or the Secretary of the Treasury or the furnishing of required reports, documents or notices to the participants or beneficiaries of the Employee Benefit Plans.

(g) Except as set forth on Schedule 3.20(g), there are no pending actions, claims or lawsuits which have been asserted or instituted against the Employee Benefit Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of the Employee Benefit Plans with respect to the operation or administration of such plans or the investment of plan assets (other than routine benefit claims), nor does the Company have Knowledge of facts which could form the basis for any such claim or lawsuit. No Employee Benefit Plan has been the subject of an audit, investigation or examination by any Governmental Entity to the Knowledge of the Company.

(h) The Employee Benefit Plans have been maintained, in all material respects, in accordance with their terms and with all provisions of ERISA and the Code (including rules and regulations thereunder) and other applicable federal and state laws and regulations. None of the Company, its Subsidiaries, or, to the Knowledge of the Company, any “party in interest” or “disqualified person” with respect to the Employee Benefit Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or 4975 of the Code pursuant to which the tax or penalty could be material. Except as set forth on Schedule 3.20(h), no stock or other security issued by the Company or any Affiliate forms or has formed a part of the assets of any Employee Benefit Plan.

(i) Except as set forth on Schedule 3.20(i), none of the Employee Benefit Plans provide retiree life or retiree health benefits except as may be required under COBRA or any similar state or local law.

(j) Except as set forth on Schedule 3.20(j) or as required pursuant to this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or together with the occurrence of subsequent events (i) increase any benefits otherwise payable under any Employee Benefit Plan; (ii) result in the acceleration of the time of payment or vesting of any benefits under any Employee Benefit Plan or Contract to any current or former employee; or (iii) fail to be deductible by reason of Section 280G of the Code.

(k) Except as set forth on Schedule 3.20(k), no Contract, Employee Benefit Plan, warrant or other compensatory or equity-based arrangement with any employee, officer or director of the Company contains any provision requiring the Company to pay on behalf of, or otherwise reimburse, any such individual for any income or excise taxes due by such individual upon payment of any benefits by the Company, other than any such obligations as required by applicable laws or regulations and payment and reimbursement of income taxes related to the payment of moving expenses in the ordinary course of business.

(l) As of September 30, 2006, the Company had accrued an aggregate liability with respect to its obligations under the 2006 Bonus Plan as set forth on Schedule 3.20(l).

Section 3.21. Insurance. All material policies of title, liability, fire, casualty, business interruption, workers’ compensation and other forms of insurance and bonds insuring each of the Company and its Subsidiaries and their assets, properties and operations are in full force and effect. None of the Company or its Subsidiaries is in material default under any provisions of any such policy of insurance nor has any of the Company or its Subsidiaries received notice of cancellation of or cancelled any such insurance. For all material claims made under such policies, the Company and its Subsidiaries have timely complied with any applicable notice provisions.

Section 3.22. Affiliate Transactions. Except as set forth in the Company SEC Reports filed prior to the date hereof or as set forth on Schedule 3.22, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer of the Company, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act other than ordinary course of business employment agreements and similar employee arrangements otherwise set forth on Schedule 3.24 to the extent required to be set forth therein (or any such ordinary course employment agreements and similar arrangements not required to be set forth on Schedule 3.24 by the limitations contained in the representation and warranty set forth in Section 3.24 of this Agreement).

Section 3.23. Vendors and Customers.

(a) Schedule 3.23(a) sets forth a list of the vendors that are parties to the Vendor Contracts. No such vendor has expressed in writing or, to the Knowledge of the Company, verbally to the Company or any of its Subsidiaries its intention to cancel or otherwise terminate or materially reduce or modify its relationship with the Company or any of its Subsidiaries.

(b) Schedule 3.23(b) sets forth a list of the customers that are parties to the Customer Contracts. No customer under any such Customer Contract has expressed in writing or, to the Knowledge of the Company, verbally to the Company or any of its Subsidiaries its intention to cancel or otherwise terminate or materially reduce or modify its relationship with the Company or any of its Subsidiaries.

Section 3.24. Labor Matters.

(a) Except as set forth on Schedule 3.24(a): (i) neither the Company nor any of its Subsidiaries is a party to any outstanding employment agreements or contracts with officers, managers or employees of either of the Company or its Subsidiaries that are not terminable at will; (ii) neither the Company nor any of its Subsidiaries is a party to any agreement, policy or practice that requires it to pay termination, change of control or severance pay to salaried, non-exempt or hourly employees of such company (other than as required by law); and (iii) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to its employees nor does the Company have Knowledge of any activities or proceedings of any labor union to organize any such employees.

(b) Except as set forth on Schedule 3.24(b): (i) each of the Company and its Subsidiaries is in compliance in all material respects with all applicable laws relating to employment and employment practices, the classification of employees, wages, hours, collective bargaining, unlawful discrimination, civil rights, safety and health, workers’ compensation and terms and conditions of employment; (ii) there are no material charges with respect to or relating to either of the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened before the Equal Employment Opportunity Commission or any state, local or foreign agency responsible for the prevention of unlawful employment practices; and (iii) neither the Company nor any of its Subsidiaries has received any written notice from any national, state, local or foreign agency responsible for the enforcement of labor or employment laws of an intention to conduct a material investigation of either of the Company or its Subsidiaries and no such investigation is in progress.

(c) Since December 31, 2004, except as set forth on Schedule 3.24(c), there has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act or any similar state or local “plant closing” law (“WARN”) with respect to the current or former employees of the Company or its Subsidiaries.

(d) Except as set forth on Schedule 3.24(d), neither the Company nor any of its Subsidiaries has adopted any severance plan or severance obligation with respect to its employees.

Section 3.25. Environmental Matters.

(a) Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries is, and has been, prior to that date was, in compliance with all applicable laws, regulations, common law and other requirements of governmental or regulatory authorities relating to pollution, to the protection of the environment or to natural resources (“Environmental Laws”). Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has in effect all licenses, permits and other authorizations required under all Environmental Laws and is in compliance with all such licenses, permits and authorizations.

(b) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have not received any notice of violation or potential liability under any Environmental Laws from any Person or any Governmental Entity inquiry, request for information, or demand letter under any Environmental Law relating to operations or properties of the Company or its Subsidiaries which would be reasonably expected to result in the Company or any of its Subsidiaries incurring liability under Environmental Laws. Except as would not have a Company Material Adverse Effect, none of the Company or its Subsidiaries is subject to any orders arising under Environmental Laws nor are there any administrative, civil or criminal actions, suits, proceedings or investigations pending or, to the Knowledge of the Company, threatened, against the Company or its Subsidiaries under any Environmental Law which would reasonably be expected to result in the Company or any of its Subsidiaries incurring liability under Environmental Laws. Except as would not have a Company Material Adverse Effect, none of the Company or its Subsidiaries has entered into any agreement pursuant to which the Company or its Subsidiaries has assumed or will assume any liability under Environmental Laws, including without limitation, any obligation for costs of remediation, of any other Person.

(c) Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, there has been no release or threatened release of a hazardous substance, hazardous waste, contaminant, pollutant, toxic substance or petroleum and its fractions, the presence of which requires investigation or remediation under any applicable Environmental Law (“Hazardous Material”), on, at or beneath any of the Company Property or other properties currently or previously owned or operated by the Company or its Subsidiaries or any surface waters or groundwaters thereon or thereunder which requires any disclosure, investigation, cleanup, remediation, monitoring, abatement, deed or use restriction by the Company, or which would be expected to give rise to any other liability or damages to the Company or its Subsidiaries under any Environmental Laws.

(d) Except as would not have a Company Material Adverse Effect, none of the Company or its Subsidiaries has arranged for the disposal of any Hazardous Material, or transported any Hazardous Material, in a manner that has given, or reasonably would be expected to give, rise to any liability for any damages or costs of remediation.

(e) The Company has made available to Parent copies of all environmental studies, investigations, reports or assessments concerning the Company, its Subsidiaries, the Company Property and any owned real property currently or previously owned or operated by the Company or its Subsidiaries.

Section 3.26. No Brokers. No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from the Company or its Subsidiaries in connection with this Agreement or the transactions contemplated hereby other than Thomas Weisel Partners LLC (“TWP”). The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and TWP pursuant to which TWP would be entitled to any payment relating to the transactions contemplated hereby.

Section 3.27. Network Operations.

(a) Except as set forth on Schedule 3.27(a), the network of the Company and its Subsidiaries, taken as a whole, is in good working condition and is without any material defects for purposes of operating the business of the Company and its Subsidiaries as operated by the Company and its Subsidiaries.

(b) Except as set forth on Schedule 3.27(b), the Company and its Subsidiaries have indefeasible rights to use (or lease) approximately 1,016 route-miles and approximately 19,014 fiber-miles of fiber in each of the metropolitan areas set forth on Schedule 3.27(b).

(c) The Company and its Subsidiaries have good and valid title to approximately 9,389 route-miles and approximately 693,902 fiber-miles of fiber between the city pairs set forth on Schedule 3.27(c), and have indefeasible rights to use approximately 11,830 route-miles and approximately 720,677 fiber-miles of fiber between the city pairs set forth on Schedule 3.27(c) (including the names of the respective fiber vendors).

(d) The Company and its Subsidiaries have good and valid title to the switches listed on Schedule 3.27(d) and each such switch is in good operating condition and repair, free from all material defects, subject only to normal wear and tear.

Section 3.28. State Takeover Statutes. The Board of Directors of the Company has taken all action necessary to ensure that any restrictions on business combinations contained in the DGCL, including Section 203 of the DGCL, or in the Company Organizational Documents will not apply to the Merger, the Voting Agreement and the transactions contemplated by this Agreement or the Voting Agreement. No other “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s Organizational Documents is, or at the Effective Time will be, applicable to the Company, the Company Common Stock, the Merger or the other transactions contemplated by this Agreement or the Voting Agreement.

Section 3.29. Opinions of Financial Advisors.

(a) The Board of Directors of the Company has received the opinion of TWP, dated as of the date hereof, to the effect that, as of such date, the Merger Consideration to be received by the holders of the Company Common Stock pursuant to the Merger is fair to such shareholders from a financial point of view. A written copy of such opinion has been delivered to Parent.

(b) Goldman, Sachs & Co. (“Goldman, Sachs”) has delivered to the Board of Directors of the Company its opinion, dated as of the date hereof, to the effect that, as of such date, the Merger Consideration to be received by holders of shares of Company Common Stock, taken in the aggregate, pursuant to this Agreement is fair from a financial point of view to such holders.

Section 3.30. Information Supplied. The written information supplied or to be supplied by the Company specifically for inclusion or incorporation in the registration statement on Form S-4 or any amendment or supplement thereto pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (the “Registration Statement”) shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The written information supplied or to be supplied by the Company specifically for inclusion in the proxy statement/prospectus or any amendment or supplement thereto (the “Proxy Statement”) to be included in the Registration Statement and to be sent to the stockholders of the Company in connection with the Company stockholders meeting to adopt this Agreement and the Merger (the “Company Stockholders Meeting”) shall not, on the date the Proxy Statement is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will, at the time of the Company Stockholders Meeting, comply as to form in all material respects with the requirements of the Exchange Act.

Section 3.31. Board Approval. The Board of Directors of the Company, at a meeting duly called and held, by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement, the Voting Agreement (for purposes of Section 203 of the DGCL) and the transactions contemplated hereby and thereby, including the Merger, and (iii) resolved, subject to Section 7.5, to recommend that the holders of the shares of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger. The Company hereby agrees to the inclusion in the Proxy Statement of the recommendation of the Board of Directors of the Company described in this Section 3.31 (subject to the right of the Board of Directors of the Company to withdraw, amend or modify such recommendation in accordance with Section 7.5).

Section 3.32. Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Required Company Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

Section 3.33. No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB AND SISTER SUBSIDIARY

Parent, Merger Sub and Sister Subsidiary hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1. Organization. Each of Parent, Merger Sub and Sister Subsidiary is duly formed, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate or company power to own its properties and assets and to conduct its businesses as now conducted.

Section 4.2. Qualification to Do Business. Each of Parent, Merger Sub and Sister Subsidiary is duly qualified to do business as a foreign corporation or limited liability company and is in good standing in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.3. No Conflict or Violation. The execution, delivery and performance by Parent , Merger Sub and Sister Subsidiary of this Agreement do not and will not (i) violate or conflict with any provision of any Parent Organizational Document or the organizational documents of Merger Sub or Sister Subsidiary, (ii) violate any provision of law, or any order, judgment or decree of any Governmental Entity, (iii) result in the creation or imposition of any Lien (other than any Permitted Lien) upon any of the assets, properties or rights of any of Parent, Merger Sub or Sister Subsidiary or (iv) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contract, agreement or instrument to which Parent, Merger Sub or Sister Subsidiary is a party or by which it is bound or to which any of its properties or assets is subject, except in each case with respect to clauses (iii) and (iv), for any such violations that would not have a Parent Material Adverse Effect.

Section 4.4. Consents and Approvals. No consent, waiver, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity, is required in connection with the execution and delivery of this Agreement by Parent, Merger Sub or Sister Subsidiary of their obligations hereunder, except for (i) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any Subsidiary is qualified to do business; (ii) the filing of a Notification and Report Form under the HSR Act, (iii) the filing of an application jointly by the parties with the FCC for approval of transfer of control of Company’s licenses pursuant to Section 214 of the Communications Act of 1934 as amended by the Telecommunications Act of 1996, and receipt of an order from the FCC approving the transfer; (iv) the filing of the Registration Statement with the SEC, (v) the consents, waivers, authorizations or approvals of any Governmental Entity set forth on Schedule 4.4 and (vi) such consents, waivers, authorizations, approvals, declarations, notices, filings or registrations, which if not obtained or made would not have, a Parent Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 4.5. Authorization and Validity of Agreement. Parent, Merger Sub and Sister Subsidiary have all requisite corporate or company power and authority to enter into this Agreement and to carry out their respective obligations hereunder. The execution and delivery of this Agreement and the performance of Parent’s, Merger Sub’s and Sister Subsidiary’s obligations hereunder have been duly authorized by all necessary corporate or company action of Parent, Merger Sub and Sister Subsidiary, and no other corporate or company proceedings on the part of Parent, Merger Sub and Sister Subsidiary are necessary to authorize such execution, delivery and performance. This Agreement has been duly executed by Parent, Merger Sub and Sister Subsidiary and, assuming due execution and delivery by the Company, shall constitute their valid and binding obligation, enforceable against them in accordance with its terms, subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.

Section 4.6. Capitalization and Related Matters.

(a) As of the date hereof, the authorized capital stock of Parent consists of 2.25 billion authorized shares of Parent Common Stock and 10,000,000 authorized shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As of October 12, 2006, 1,175,271,818 shares of Parent Common Stock were issued and outstanding and no shares of Parent Preferred Stock were issued and outstanding.

(b) The outstanding shares of Parent Common Stock (i) have been duly authorized and validly issued and are fully paid and non-assessable and (ii) were issued in compliance with all applicable federal and state securities laws. Except as set forth in the Parent SEC Reports, as of June 30, 2006, no shares of capital stock of the Company are outstanding and the Company does not have outstanding any securities convertible into or exchangeable for any shares of capital stock, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or known claims of any other character relating to the issuance of, any capital stock, or any stock or securities convertible into or exchangeable for any capital stock; and the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock. The shares of Parent Common Stock issuable in the Merger have been duly authorized and, upon issuance, sale and delivery as contemplated by this Agreement, such shares of Parent Common Stock will be validly issued, fully paid and non-assessable securities of Parent and the issuance thereof will not be subject to any preemptive or similar right.

(c) All of the outstanding membership interests of Merger Sub are owned of record and beneficially by Parent, directly; provided, that, if there is a Conversion Event, as of the Closing Date, all of the outstanding shares of common stock, par value $0.0001 per share, of Merger Sub will be owned of record and beneficially by Parent, directly. All of the outstanding shares of common stock, par value $0.0001 per share, of Sister Subsidiary are owned of record and beneficially by Parent, directly.

(d) Merger Sub is a newly-formed entity that will not have engaged in any activities prior to the Effective Time, other than those related to the transactions contemplated by this Agreement. Sister Subsidiary is a newly-formed entity that will not have engaged in any activities prior to the Effective Time, other than those related to the transactions contemplated by this Agreement.

Section 4.7. SEC Filings.

(a) Parent and its Subsidiaries have filed each report and definitive proxy statement (together with all amendments thereof and supplements thereto) required to be filed by Parent or any of its Subsidiaries pursuant to the Exchange Act with the SEC since January 1, 2004 (as such documents have since the time of their filing been amended or supplemented, the “Parent SEC Reports”). As of their respective dates, after giving effect to any amendments or supplements thereto filed prior to the date hereof, the Parent SEC Reports (i) complied as to form in all material respects with the requirements of the Exchange Act, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Parent SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

Section 4.8. No Brokers. The Company will not be liable for any brokerage, finder’s or other fee or commission to any consultant, broker, finder or investment banker in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Merger Sub or Sister Subsidiary.

Section 4.9. Tax Matters. Neither Parent nor any of its Subsidiaries, including Merger Sub and Sister Subsidiary, has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger, or, if there is a Conversion Event, the Merger and the Subsequent Merger, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.10. Compliance with Law.

(a) Parent and each of its officers are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq Global Market System.

(b) The management of Parent has (i) implemented (x) disclosure controls and procedures to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the management of Parent by others within those entities and (y) a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of Parent’s Board of Directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.

Section 4.11. Board Approval. The Board of Directors of Parent, at a meeting duly called and held, approved this Agreement and the transactions contemplated hereby.

Section 4.12. Sufficiency of Funds. Parent has and will have, at the Closing, sufficient funds available to pay the Cash Consideration with respect to all outstanding shares of Company Common Stock.

Section 4.13. No Parent Material Adverse Effect. Since June 30, 2006, there has not been any Parent Material Adverse Effect.

Section 4.14. No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub, Sister Subsidiary or any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub or Sister Subsidiary with respect to Parent and its Subsidiaries.

ARTICLE V.

COVENANTS OF THE COMPANY.

The Company hereby covenants as follows:

Section 5.1. Conduct of Business Before the Closing Date.

(a) The Company covenants and agrees that, during the period from the date hereof to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as otherwise specifically contemplated by the terms of this Agreement), unless Parent shall otherwise consent in writing: (i) the businesses of the Company and its Subsidiaries shall be conducted, in all material respects, in the ordinary course of business and in a manner consistent with past practice and, in all material respects, in compliance with applicable laws, including without limitation the HSR Act and the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act, the Exchange Act or the Sarbanes-Oxley Act; (ii) the Company shall and shall cause its Subsidiaries to (A) continue to maintain, in all material respects, its assets, properties, rights and operations in accordance with present practice in a condition suitable for their current use and (B) use commercially reasonable efforts to continue to spend the amounts under the Vendor Contracts at rates and consistent with past practice and in a manner that will ensure that no penalty or shortfall payment will be assessed against the Company or its Subsidiaries during the 12 months after the date hereof, and (iii) the Company shall use its commercially reasonable efforts consistent with the foregoing to preserve substantially intact the business organization of the Company and its Subsidiaries, and to preserve, in all material respects, the present relationships of the Company and its Subsidiaries with persons with which the Company or any of its Subsidiaries has significant business relations. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries shall (except as specifically contemplated by the terms of this Agreement), between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, directly or indirectly do, any of the following without the prior written consent of Parent:

(i) make any material change in the conduct of its businesses or enter into any transaction other than in the ordinary course of business and consistent with past practices;

(ii) make any change in any of its organizational documents; issue any additional shares of capital stock (other than upon the exercise of options or warrants to purchase shares of Company Common Stock outstanding on the date hereof or upon the conversion of the Convertible Debentures or in connection with the CIII Merger or CIII Purchase pursuant to Section 5.5), membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable for such securities or alter in any way any its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise;

(iii) except as set forth on Schedule 5.1(a)(iii), make any sale, assignment, transfer, abandonment, sublease, assignment or other conveyance of its material assets, Company Property or rights or any part thereof, including granting or entering into any IRUs, other than dispositions of worn-out or obsolete equipment for fair or reasonable value in the ordinary course of business and consistent with past practice;

(iv) subject any of its material assets, properties or rights or any part thereof, to any Lien or suffer such to exist other than Permitted Liens;

(v) redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or partnership interests or other ownership interests of the Company and its Subsidiaries or declare, set aside or pay any dividends or other distribution in respect of such shares or interests;

(vi) acquire, lease or sublease any material assets, raw materials or properties (including any real property), other than in the ordinary course of business and consistent with past practice;

(vii) enter into any new (or amend any existing to increase benefits) employee benefit plan, program or arrangement or any new (or amend any existing to increase benefits) employment, severance, change of control or consulting agreement, grant any general increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) or grant any increase in the compensation payable or to become payable to any employee, except as otherwise provided pursuant to the terms of any plan or agreement, as required by law, to the extent necessary to avoid imposition of any taxes under Section 409A or Section 4999 of the Code or for increases in compensation to employees in accordance with pre-existing contractual provisions and/or consistent with past practice;

(viii) except as set forth on Schedule 5.1(a)(viii), (A) enter into any agreement, contract or commitment which (a) requires the Company or its Subsidiaries to spend in excess of $3,000,000 (or purchase goods and/or services with a value in excess of $3,000,000) over the term of such agreement, contract or commitment or (B) contractually commit in any given month to make capital expenditures after the date hereof in excess of $8,000,000 in the aggregate;

(ix) pay, lend or advance any amount to, or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of its Affiliates (other than wholly owned Subsidiaries) other than the lease arrangement described in Schedule 5.1(a)(ix);

(x) fail to keep in full force and effect insurance comparable in amount and scope to coverage maintained;

(xi) make any change in any method of accounting or accounting principle, method, estimate or practice except for any such change required by reason of a concurrent change in GAAP or required by Regulation S-X under the Securities Act, or write off as uncollectible any accounts receivable except in the ordinary course of business and consistent with past practice;

(xii) make or change any material Tax election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of its Subsidiaries;

(xiii) except as set forth on Schedule 5.1(a)(xiii), settle, release or forgive any material claim or litigation or waive any right thereto which has not been properly reserved on the books of the Company or its Subsidiaries other than with respect to disputes with customers and vendors in the ordinary course of business;

(xiv) make, enter into, modify, amend in any manner that would be reasonably expected to have an adverse effect on the Company and its Subsidiaries or terminate, or waive any right or remedy under, any Contract, bid or expenditure, where such Contract, bid or expenditure is for a Contract entailing payments in excess of $5,000,000 over the term of such Contract, other than with respect to customer contracts in the ordinary course of business and consistent with past practice;

(xv) lend money to any Person, or incur or guarantee any indebtedness for borrowed money (other than letters of credit in the ordinary course of business) or enter into any material capital lease obligation;

(xvi) enter into any peering arrangements or peering agreements that are not terminable by the Company or its Subsidiaries on 90 days’ prior notice without liability or obligation to the Company or its Subsidiaries; or

(xvii) commit to do any of the foregoing.

(b) Nothing contained in this Agreement shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Company or its Subsidiaries prior to the Closing Date. Prior to the Closing Date, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

Section 5.2. Notice of Breach. From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Article IX hereof, the Company shall promptly give written notice with particularity upon having Knowledge of any matter that may constitute a breach by the Company of any representation, warranty, agreement or covenant contained in this Agreement.

Section 5.3. Affiliate Letter. The Company shall deliver on the date hereof a letter to Parent identifying all persons who, to the Knowledge of the Company, are “affiliates” of the Company for purposes of Rule 145 under the Securities Act.

Section 5.4. Convertible Debentures. If, and only if, requested in writing by Parent, the Company shall, pursuant to Section 13.05(f) of the Indenture, dated as of May 16, 2006, by and among the Company, the Guarantors named therein and J.P. Morgan Trust Company, as Trustee (the “Indenture”), promptly, and in any event within two Business Days of receipt of such request, send to the holders of the Convertible Debentures a

Designated Event Notice (as such term is defined in the Indenture) providing that the Company has elected to adjust the conversion rate and the related conversion obligation of the Convertible Debentures in accordance with the provisions of Section 13.05(f) of the Indenture.

Section 5.5. CIII Merger. Promptly following the date hereof, the Company shall (i) cause Broadwing Communications Holdings, Inc. (“Broadwing Holdings) to form a wholly owned subsidiary (“CIII Merger Sub”) and contribute to CIII Merger Sub all of Broadwing Holdings’ membership interests in CIII and (ii) cause CIII Merger Sub to be merged with and into CIII, with CIII as the surviving company (“CIII Merger”). Such merger shall be conducted in accordance with the terms of CIII’s organizational documents and the LLCA. In such merger, all of BCSI’s membership interests in CIII shall be cancelled and converted into shares of Company Common Stock as set forth on Schedule 5.5; provided, however, that in lieu of consummating the CIII Merger, the Company may enter into a purchase agreement to purchase all of the membership interests of CIII held by BCSI and its Affiliates on terms acceptable to Parent (the “CIII Purchase”).

Section 5.6. Consent Solicitation.

(a) Promptly following the date hereof, the Company shall solicit the consent (the “Consent Solicitation”) of the holders of the Convertible Debentures to an amendment to the Indenture to amend certain covenants contained therein in the manner set forth on Schedule 5.6(a) (the “Indenture Amendment”).

(b) The Company shall use commercially reasonable efforts to obtain, as promptly as practical after the date hereof, the consent of holders of a majority in aggregate principal amount of then outstanding Debentures (the “Requisite Consent”) with respect to the Consent Solicitation; provided, that, from and after November 21, 2006, there shall be no further obligation of the Company or any obligation of any other party hereto to seek to obtain the Requisite Consent.

(c) Parent and the Company shall cooperate with each other with respect to the Consent Solicitation and the preparation, form and content of the solicitation materials to be distributed to the holders of the Convertible Debentures.

(d) Promptly upon receipt of the Requisite Consent, the Company shall, and shall use its commercially reasonable efforts to cause the trustee under the Indenture to execute a supplemental indenture incorporating the Indenture Amendment.

Section 5.7. Credit Facility. Prior to the Closing Date, the Company shall terminate the Credit Facility.

ARTICLE VI.

COVENANTS OF PARENT AND MERGER SUB.

Section 6.1. Employee Benefits.

(a) For a period of one year following the Effective Time, Parent shall, or shall cause the Surviving Company to maintain, without interruption, employee benefit plans, programs and policies and fringe benefits (other than severance or similar benefits, which shall be provided in accordance with subsection (c) below) that will provide benefits to the employees of the Company and its Subsidiaries who continue their employment with the Surviving Company or who become employees of Parent or any Subsidiary of Parent (“Continuing Employees”) that are, in the aggregate, not less favorable than those currently provided to such employees by the Company and its Subsidiaries. Continuing Employees shall be given credit for all service with the Company and its Subsidiaries (and their respective predecessors) (or service credited by the Company and its Subsidiaries for similar plans, programs or policies) under all employee benefit and fringe benefit plans, programs and policies of the Parent or its affiliates in which they become participants for purposes of eligibility, vesting and level of benefits (except to the extent such service credit will result in benefit accrual under any defined benefit pension plans or otherwise result in a duplication of benefits).

(b) If a Continuing Employee becomes eligible to participate in any medical, dental or health plan of the Parent or any of its affiliates, Parent shall cause such plan to (A) waive any preexisting condition limitations for conditions covered under the applicable medical, health or dental plans of the Company (the “Company Welfare Plans”) and (B) honor any deductible and out-of-pocket expenses incurred by such employee and his or her beneficiaries under the Company Welfare Plans during the portion of the applicable plan year preceding the Closing. If such Continuing Employee becomes eligible to participate in a group term life insurance plan maintained by Parent or any of its affiliates, Parent shall cause such plan to waive any medical certification for such employee in order to provide benefits that do not exceed the benefits under Parent’s group term life insurance plan.

(c) For a period of one year following the Effective Time, Parent shall, or shall cause the Surviving Company, to provide severance and COBRA benefits to the Continuing Employees, other than those Continuing Employees who are subject to the agreements set forth on Schedule 3.9(b)(viii), as set forth on Schedule 6.1(c).

(d) Following the date of this Agreement and until the Effective Time, the Company shall operate the Company’s 2006 Bonus Plan (the “2006 Bonus Plan”) in accordance with the terms and conditions of the 2006 Bonus Plan. If the bonuses under the 2006 Bonus Plan are not paid by the Company prior to Effective Time, following the Effective Time and on or prior to February 28, 2007 (or if the Closing has not occurred on or prior to February 28, 2007, within ten Business Days of Closing), Parent shall cause the Surviving Company to pay (i) to the participants in the 2006 Bonus Plan in accordance with the terms of such plan as set forth on Schedule 6.1(d), (ii) in an aggregate amount determined in accordance with the 2006 Bonus Plan as set forth on Schedule 6.1(d) and (iii) to each participant in such specific amount as communicated in writing by management of the Company prior to the Effective Time; provided, however, that notwithstanding the terms of the 2006 Bonus Plan, all participants otherwise entitled to receive a bonus in the 2006 Bonus Plan who are employed on the earlier of December 31, 2006 and the Closing shall be paid their bonuses under the 2006 Bonus Plan, unless the participant’s employment with the Company or its Subsidiaries (or, if applicable, the Surviving Company or its Subsidiaries) has terminated prior to the payment date either (i) for “cause” (as defined in such participant’s employment agreement, severance agreement or offer letter or if the participant does not have an employment agreement, severance agreement or offer letter that defines “cause”, the Company’s 2000 Long Term Incentive Plan as of the date of this Agreement) or (ii) the participant voluntarily terminates such participant’s employment, except where the participant terminated his or her employment for “Good Reason” or as a result of a “Constructive Termination” (as defined in such participant’s employment agreement, severance agreement or offer letter or if the participant does not have an employment agreement, severance agreement or offer letter that defines “Good Reason” or “Constructive Termination,” the Company’s 2000 Long Term Incentive Plan as of the date of this Agreement). Notwithstanding anything to the contrary in the foregoing, Parent shall not be required to cause the Surviving Company to pay any amounts under the 2006 Bonus Plan unless, as of September 30, 2006, the Company had accrued an aggregate liability with respect to its obligations under the 2006 Bonus Plan as set forth on Schedule 3.20(l).

(e) After the date hereof, the Company shall adopt a special bonus plan (the “Special Bonus Plan”) under which management of the Company, in its sole discretion, shall allocate an aggregate amount not to exceed $6.4 million for special bonuses to the employees of the Company or its Subsidiaries. The special bonuses shall be paid out to each employee designated to participate in the Special Bonus Plan as set forth on Schedule 6.1(e) (each, a “Participant”) as to 2/3rds of the Participant’s total special bonus on the three (3) month anniversary of the Effective Time and as to the remaining 1/3rd of the total special bonus on the six (6) month anniversary of the Effective Time. Such payments shall be made whether or not the Participant is an employee of the Company as of the applicable payments dates, unless the Participant’s employment with the Company (or, if applicable, the Surviving Company) has terminated prior to the applicable payment date either (i) for “cause” (as defined in such Participant’s employment agreement, severance agreement or offer letter or if the Participant does not have an employment agreement, severance agreement or offer letter that defines “cause”, the Company’s 2000 Long Term Incentive Plan as of immediately prior to the Effective Time) or (ii) the Participant voluntarily terminates Participant’s employment, except where the Participant terminates employment for “Good Reason” or as a result of a “Constructive Termination” (as defined in such Participant’s employment agreement, severance agreement or offer letter or if the Participant does not have an employment agreement, severance agreement or offer letter that defines “Good Reason” or “Constructive Termination,” the Company’s 2000 Long Term Incentive Plan as of the date of this Agreement).

(f) Except as provided in this Section 6.1, nothing in this Agreement shall limit or restrict the right of Parent or any of its Subsidiaries to modify, amend, terminate or establish employee benefit plans or arrangements, in whole or in part, at any time after the Effective Time.

(g) No provision of this Section 6.1 shall create any third party beneficiary rights in any Continuing Employee or any current or former director or consultant of the Company or its Subsidiaries located in the United States in respect of continued employment (or resumed employment) or any other matter.

Section 6.2. Indemnification Continuation.

(a) For purposes of this Section 6.2, (i) “Indemnified Person” shall mean any person who is now, or has been at any time prior to the Effective Time, an officer or director of the Company or who was serving at the request of the Company as an officer or director of another corporation, joint venture or other enterprise, and can provide evidence thereof to Parent acceptable to Parent in its sole discretion (which such discretion shall be reasonably applied) and (ii) “Proceeding” shall mean any claim, action, suit, proceeding or investigation, whether or not such claim, proceeding or investigation results in a formal civil or criminal litigation or regulatory action.

(b) From and after the Effective Time, Parent shall, or Parent shall cause the Surviving Company to, provide indemnification (including, but not limited to, attorneys’ fees and other defense costs) to each Indemnified Person to the same extent and under similar conditions and procedures as such Indemnified Person is entitled on the date hereof, under the Company Organizational Documents, in connection with any Proceeding based directly or indirectly (in whole or in part) on, or arising directly or indirectly (in whole or in part) out of, the fact that such Indemnified Person is or was an officer or director of the Company, or is or was serving at the request of the Company as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, whether pertaining to any matter arising before or after the Effective Time (including, but not limited to, any acts or omissions in connection with this Agreement and the consummation of the transactions contemplated hereby). Any right of indemnification of an Indemnified Person pursuant to this Section 6.2(b) shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Person as provided herein.

(c) Parent shall cause the Surviving Company to, and the Surviving Company shall, maintain in effect for six years from the Effective Time the Company’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the Effective Time with respect to Indemnified Persons (“D&O Insurance”) (provided that the Surviving Company may substitute therefor policies with reputable carriers of at least the same coverage containing terms and conditions that are not materially less favorable to the Indemnified Persons); provided, however, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.2(c) more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Surviving Company would be required to expend more than 200% of current annual premiums, the Surviving Company shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 200% of current annual premiums. In lieu of the foregoing, the Company may purchase, prior to the Effective Time, a six-year “tail” prepaid officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person.

(d) The provisions of this Section 6.2 shall survive the consummation of the Merger for a period of six years and are expressly intended to benefit each of the Indemnified Persons and their respective heirs and representatives; provided, however, that in the event that any claim or claims for indemnification set forth in Section 6.2 are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims. If Parent and/or Surviving Company, or any of their respective successors or assigns (i) consolidates with or merges into any other Person, or (ii) transfers or conveys all or substantially all of their businesses or assets to any other Person, then, in each such case, to the extent necessary, a proper provision shall be made so that the successors and assigns of Parent and/or Surviving Company, as the case may be, shall assume the obligations of Parent and Surviving Company set forth in this Section 6.2.

Section 6.3. Notice of Breach. From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Article IX hereof, Parent shall promptly give written notice with particularity upon having knowledge of any matter that may constitute a breach by Parent of any representation, warranty, agreement or covenant contained in this Agreement.

ARTICLE VII.

ADDITIONAL COVENANTS OF THE PARTIES.

Section 7.1. Preparation of Proxy Statement and Registration Statement; Company Stockholders Meeting.

(a) As promptly as practicable, the Company shall prepare and file the Proxy Statement with the SEC, and Parent shall prepare and file the Registration Statement (in which the Proxy Statement will be included) with the SEC. Parent and the Company shall use their reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable and to keep the Registration Statement effective as long as is necessary to consummate the Merger. The Proxy Statement shall include the recommendation of the Board of Directors of the Company in favor of approval and adoption of this Agreement and the Merger, except to the extent the Board of Directors of the Company shall have withdrawn or modified its approval or recommendation of this Agreement to the extent such action is permitted by Section 7.5. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Registration Statement becomes effective. The parties shall promptly provide copies, consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Proxy Statement and the Registration Statement and advise one another of any oral comments received from the SEC. The Registration Statement and the Proxy Statement shall comply as to form in all material respects with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act, respectively.

(b) Parent and the Company shall make all necessary filings with respect to the Merger and the transactions contemplated thereby under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Each party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. No amendment or supplement to the Proxy Statement or the Registration Statement shall be filed without the approval of both parties hereto, which approval shall not be unreasonably withheld, conditioned or delayed. If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective

Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company.

(c) The Company shall cause the Company Stockholders Meeting to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Required Company Vote. In connection with such meeting, the Company will (i) subject to Section 7.5(b), use its commercially reasonable best efforts to obtain the Required Company Vote and (ii) otherwise comply with all legal requirements applicable to such meeting.

Section 7.2. Access to Information.

Upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford to Parent and its representatives reasonable access during normal business hours, during the period prior to the Effective Time, to all its officers, employees, properties, offices, plants and other facilities and to all books and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent and its representatives, consistent with its legal obligations, all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that the Company may restrict the foregoing access to the extent that, in the Company’s reasonable judgment, (i) providing such access would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used all reasonable efforts to obtain the consent of such third party to such access, or (ii) any law, treaty, rule or regulation of any Governmental Entity applicable to the Company requires the Company or its Subsidiaries to preclude Parent and its representatives from gaining access to any properties or information.

Parent will hold any such information that is non-public in confidence to the extent required by, and in accordance with, the provisions of that certain Confidentiality Agreement, dated December 8, 2003 (the “Confidentiality Agreement”), between the Company and Parent.

Section 7.3. HSR Act and Regulatory Matters.

(a) Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof. In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable, and in any event within ten (10) Business Days after the execution of this Agreement, and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(b) Each of Parent and the Company shall, in connection with the efforts referenced in Section 7.3(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act, the FCC Act or any other Regulatory Law (as defined below), use its commercially reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other governmental authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC, the FCC or any such other governmental authority or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC, the FCC or such other applicable governmental authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences. For purposes of this Agreement, “Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the Communications Act of 1934, as amended by the Telecommunications Act of 1996, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition. In furtherance and not in limitation of the covenants of the parties contained in Section 7.3(a) and this Section 7.3(b), each party hereto shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Regulatory Law. Notwithstanding anything to the contrary contained in this Agreement, Parent shall not be required to agree to any terms, conditions, modifications with respect to obtaining any consents, permits, waivers, approvals, authorizations or orders in connection with the Merger or the consummation of the transactions contemplated by this Agreement that would result in, or would reasonably likely to result in, either individually or in the aggregate, (i) a material adverse effect on the business or operations of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole (assuming Parent is the size of the Company and its Subsidiaries, taken as a whole), or (ii) Parent, the Company or any of their respective Subsidiaries having to cease, sell or otherwise dispose of any assets or business (including the requirement that any such assets or businesses be held separate).

(c) The Company shall use its commercially reasonable efforts to obtain all consents, waivers, authorizations and approvals of all third parties, including Governmental Entities, necessary, proper or advisable for the consummation of the transactions contemplated by this Agreement; provided that, without the prior written consent of Parent, the Company shall not incur any significant expense or liability or agree to any significant modification to any contractual arrangement to obtain such consents or certificates, and to provide any notices to third parties required to be provided prior to the Effective Time.

Section 7.4. Reorganization.

(a) The parties intend that the Merger or, if there is a Conversion Event, the Merger and the Subsequent Merger, taken together, qualify as a reorganization within the meaning of Section 368(a) of the Code and will report it as such for federal, state and local income tax purposes. None of the parties will knowingly take any action or fail to take any action, which action or failure to act would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder.

(b) Each of the Company and Parent shall use its reasonable best efforts to provide the officers’ certificates and to obtain the opinions referred to in Section 8.2(c) and Section 8.3(c) hereto, respectively.

(c) Unless there is a Conversion Event, the parties agree that Merger Sub shall be treated as a disregarded entity for U.S. federal income tax purposes and agree not to take any action that would be inconsistent with such treatment.

Section 7.5. Acquisition Proposals.

(a) None of the Company or any of its Subsidiaries shall (whether directly or indirectly through Affiliates, directors, officers, representatives or other intermediaries), nor shall (directly or indirectly) the Company authorize or permit any of its or their officers, directors, representatives or other intermediaries or Subsidiaries to, (i) solicit, initiate or take any action to facilitate or encourage the submission of inquiries, proposals or offers from any Person (other than Parent) relating to any Acquisition Proposal, or agree to or endorse any Acquisition Proposal; (ii) enter into any agreement to (x) facilitate or consummate, any

Acquisition Proposal, (y) approve or endorse any Acquisition Proposal or (z) in connection with any

Acquisition Proposal, require it to abandon, terminate or fail to consummate the Merger; (iii) enter into or participate in any discussions or negotiations in connection with any Acquisition Proposal or inquiry with respect to any Acquisition Proposal, or furnish to any Person any information with respect to its business, properties or assets in connection with any Acquisition Proposal or inquiry with respect to any Acquisition Proposal; or (iv) agree to resolve or take any of the actions prohibited by clause (i), (ii) or (iii) of this sentence. The Company shall immediately cease, and cause its representatives and other intermediaries to immediately cease, any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and shall demand the return or destruction of any information previously provided with respect to such activities, discussion, or negotiations. For purposes of this Section 7.5, the term “Person” means any person, corporation, entity or “group,” as defined in Section 13(d) of the Exchange Act, other than Parent or any Subsidiaries of Parent.

“Acquisition Proposal” means any offer or proposal for a merger, reorganization, recapitalization, consolidation, share exchange, business combination or other similar transaction involving the Company or any of the Subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 20% of the voting power of the Company or more than 20% of the assets of the Company and the Subsidiaries taken as a whole, other than the Merger contemplated by this Agreement.

(b) Notwithstanding the foregoing, the Board of Directors of the Company, directly or indirectly through representatives or other intermediaries, may (i) comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to any Acquisition Proposal, so long as any such compliance rejects any Acquisition Proposal and reaffirms its recommendation of the transactions contemplated by this Agreement, except to the extent such action is permitted by clause (iv) of this Section 7.5(b), (ii) engage in negotiations or discussions with any Person that has made an unsolicited bona fide written Acquisition Proposal not resulting from or arising out of a breach of Section 7.5(a), (iii) furnish to such Person nonpublic information relating to the Company or any of the Subsidiaries pursuant to a confidentiality and standstill agreement with terms that are substantially similar to, and no less favorable in any material respect to, the Company than those contained in the Confidentiality Agreement and in the confidentiality agreement, dated August 5, 2002, between Parent and the Company (it being understood that the standstill provision contained in such confidentiality and standstill agreement may permit such Person to convey confidentially an Acquisition Proposal to the Board of Directors of the Company under circumstances in which the Company is permitted under this Section 7.5 to participate in discussions regarding an Acquisition Proposal) and/or (iv) if prior to the Company Stockholders Meeting, withdraw or modify or change in a manner adverse to Parent its approval or recommendation of this Agreement or the Merger; provided that the Board of Directors of the Company shall be permitted to take an action described in the foregoing clauses (i), (ii), (iii) or (iv) if, and only if, prior to taking such particular action, the Board of Directors of the Company has determined in good faith by a majority vote that (x) such Acquisition Proposal would result in, or would reasonably be expected to result in, a Superior Proposal, in the case of any of the foregoing clauses (i), (ii) or (iii), or constitutes a Superior Proposal, in the case of the foregoing clause (iv), and (y) (in consultation with outside legal counsel) taking such action would be reasonably likely to be required by its fiduciary duties under the DGCL.

“Superior Proposal” means any proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into any transaction involving an Acquisition Proposal that the Board of Directors of the Company determines in its good faith judgment (after consultation with its independent financial advisors and outside legal counsel) to be more favorable to the Company’s stockholders than this Agreement and the Merger, taking into account all terms and conditions of such transaction (including any break-up fees, expense reimbursement provision and financial terms, the anticipated timing, conditions and prospects for completion of such transaction, including the prospects for obtaining regulatory approvals and financing, and any third party approvals), except that the reference to “20%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%”. Reference to “this Agreement” and “the Merger” in this paragraph shall be deemed to include any proposed alteration of the terms of this Agreement or the Merger that are agreed to by Parent after it receives written notice from the Company pursuant to Section 7.5(d) of the existence of, the identity of the Person making, and the terms and conditions of, any Acquisition Proposal.

(c) Notwithstanding anything in this Section 7.5 to the contrary, if, at any time prior to the Company Stockholders Meeting, the Company’s Board of Directors determines (i) in good faith, in response to an Acquisition Proposal that was unsolicited and that did not otherwise result from a breach of Section 7.5(a), that such proposal is a Superior Proposal, and (ii) (in consultation with outside legal counsel) that taking such action would be reasonably likely to be required by its fiduciary duties under the DGCL, the Company or its Board of Directors may, subject to complying with Section 9.2(c), accept such Superior Proposal and withdraw, modify or amend its recommendation of the Merger; provided, however, that prior to any such withdrawal, modification or amendment to the recommendation of the Company’s Board of Directors, the Company shall have given Parent five (5) Business Days’ written notice (it being understood and agreed that any amendment to the amount or form of consideration of the Superior Proposal shall require a new notice and a new five (5) Business Day period) advising Parent that the Company’s Board of Directors intends to cause the Company to accept such Superior Proposal, specifying the material terms and conditions of the Superior Proposal and that the Company shall, during such five (5) Business Day period, negotiate in good faith with Parent to make such adjustments to the Merger Consideration and other terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal.

(d) The Company shall notify Parent promptly (but in any event within 24 hours) after receipt or occurrence of (i) any Acquisition Proposal, (ii) any request for information with respect to any Acquisition Proposal, (iii) any inquiry, proposal, discussions or negotiation with respect to any Acquisition Proposal, and (iv) the material terms and conditions of any such Acquisition Proposal, request for information, inquiry, proposal, discussion or negotiation and the identity of the Person making any such Acquisition Proposal, request for information, inquiry or proposal or with whom discussions or negotiations are taking place. In addition, the Company shall promptly (but in any event within 24 hours) after the receipt thereof, provide to Parent copies of any written documentation material to understanding such Acquisition Proposal, request for information, inquiry, proposal, discussion or negotiation (“Other Acquisition Documentation”) which is received by the Company from the Person (or from any representatives or agents of such Person) making such Acquisition Proposal, request for information, inquiry or proposal or with whom such discussions or negotiations are taking place. The Company shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and the Company shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement; provided, however, that, the Company may waive any such provision in response to an Acquisition Proposal to the Board of Directors of the Company made confidentially under circumstances in which the Company is permitted under this Section 7.5 to participate in discussions regarding an Acquisition Proposal, but only to the extent necessary to allow it to respond to such Acquisition Proposal as permitted under this Section 7.5. The Company shall keep Parent fully informed of the status and details (including any amendments or proposed amendments) of any such Acquisition Proposal or request for information and keep Parent fully informed as to the material details of any information requested of or provided by the Company and as to the material details of all discussions or negotiations with respect to any such Acquisition Proposal, request for information, inquiry or proposal and shall provide to Parent within one Business Day after receipt thereof all copies of any additional Other Acquisition Documentation received by the Company from the Person (or from any representatives or agents of such Person) making such Acquisition Proposal, request for information, inquiry or proposal or with whom such discussions or negotiations are taking place. The Company shall promptly provide to Parent any non-public information concerning the Company provided to any other Person in connection with any Acquisition Proposal that was not previously provided to Parent. Any such non-public information shall be held by Parent subject to the terms of the Confidentiality Agreement. The Board of Directors of the Company shall promptly consider in good faith (in consultation with its outside legal counsel and financial advisors) any proposed alteration of the terms of this Agreement or the Merger proposed by Parent in response to any Acquisition Proposal.

Section 7.6. Stockholder Litigation. The Company shall keep Parent informed of, and cooperate with Parent in connection with, any stockholder litigation or claim against the Company and/or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement; provided, however, that no settlement in connection with such stockholder litigation shall be agreed to without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.7. Maintenance of Insurance. The Company will use reasonable best efforts to maintain in full force and effect through the Closing Date all material insurance policies applicable to the Company and its Subsidiaries and their respective properties and assets in effect on the date hereof. If and as requested by Parent, the Company will use commercially reasonable best efforts to cause the Company’s insurers to waive any provisions in such insurance policies that would allow the insurer to terminate or adversely modify coverage upon consummation of the Merger.

Section 7.8. Public Announcements. Each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by law or the rules or regulations of any applicable United States securities exchange, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party.

Section 7.9. No Shareholder Rights Plan. From the date hereof through the earlier of termination of this Agreement and the Effective Time, the Company will not adopt, approve, or agree to adopt, a shareholder rights plan.

Section 7.10. Stock Exchange Listing. Parent shall use its commercially reasonable efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be approved for quotation on Nasdaq, subject to official notice of issuance.

ARTICLE VIII.

CONDITIONS PRECEDENT

Section 8.1. Conditions to Each Party’s Obligation to Effect the Merger. The obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The Company shall have obtained the Required Company Vote in connection with the approval and adoption of this Agreement by the stockholders of the Company.

(b) No Injunctions or Restraints, Illegality. No statute, rule, regulation, executive order, decree, ruling, shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other U.S. governmental authority of competent jurisdiction shall be in effect as of the Closing Date, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; provided, however, that the provisions of this Section 8.1(b) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 7.3 shall have been the cause of, or shall have resulted in, such order or injunction.

(c) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(d) Nasdaq Listing. The shares of Parent Common Stock to be issued in the Merger and the shares of Parent Common Stock to be reserved for issuance upon exercise of the Company Warrants and conversion of the Convertible Debentures shall have been approved for quotation or listing, as the case may be, on the Nasdaq Global Market System (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

(e) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 8.2. Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of, or waiver by Parent, on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.6 (Capitalization and Related Matters) and Section 3.32 (Vote Required) shall be true and correct in all respects (except, in the case of Section 3.6 for such inaccuracies as are de minimis in the aggregate), in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) all other representations and warranties of the Company set forth in this Agreement shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate of the chief executive officer and the chief financial officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date. Parent shall have received a certificate of the chief executive officer and the chief financial officer of the Company to such effect.

(c) Tax Opinion. Parent shall have received from Willkie Farr & Gallagher LLP, counsel to Parent, on the Closing Date, a written opinion dated as of such date substantially in the form of Exhibit 8.2(c)(1). In rendering such opinion, counsel to Parent shall be entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibits 8.2(c)(2) and 8.2(c)(3) (allowing for such amendments to the representations as counsel to Parent deems necessary).

(d) Company Material Adverse Effect. During the period from the date hereof to the Closing Date, there shall not have been a Company Material Adverse Effect.

(e) FCC Approvals. All approvals from the FCC required to consummate the transactions contemplated by this Agreement shall have been obtained and are in full force and effect on the Closing Date.

(f) Governmental Entity Consents and Approvals. All consents, waivers, authorizations and approvals of any Governmental Entity required in connection with the execution, delivery and performance of this Agreement and set forth on Schedule 8.2(f) shall have been duly obtained and shall be in full force and effect on the Closing Date.

(g) Appraisal Rights. Holders of no more than 10% of the number of shares of Company Common Stock outstanding immediately prior to the Effective Time shall have exercised their appraisal rights in the Merger in accordance with the DGCL.

(h) CIII Merger. The CIII Merger or the CIII Purchase shall have been consummated in accordance with Section 5.5 of this Agreement, and CIII shall be a wholly owned subsidiary of the Company.

Section 8.3. Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction of, or waiver by the Company, on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent, Merger Sub and Sister Subsidiary set forth in this Agreement shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate of an executive officer of Parent to such effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date. The Company shall have received a certificate of an executive officer of Parent to such effect.

(c) Tax Opinion. The Company shall have received from Greenberg Traurig, LLP, counsel to the Company, on the Closing Date, a written opinion dated as of such date substantially in the form of Exhibit 8.3(c)(1). In rendering such opinion, counsel to the Company shall be entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibits 8.2(c)(2) and 8.2(c)(3) (allowing for such amendments to the representations as counsel to the Company deems necessary).

(d) Parent Material Adverse Effect. During the period from the date hereof to the Closing Date, there shall not have been a Parent Material Adverse Effect.

ARTICLE IX.

TERMINATION.

Section 9.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company:

(a) By mutual written consent of Parent and the Company, by action of their respective Boards of Directors;

(b) By either the Company or Parent if the Effective Time shall not have occurred on or before October 16, 2007 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of the failure of the Effective Time to occur on or before the Termination Date and such action or failure to perform constitutes a breach of this Agreement;

(c) By either the Company or Parent if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable;

(d) By either the Company or Parent if the approval by the stockholders of the Company required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the Required Company Vote at the Company Stockholders Meeting (or any adjournment or postponement thereof);

(e) By Parent if (i) prior to the Company Stockholders Meeting, the Board of Directors of the Company shall have failed to recommend or shall have withdrawn or modified or changed in a manner adverse to Parent its approval or recommendation of this Agreement or the Merger or shall have approved or recommended a Superior Proposal (or the Board of Directors of the Company resolves to do any of the foregoing), whether or not permitted by Section 7.5, (ii) the Company shall fail to call or hold the Company Stockholders Meeting in accordance with Section 7.1(c) or (iii) the Company shall have materially breached any of its material obligations under Section 7.5;

(f) By the Company, prior to the Company Stockholders Meeting, to accept a Superior Proposal in accordance with, and subject to the terms and conditions of, Section 7.5(c); provided, however, that any such purported termination pursuant to this Section 9.1(f) shall be void and of no force or effect unless the Company has complied with Section 9.2(c);

(g) By the Company if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent, Merger Sub or Sister Subsidiary contained in this Agreement such that the conditions set forth in Sections 8.3(a) or 8.3(b) would not be satisfied and (A) such breach is not reasonably capable of being cured or (B) in the case of a breach of a covenant or agreement, if such breach is reasonably capable of being cured, such breach shall not have been cured prior to the earlier of (I) 30 days following notice of such breach and (II) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(g) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(h) By Parent if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the conditions set forth in Sections 8.2(a) or 8.2(b) would not be satisfied and (A) such breach is not reasonably capable of being cured or (B) in the case of a breach of a covenant or agreement, if such breach is reasonably capable of being cured, such breach shall not have been cured prior to the earlier of (I) 30 days following notice of such breach and (II) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(h) if Parent, Merger Sub or Sister Subsidiary is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

Section 9.2. Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent or the Company or their respective officers or directors except with respect to this Section 9.2 and Article X, provided that the termination of this Agreement shall not relieve any party from any liability for any willful breach of any covenant or agreement or willful breach of any representation or warranty in this Agreement occurring prior to termination.

(b) If Parent shall terminate this Agreement pursuant to Section 9.1(e), then the Company shall pay to Parent, not later than two Business Days following such termination, an amount equal to $35 million (the “Termination Fee”) plus the Parent Expenses, within two Business Days after delivery to the Company of written notice of the amount of such Parent Expenses.

(c) If the Company shall terminate this Agreement pursuant to Section 9.1(f), then the Company shall pay to Parent, prior to or concurrently with such termination, the Termination Fee plus the Parent Expenses, within two Business Days after delivery to the Company of written notice of the amount of such Parent Expenses.

(d) If (i) the Company or Parent shall terminate this Agreement pursuant to Section 9.1(d), (ii) at or prior to the time of the event giving rise to such termination there shall have been made known to or proposed to the Company or otherwise publicly disclosed or announced an Acquisition Proposal and (iii) within 12 months of the termination of this Agreement, the Company enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal, then the Company shall pay to Parent, not later than two Business Days after the execution of the definitive agreement or consummation of the transaction, as applicable, the Termination Fee.

(e) For purposes of this Section 9.2, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 7.5(a), except that the reference to “more than 20%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “more than 50%”.

(f) All payments under this Section 9.2 shall be made by wire transfer of immediately available funds to an account designated by Parent.

(g) The Company acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, Parent would not enter into this Agreement. If the Company fails to pay promptly the fee due pursuant to this Section 9.2, the Company will also pay to Parent Parent’s reasonable costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of the unpaid fee under this Section 9.2, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.

Section 9.3. Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.4. Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE X.

MISCELLANEOUS.

Section 10.1. Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for Section 6.2 and those other covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article X.

Section 10.2. Disclosure Schedules.

(a) The inclusion of any information in the disclosure schedules accompanying this Agreement will not be deemed an admission or acknowledgment, in and of itself, solely by virtue of the inclusion of such information in such schedules, that such information is required to be listed in such schedules or that such information is material to any party or the conduct of the business of any party.

(b) Any item set forth in the disclosure schedules with respect to a particular representation, warranty or covenant contained in the Agreement will be deemed to be disclosed with respect to all other applicable representations, warranties and covenants contained in the Agreement to the extent any description of facts regarding the event, item or matter is disclosed in such a way as to make readily apparent from such description or specified in such disclosure that such item is applicable to such other representations, warranties or covenants whether or not such item is so numbered.

Section 10.3. Successors and Assigns. No party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto and any such attempted assignment without such prior written consent shall be void and of no force and effect. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto.

Section 10.4. Governing Law; Jurisdiction. This Agreement shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of Delaware. The parties hereto irrevocably elect as the sole judicial forum for the adjudication of any matters arising under or in connection with this Agreement, and consent to the jurisdiction of, the courts of the State of Delaware.

Section 10.5. Expenses. All fees and expenses incurred in connection with the Merger including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses, except (a) Parent and the Company shall each bear and pay one-half of the expenses incurred in connection with the filing, printing and mailing of the Registration Statement and Proxy Statement and (b) as provided in Section 9.2.

Section 10.6. Severability; Construction.

(a) If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(b) The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.

Section 10.7. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service if served personally on the party to whom notice is to be given; (ii) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service; or (iii) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to the Company:

Broadwing Corporation

1122 Capital of Texas Highway

Austin, Texas 78746

Attn: Kim Larsen

Copy to (such copy not to constitute notice):

Greenberg Traurig, LLP

1750 Tysons Boulevard, Suite 1200

McLean, VA 22102

Attn: Scott Meza

If to Parent or Merger Sub:

Level 3 Communications, Inc.

1025 Eldorado Blvd.

Broomfield, CO 80021

Attn: General Counsel

Copy to (such copy not to constitute notice):

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attn: David K. Boston

Any party may change its address for the purpose of this Section by giving the other party written notice of its new address in the manner set forth above.

Section 10.8. Entire Agreement. This Agreement and the Confidentiality Agreement contain the entire understanding among the parties hereto with respect to the transactions contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions. All Exhibits and Schedules hereto and any documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement as fully as though completely set forth herein.

Section 10.9. Parties in Interest. Except for (i) the rights of the Company stockholders to receive the Merger Consideration following the Effective Time in accordance with the terms of this Agreement (of which the stockholders are the intended beneficiaries following the Effective Time) and (ii) the rights to continued indemnification and insurance pursuant to Section 6.2 hereof (of which the Persons entitled to indemnification or insurance, as the case may be, are the intended beneficiaries following the Effective Time), nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third Persons to the Company or Parent. No provision of this Agreement shall give any third parties any right of subrogation or action over or against the Company or Parent.

Section 10.10. Section and Paragraph Headings. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

Section 10.11. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument.

Section 10.12. Definitions. As used in this Agreement:

“2006 Bonus Plan” shall have the meaning set forth in Section 6.1(d).

“Acquisition Proposal” shall have the meaning set forth in Section 7.5(a).

“Action” shall have the meaning set forth in Section 3.18.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person.

“Agreement” shall have the meaning set forth in the Preamble hereto.

“BCSI” shall have the meaning set forth in Section 3.6(c).

“Board of Directors” shall mean the Board of Directors of any specified Person and any committees thereof.

“Broadwing Holdings” shall have the meaning set forth in Section 5.5.

“Business Day” shall mean any day on which banks are not required or authorized to close in the City of New York.

“Cash Consideration” shall have the meaning set forth in Section 1.9(a).

“Cash Percentage” shall mean the quotient of (i) the Cash Consideration divided by (ii) the Deemed Value of Merger Consideration.

“Certificate” shall have the meaning set forth in Section 1.9(b).

“Certificate of Merger” shall have the meaning set forth in Section 1.4.

“CIII” shall have the meaning set forth in Section 3.6(c).

“CIII Merger” shall have the meaning set forth in Section 5.5.

“CIII Merger Sub” shall have the meaning set forth in Section 5.5.

“CIII Purchase” shall have the meaning set forth in Section 5.5.

“Closing” shall have the meaning set forth in Section 1.3.

“Closing Date” shall have the meaning set forth in Section 1.3.

“Code” shall have the meaning set forth in the Recitals hereto.

“Company” shall have the meaning set forth in the Preamble hereto.

“Company Common Stock” shall have the meaning set forth in the Recitals hereto.

“Company Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (a) is or is reasonably likely to become, materially adverse to the business, assets, properties, condition (financial or otherwise), liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that Company Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts arising out of or attributable to (i) general economic, regulatory or political conditions or (ii) the industry in which the Company and its Subsidiaries operate, except, in the case of the foregoing clauses (i) and (ii), to the extent that such event, change, circumstance, effect, development or state of facts affects the Company and its Subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other Persons in the industry in which the Company and its Subsidiaries operate, or (b) would prevent or materially impair or materially delay the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

“Company Options” shall have the meaning set forth in Section 1.10(a).

“Company Organizational Documents” shall mean the Amended and Restated Certificate of Incorporation and the Bylaws of the Company, together with all amendments thereto.

“Company Preferred Stock” shall mean the preferred stock, par value $.01 per share, of the Company.

“Company Property” shall have the meaning set forth in Section 3.12(b).

“Company SEC Reports” shall have the meaning set forth in Section 3.8(a).

“Company Stock Plans” shall have the meaning set forth in Section 3.6(a).

“Company Stockholders Meeting” shall have the meaning set forth in Section 3.30.

“Company Warrants” shall have the meaning set forth in Section 1.10(c).

“Company Welfare Plans” shall have the meaning set forth in Section 6.1(b).

“Confidentiality Agreement” shall have the meaning set forth in Section 7.2.

“Consent Solicitation” shall have the meaning set forth in Section 5.6(a).

“Continuing Employees” shall have the meaning set forth in Section 6.1(a).

“Contract” shall have the meaning set forth in Section 3.19(c).

“Conversion Date” shall mean the 30th day after the date of this Agreement, provided, however, that Parent shall have the right to extend the Conversion Date to up to the 45th day after the date of this Agreement by delivering notice of such extension to the Company on or prior to such 30th day.

“Conversion Event” shall have the meaning set forth in Section 1.1.

“Convertible Debentures” shall have the meaning set forth in Section 3.6(a).

“Credit Facility” shall mean the Credit Agreement, dated as of October 14, 2005, by and among Broadwing Communications, LLC (“Borrower”), each subsidiary of Borrower listed as a guarantor on the signature pages thereto and the Company, as guarantors, the lenders from time to time party thereto, and Jefferies Babson Finance LLC (“JBF”), as collateral agent, PNC Bank, National Association, as administrative agent, JBF, as documentation agent, and JBF and PNC Capital Markets, Inc., as joint syndication agents, joint lead arrangers and joint book managers.

“Customer Contracts” shall have the meaning set forth in Section 3.19(c).

“D&O Insurance” shall have the meaning set forth in Section 6.2(c).

“Deemed Value of Merger Consideration” shall mean the sum of (x) the Cash Consideration and (y) the Deemed Value of Stock Consideration.

“Deemed Value of Stock Consideration” shall mean the product of (x) the Exchange Ratio and (y) the Parent Common Stock Price.

“DGCL” shall mean the Delaware General Corporation Law.

“Dissenting Shares” shall have the meaning set forth in Section 1.9(d).

“DOJ” shall have the meaning set forth in Section 7.3(b).

“Effective Time” shall have the meaning set forth in Section 1.4.

“Employee Benefit Plans” shall have the meaning set forth in Section 3.20(a).

“Encumbrances” shall mean any claim, lien, pledge, option, right of first refusal or offer, preemptive right, charge, easement, security interest, deed of trust, mortgage, right-of-way, covenant, condition, restriction or encumbrance.

“Environmental Laws” shall have the meaning set forth in Section 3.25(a).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall have the meaning set forth in Section 3.20(a).

“ESPP” shall have the meaning set forth in Section 1.10(d).

“Exchange Act” shall have the meaning set forth in Section 3.4.

“Exchange Agent” shall have the meaning set forth in Section 2.1.

“Exchange Fund” shall have the meaning set forth in Section 2.1.

“Exchange Ratio” shall have the meaning set forth in Section 1.9(a).

“FCC” shall mean the Federal Communications Commission.

“FTC” shall have the meaning set forth in Section 7.3(b).

“GAAP” shall mean United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Goldman, Sachs” shall have the meaning set forth in Section 3.29(b).

“Governmental Entity” shall mean any federal, state, local or foreign governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal or judicial body.

“Hazardous Material” shall have the meaning set forth in Section 3.25(c).

“HSR Act” shall have the meaning set forth in Section 3.4.

“Indemnified Person” shall have the meaning set forth in Section 6.2(a).

“Indenture” shall have the meaning set forth in Section 5.4.

“Indenture Amendment” shall have the meaning set forth in Section 5.6(a).

“Intellectual Property” shall mean all of the following, owned or used by the Company and its Subsidiaries: material (i) trademarks and service marks, trade dress, product configurations, trade names and other indications of origin, applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (ii) inventions (whether or not patentable), discoveries, improvements, ideas, know-how, formula methodology, processes, technology, software (including password unprotected interpretive code or source code, object code, development documentation, programming tools, drawings, specifications and data) and applications and patents in any jurisdiction pertaining to the foregoing, including re-issues, continuations, divisions, continuations-in-part, renewals or extensions; (iii) trade secrets, including confidential information and the right in any jurisdiction to limit the use or disclosure thereof; (iv) copyrighted and copyrightable writings, designs, software, mask works or other works, applications or registrations in any jurisdiction for the foregoing and all moral rights related thereto; (v) database rights; (vi) Internet Web sites, domain names and applications and registrations pertaining thereto and all intellectual property used in connection with or contained in all versions of the Web sites of the Company and its Subsidiaries; (vii) rights under all agreements relating to the foregoing; (viii) books and records pertaining to the foregoing; and (ix) claims or causes of action arising out of or related to past, present or future infringement or misappropriation of the foregoing.

“IRS” shall mean the United States Internal Revenue Service.

“IRU” shall have the meaning set forth in Section 3.9(b).

“Knowledge” shall mean, with respect to the Company, the actual knowledge of the executives of the Company listed on Schedule 10.12(a) after reasonable inquiry of the senior employees of the Company and its Subsidiaries who have managerial responsibility for the particular subject matter in question.

“Leases” shall have the meaning set forth in Section 3.12(b).

“Leased Real Property” shall have the meaning set forth in Section 3.12(b).

“Licenses and Permits” shall have the meaning set forth in Section 3.16(a).

“Lien” shall mean any mortgage, pledge, security interest, encumbrance or title defect, lien (statutory or other) or conditional sale agreement.

“LLCA” shall mean the Delaware Limited Liability Company Act;

“Merger” shall have the meaning set forth in the Recitals hereto.

“Merger Consideration” shall have the meaning set forth in Section 1.9(a).

“Merger Sub” shall have the meaning set forth in the Preamble hereto.

“Multiemployer Plan” shall have the meaning set forth in Section 3.20(c).

“Nasdaq” shall mean The Nasdaq Stock Market, Inc.

“Other Acquisition Documentation” shall have the meaning set forth in Section 7.5(d).

“Other Stock Awards” shall have the meaning set forth in Section 1.10(b).

“Owned Real Property” shall have the meaning set forth in Section 3.12(a).

“Parent” shall have the meaning set forth in the Preamble hereto.

“Parent Common Stock” shall have the meaning set forth in the Recitals hereto.

“Parent Common Stock Price” means the volume-weighted sales price per share taken to four decimal places of Parent Common Stock on the Nasdaq Global Market for the consecutive period beginning at 9:30 a.m. New York time on the thirteenth trading day immediately preceding the Closing Date and concluding at 4:00 p.m. New York time on the third trading day immediately preceding the Closing Date, as calculated by Bloomberg Financial LP under the function “LVLT Equity AQR”.

“Parent Expenses” shall mean all of Parent’s actual and reasonably documented out-of-pocket fees and expenses (including fees and expenses of counsel, accountants, financial advisors or consultants and commitment and funding fees) actually incurred by Parent and its respective affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement, including the financing thereof, which amount shall not be greater than $2,500,000.

“Parent Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (a) is or is reasonably likely to become, materially adverse to the business, assets, properties, condition (financial or otherwise), liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that Parent Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts arising out of or attributable to (i) general economic, regulatory or political conditions or (ii) the industry in which Parent and its Subsidiaries operate, except, in the case of the foregoing clauses (i) and (ii), to the extent that such event, change, circumstance, effect, development or state of facts affects Parent and its Subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other Persons in the industry in which Parent and its Subsidiaries operate, or (b) would prevent or materially impair or materially delay the ability of Parent to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

“Parent Organizational Documents” shall mean the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws of Parent, together with all amendments thereto.

“Parent Preferred Stock” shall have the meaning set forth in Section 4.6(a).

“Parent SEC Reports” shall have the meaning set forth in Section 4.7(a).

“Parent Stock” shall mean the Parent Common Stock and any other shares of capital stock of Parent that are convertible into or exchangeable for shares of Parent Common Stock.

“Participant” shall have the meaning set forth in Section 6.1(e).

“Pension Plans” shall have the meaning set forth in Section 3.20(a).

“Permitted Liens” shall mean (a) liens for utilities and current Taxes not yet due and payable, (b) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, lessor’s, landlord’s and other similar liens arising or incurred in the ordinary course of business not yet due and payable, (c) liens for Taxes, assessments, or governmental charges or levies on a Person’s properties if the same shall not at the time be delinquent or thereafter can be paid without penalty or are being contested in good faith by appropriate proceedings and for which appropriate reserves have been included on the balance sheet of the applicable Person, (d) easements, restrictive covenants and similar Encumbrances or impediments against any assets or properties of an entity and which individually or in the aggregate do not materially interfere with the business of such entity or the operation of the property as currently conducted to which they apply, (e) minor irregularities and defects of title which individually or in the aggregate do not materially interfere with an entity’s business or the operation of the property as currently conducted to which they apply, (f) Liens disclosed on the existing title policies, title commitments and/or surveys which have been previously provided or made available to Parent, none of which materially interfere with the business of the Company or its Subsidiaries or the operation of the property as presently conducted to which they apply, (g) Liens granted in respect of any Debt or securing any obligations with respect thereto and other Liens as set forth on Schedule 10.12(b), (h) Liens arising out of pledges or deposits under worker’s compensation laws, unemployment insurance, old age pensions or other social security or retirement benefits or similar legislation, (i) deposits securing liability to insurance carriers under insurance or self-insurance arrangements, (j) deposits to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, (k) Liens arising from protective filings and (l) Liens in favor of a banking institution arising as a matter of applicable law encumbering deposits (including the right of set-off) held by such banking institution incurred in the ordinary course of business and which are within the general parameters customary in the banking industry.

“Person” shall mean an individual, corporation, limited liability company, partnership, limited liability partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

“Proceeding” shall have the meaning set forth in Section 6.2(a).

“Proxy Statement” shall have the meaning set forth in Section 3.30.

“Registered Intellectual Property” shall have the meaning set forth in Section 3.14(b).

“Registration Statement” shall have the meaning set forth in Section 3.30.

“Regulatory Law” shall have the meaning set forth in Section 7.3(b).

“Required Company Vote” shall have the meaning set forth in Section 3.32.

“Requisite Consent” shall have the meaning set forth in Section 5.6(b).

“Sarbanes-Oxley Act” shall have the meaning set forth in Section 3.17(b).

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall have the meaning set forth in Section 3.4.

“Sister Subsidiary” shall have the meaning set forth in the Preamble

“Software” shall have the meaning set forth in Section 3.15(a).

“Special Bonus Plan” shall have the meaning set forth in Section 6.1(e).

“Stock Consideration” shall have the meaning set forth in Section 1.9(a).

“Stock Percentage” shall mean the quotient of (i) the Deemed Value of Stock Consideration divided by (ii) the Deemed Value of Merger Consideration.

“Subsequent Merger” shall have the meaning set forth in Section 1.2(a).

“Subsidiary” when used with respect to any party shall mean any corporation, partnership or other organization, whether incorporated or unincorporated, (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Superior Proposal” shall have the meaning set forth in Section 7.5(b).

“Surviving Company” shall have the meaning set forth in Section 1.1 (as revised pursuant to Section 1.2(b), if applicable).

“Tax Return” shall mean any report, return, information return, filing, claim for refund or other information, including any schedules or attachments thereto, and any amendments to any of the foregoing required to be supplied to a taxing authority in connection with Taxes.

“Taxes” shall mean all federal, state, local or foreign taxes, including, without limitation, income, gross income, gross receipts, production, excise, employment, sales, use, transfer, ad valorem, value added, profits, license, capital stock, franchise, severance, stamp, withholding, Social Security, employment, unemployment, disability, worker’s compensation, payroll, utility, windfall profit, custom duties, personal property, real property, taxes required to be collected from customers on the sale of services, registration, alternative or add-on minimum, estimated and other taxes, governmental fees or like charges of any kind whatsoever, including any interest, penalties or additions thereto; and “Tax” shall mean any one of them.

“Termination Date” shall have the meaning set forth in Section 9.1(b).

“Termination Fee” shall have the meaning set forth in Section 9.2(b).

“the other party” shall mean, with respect to the Company, Parent and shall mean, with respect to Parent, the Company.

“Treasury Regulations” shall have the meaning set forth in the Recitals hereto.

“TWP” shall have the meaning set forth in Section 3.26.

“Vendor Contracts” shall have the meaning set forth in Section 3.19(c).

“Voting Agreement” shall have the meaning set forth in the Recitals hereto.

“WARN” shall have the meaning set forth in Section 3.24(c).

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

LEVEL 3 COMMUNICATIONS, INC.

By:	/s/ ROBERT M. YATES

Name:	Robert M. Yates

Title:	Senior Vice President, Assistant General Counsel and Assistant Secretary

LEVEL 3 SERVICES, LLC

By:	/s/ ROBERT M. YATES

Name:	Robert M. Yates

Title:	Senior Vice President, Assistant General Counsel and Assistant Secretary

LEVEL 3 COLORADO, INC.

By:	/s/ ROBERT M. YATES

Name:	Robert M. Yates

Title:	Senior Vice President, Assistant General Counsel and Assistant Secretary

BROADWING CORPORATION

By:	/s/ KIM D. LARSEN

Name:	Kim D. Larsen

Title:	General Counsel

Annex B

Thomas Weisel Partners

October 16, 2006

Board of Directors

Broadwing Corporation 7015

Albert Einstein Drive

Columbia, MD 21046

Gentlemen:

We understand that Broadwing Corporation, a Delaware corporation (“Seller”), Level 3 Communications, Inc., a Delaware corporation (“Buyer”), Level 3 Services, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Buyer (“Merger Sub”), and Level 3 Colorado, Inc., a Delaware corporation and a direct wholly owned subsidiary of Buyer (“Sister Subsidiary”), have entered into a Merger Agreement dated October 16, 2006 (the “Merger Agreement”), pursuant to which Seller will be merged with and into Merger Sub, which will be the surviving entity (the “Merger”). Pursuant to the Merger Agreement, if, prior to expiration of a specified period following the signing of the Merger Agreement, the holders of a majority in aggregate principal amount of the Seller’s then outstanding 3.125% Convertible Senior Debentures due 2006 have not consented to an amendment to certain covenants contained in the indenture for such debentures, as provided in the Merger Agreement, then the Merger will be structured as follows: (i) Merger Sub, prior to the effective time of the Merger, will be converted into a corporation pursuant to Section 265 of the Delaware General Corporation Law, (ii) Merger Sub will be merged with and into the Company, which will be the surviving entity (the “Surviving Company”), and (iii) immediately thereafter, the Surviving Company will merge with and into Sister Subsidiary, which will be the surviving entity. References herein to the Merger shall be deemed to refer to the alternative structure to the extent used to effect the Merger. Pursuant to the Merger, as more fully described in the Merger Agreement and as further described to us by management of Seller, we understand that each outstanding share of the common stock, $0.01 par value per share (“Seller Common Stock”), of Seller, other than dissenting shares, will be converted into and exchangeable for 1.3411 shares of the common stock, $0.01 par value per share (“Buyer Common Stock”), of Buyer, (the “Stock Consideration”), and $8.18 in cash, without interest (together with the Stock Consideration, the “Consideration”). The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

You have asked for our opinion as investment bankers as to whether the Consideration to be received by holders of Seller Common Stock pursuant to the Merger is fair to such shareholders from a financial point of view, as of the date hereof.

In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to Seller and Buyer, including the consolidated financial statements for recent years and interim periods to June 30, 2006 and certain other relevant financial and operating data relating to Seller and Buyer made available to us from published sources and from the internal records of Seller and Buyer; (ii) reviewed the financial terms and conditions of the Merger Agreement draft dated October 16, 2006;

Board of Directors

Broadwing Corporation

October 16, 2006

(iii) reviewed certain publicly available information concerning the trading of, and the trading market for, Seller Common Stock and Buyer Common Stock; (iv) compared Seller and Buyer from a financial point of view with certain other companies in the telecommunications industry which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the telecommunications industry which we deemed to be comparable, in whole or in part, to the Merger; (vi) reviewed and discussed with representatives of the management of Seller and Buyer certain information of a business and financial nature regarding Seller and Buyer, furnished to us by them, including financial forecasts and related assumptions of Seller and Buyer; (vii) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with Seller’s counsel; and (viii) performed such other analyses and examinations as we have deemed appropriate.

In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for Seller and Buyer provided to us by their respective management, upon their advice and with your consent we have assumed for purposes of our opinion that the forecasts (including the assumptions regarding cost savings and synergies of the combined business) have been reasonably prepared on bases reflecting the best available estimates and judgments of their respective management at the time of preparation as to the future financial performance of Seller and Buyer and that they provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in Seller’s or Buyer’s assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have relied on advice of counsel and independent accountants to Seller as to all legal and financial reporting matters with respect to Seller, Buyer, the Merger and the Merger Agreement, including the legal status and financial reporting of litigation involving Seller or Buyer. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We also have assumed that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Seller or Buyer, nor have we been furnished with any such appraisals. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

We have further assumed with your consent that the final Merger Agreement will not differ in any respect material to our opinion from the October 16, 2006 draft provided to and reviewed by us and that the Merger will be consummated in accordance with the terms described in the Merger Agreement, without waiver by Seller of any of the conditions to its obligations thereunder.

We have acted as financial advisor to Seller in connection with the Merger and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Merger. In the ordinary course of our business, we actively trade the equity securities of Seller and Buyer for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Board of Directors

Broadwing Corporation

October 16, 2006

Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Consideration to be received by holders of Seller Common Stock pursuant to the Merger is fair to such shareholders from a financial point of view, as of the date hereof.

We are not expressing an opinion regarding the price at which the Buyer Common Stock may trade at any future time. The Stock Consideration to be received by the shareholders of Seller pursuant to the Merger is based upon a fixed exchange ratio and, accordingly, the market value of the Stock Consideration may vary significantly.

This opinion is directed to the Board of Directors of Seller in its consideration of the Merger and is not a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger. Further, this opinion addresses only the financial fairness of the Consideration to the shareholders and does not address the relative merits of the Merger and any alternatives to the Merger, Seller’s underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. This opinion may not be used or referred to by Seller, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion, in its entirety, in any proxy statement/prospectus filed with the Securities and Exchange Commission in connection with the Merger, provided that any description of or reference to this opinion in such proxy statement/prospectus is in a form acceptable to us. In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

Very truly yours,

/s/ THOMAS WEISEL PARTNERS LLC
THOMAS WEISEL PARTNERS LLC

Annex C

Goldman, Sachs & Co. 85 Broad Street | New York, New York 10004 Tel: 212-902-1000 | Fax: 212-357-4451

PERSONAL AND CONFIDENTIAL

October 16, 2006

Board of Directors

Broadwing Corporation

1122 Capital of Texas Highway South

Austin, TX 78746-6426

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Broadwing Corporation (the “Company”) of the Consideration (as defined below) to be received by such holders, taken in the aggregate, pursuant to the Agreement and Plan of Merger, dated as of October 16, 2006 (the “Agreement”), among Level 3 Communications, Inc. (“Level 3”), Level 3 Services, LLC, a wholly owned subsidiary of Level 3 (“Merger Sub”), Level 3 Colorado, Inc., a wholly owned subsidiary of Level 3, and the Company. The Agreement provides that the Company will be merged with and into Merger Sub and each outstanding Share will be converted into $8.18 in cash (the “Cash Consideration”) and 1.3411 shares of common stock, par value $0.01 per share (“Level 3 Common Stock”), of Level 3 (the “Stock Consideration”; together with the Cash Consideration, the “Consideration”).

Goldman, Sachs & Co, and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have been engaged by the Company to undertake a study to enable us to render our opinion as to the fairness from a financial point of view of the financial consideration to be received by the holders of Shares in connection with the transaction contemplated by the Agreement (the “Transaction”). We expect to receive a fee for our services in connection with the Transaction, which became payable upon the request of the Company for this opinion, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to the Company from time-to-time. We have provided certain investment banking services to Level 3 from time to time, including having acted as Level 3’s financial advisor in the conversion of its 1,000,000 shares of Class B Common Stock of Commonwealth Telephone Enterprises, Inc. into common shares in July 2003. We also may provide investment banking services to the Company and Level 3 in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

Goldman, Sachs & Co, is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and Individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company. Level 3 and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Level 3 for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Voting Agreement, dated as of October 16, 2006, among Level 3 and certain stockholders of the Company named therein; annual reports to stockholders and Annual Reports on Form 10-K of the Company (and its predecessor) and Level 3 for the five years ended December 31, 2005; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Level 3; certain other communications from the Company and

C-1

Board of Directors

Broadwing Corporation

October 16, 2006

Level 3 to their respective stockholders; and certain internal financial analyses and forecasts for the Company and Level 3 prepared by their respective managements, including certain cost savings and operating synergies projected by the management of Level 3 to result from the Transaction (the “Synergies”). We also have held discussions with members of the senior managements of the Company and Level 3 regarding their assessment of the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and Level 3 Common Stock, compared certain financial and stock market information for the Company and Level 3 with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the competitive telecommunications industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial forecasts prepared by the managements of the Company and Level 3, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of the Company and Level 3. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction contemplated by the Agreement will be obtained without any adverse effect on the Company or Level 3 or on the expected benefits of the Transaction in any way meaningful to our analysis. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Level 3 or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction nor are we expressing any opinion as to the prices at which shares of Level 3 Common Stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our opinion expressed herein is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Shares, taken in the aggregate, pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/S/ GOLDMAN, SACHS & CO
(GOLDMAN, SACHS & CO.)

C-2

Annex D

DELAWARE GENERAL CORPORATION LAW

Section 262. Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex E

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of October 16, 2006, is entered into by and among LEVEL 3 COMMUNICATIONS, INC. (“Parent”) and the individuals and other parties listed on Schedule A hereto (each, a “Stockholder”, and collectively, the “Stockholders”).

WHEREAS, the Stockholders own (both beneficially and of record) in the aggregate 8,024,392 shares of Company Common Stock, par value $0.01 per share (“Company Common Stock”), of Broadwing Corporation, a Delaware corporation (the “Company”) (together with any shares of Company Common Stock acquired by the Stockholder after the date hereof being collectively referred to herein as the “Shares”);

WHEREAS, Parent, Level 3 Services, LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Parent (“Merger Sub”), Level 3 Colorado, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Sister Subsidiary”), and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”); and

WHEREAS, each Stockholder has agreed to enter into this Agreement in order to induce Parent and Merger Sub to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of Parent’s and Merger Sub’s entering into the Merger Agreement and of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Defined Terms. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement.

SECTION 2. Representations and Warranties of Stockholder. Each Stockholder hereby represents and warrants to Parent as follows:

2.1 Title to the Shares. Such Stockholder is the record and beneficial owner of, and has good and marketable title to, the number of shares of Company Common Stock set forth opposite the name of such Stockholder on Schedule A hereto, which as of the date hereof constitutes all of the shares of Company Common Stock, or any other securities convertible into or exercisable for any shares of Company Common Stock (all collectively being “Company Securities”) owned beneficially and of record by such Stockholder and its respective Affiliates. Such Stockholder and its respective Affiliates do not have any rights of any nature to acquire any additional Company Securities. Such Stockholder owns all of such shares of Company Common Stock free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, and has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of such shares of Company Common Stock owned by it.

2.2 Organization. Such Stockholder (if an entity) is duly organized, validly existing, and in good standing under the laws of the state of its incorporation, formation or organization.

2.3 Authority Relative to this Agreement. Such Stockholder has the legal capacity (in the case of Stockholders that are natural persons), and all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of such Stockholder (in case of Stockholders that are not natural persons). This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.

2.4 No Conflict. Except for any filings as may be required by applicable federal securities laws, the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person by such Stockholder; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation, by-laws or analogous documents of such Stockholder (other than Stockholders that are natural persons) or any other agreement to which such Stockholder is a party, including any voting agreement, stockholders agreement, voting trust, trust agreement, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture lease or other agreement, instrument, permit, concession, franchise or license; or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or to such Stockholder’s property or assets.

SECTION	3. Covenants of Stockholder.

3.1 Restriction on Transfer. Except as provided in the last sentence of this Section 3.1, Stockholder hereby covenants and agrees that prior to the termination or expiration of this Agreement, except as otherwise specifically contemplated by this Agreement, Stockholder shall not sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy to, deposit any Shares into a voting trust, enter into a voting trust agreement or create or permit to exist any additional security interest, lien, claim, pledge, option, right of first refusal, limitation on voting rights, charge or other encumbrance of any nature with respect to the Shares, that would prevent or impair Stockholder’s performance of his obligations hereunder. Notwithstanding anything to the contrary in this Agreement, Stockholder may continue to sell Shares in accordance with the terms of his existing 10b5-1 trading plan, provided that he may not amend that plan to increase the volume or frequency of the disposition of the Shares.

3.2 Additional Shares. Prior to the termination of this Agreement, each Stockholder will promptly notify Parent of the number of any new shares of Company Common Stock or any other Company Securities acquired directly or beneficially by such Stockholder, if any, after the date hereof. Any such shares shall become “Shares” within the meaning of this Agreement.

3.3 Appraisal Rights. Each Stockholder hereby irrevocably waives any rights of appraisal, or rights to dissent from the Merger, that such Stockholder may have, and agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company or any of its subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of this Agreement or the Merger Agreement or the consummation of the Merger or any of the other transactions contemplated hereby or thereby.

SECTION 4. Voting Agreement.

4.1 Voting Agreement. Each Stockholder hereby agrees, severally and not jointly, that prior to the termination of this Agreement, at any meeting of the stockholders of the Company, however called, in any action by written consent of the stockholders of the Company, or in any other circumstances upon which such Stockholder’s vote, consent or other approval is sought, such Stockholder shall vote the Shares owned beneficially or of record by such Stockholder as follows:

(a) in favor of adoption of the Merger Agreement and approval of the terms thereof and of the Merger and each of the other transactions contemplated thereby;

(b) against any action or agreement that Parent has provided reasonable prior written notice thereof to Stockholder that has or would be reasonably likely to result in any conditions to the Company’s obligations under Article VIII of the Merger Agreement not being fulfilled;

(c) against any Acquisition Proposal;

(d) against any amendments to the Company Organizational Documents if such amendment would reasonably be expected to prevent or delay the consummation of the Closing; and

(e) against any other action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, or postpone the Merger or the transactions contemplated thereby or change in any manner the voting rights of any class of stock of the Company.

4.2 Other Voting. Each Stockholder shall vote on all issues other than those specified in this Section 4 that may come before a meeting of the stockholders of the Company in its sole discretion, provided that such vote does not contravene the provisions of this Section 4. In the case of a Stockholder who is a member of the Company’s Board of Directors, nothing in this Agreement shall be deemed to govern or relate to any actions, omissions to act, or votes taken or not taken by such Stockholder in his capacity as a director of the Company and no action taken by such Stockholder in his capacity as a director of the Company shall be deemed to violate any of such Stockholder’s duties under this Agreement.

SECTION 5. Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholders as follows:

5.1 Organization. Parent is duly organized, validly existing, and in good standing under the laws of the state of its incorporation.

5.2 Authority Relative to this Agreement. Parent has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Parent. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Stockholders, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.

5.3 No Conflict. The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by Parent, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation or by-laws of Parent or any other agreement to which such Parent is a party; or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Parent or to Parent’s property or assets.

SECTION 6. Further Assurances. Each Stockholder shall, without further consideration, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may request for the purpose of effectuating the matters covered by this Agreement.

SECTION 7. Stop Transfer Order. In furtherance of this Agreement, concurrently herewith each Stockholder shall and hereby does authorize Parent to notify the Company’s transfer agent that there is a stop transfer order with respect to all Shares (and that this Agreement places limits on the voting and transfer of the Shares). Each Stockholder further agrees to cause the Company not to register the transfer of any certificate representing any of the Shares unless such transfer is made in accordance with the terms of this Agreement.

SECTION 8. Certain Events. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding on any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company Common Stock or other voting securities of the Company, the number of Shares shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Company Common Stock or other Company Securities issued to or acquired by a Stockholder.

SECTION 9. No Termination or Closure of Trusts. Unless, in connection herewith, the Shares held by any trust which are presently subject to the terms of this Agreement are transferred upon termination to one or more Stockholders and remain subject in all respects to the terms of this Agreement, the Stockholders who are trustees shall not take any action to terminate, close or liquidate any such trust and shall take all steps necessary to maintain the existence thereof at least until the first to occur of (i) the Effective Time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

SECTION 10. Termination. This Agreement shall terminate on the first to occur of (a) the Effective Time or (b) the termination of the Merger Agreement, provided that the provisions of Section 11 hereof shall survive any such termination.

SECTION 11. Miscellaneous.

11.1 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

11.2 Specific Performance. The parties hereto agree that, in the event any provision of this Agreement is not performed in accordance with the terms hereof, (a) the non-breaching party will sustain irreparable damages for which there is not an adequate remedy at law for money damages and (b) the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

11.3 Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.

11.4 Assignment. Without the prior written consent of the other party to this Agreement, no party may assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of the other party hereto shall be null and void.

11.5 Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

11.6 Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

11.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

11.8 Notices. Except as otherwise provided herein, all notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.8):

if to Parent:

Level 3 Communications, Inc.

1025 Eldorado Blvd.

Broomfield, CO 80021

Attn: General Counsel

with a copy to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention: David K. Boston

if to the Stockholders, at their respective addresses set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

11.9 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

11.10 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

11.11 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

LEVEL 3 COMMUNICATIONS, INC.

By:	/s/ ROBERT M. YATES
Name:	Robert M. Yates
Title:	Senior Vice President

STOCKHOLDERS

DR. DAVID HUBER

By:	/s/ DAVID R. HUBER
Name:	David R. Huber

HRLD LIMITED PARTNERSHIP

By:	/s/ DAVID R. HUBER
Name:	David R. Huber
Title:	President of its general partner,

HRLD CORPORATION

DR. DAVID R. HUBER GRANTOR RETAINED ANNUITY TRUST

By:	/s/ DAVID R. HUBER
Name:	David R. Huber
Title:	Grantor

COLUMBIA TRUST

By:	/s/ DAVID R. HUBER
Name:	David R. Huber

THE GRANDE FOUNDATION

By:	/s/ DAVID R. HUBER
Name:	David R. Huber

HRLD CORPORATION

By:	/s/ DAVID R. HUBER
Name:	David R. Huber
Title:	President

SCHEDULE A

Name and Address of Stockholder	Number and Class of Shares Owned	Total Number of Votes
David R. Huber 7151 Columbia Gateway Drive Suite E Columbia, MD 21045	5,053,937 common shares	5,053,937

HRLD Limited Partnership 7151 Columbia Gateway Drive Suite E Columbia, MD 21045	2,491,673 common shares	2,491,673

The David R. Huber Grantor Retained Annuity Trust 7151 Columbia Gateway Drive Suite E Columbia, MD 21045	295,210 common shares	295,210

Columbia Trust 7151 Columbia Gateway Drive Suite E Columbia, MD 21045	142,000 common shares	142,000

Grande Foundation 7151 Columbia Gateway Drive Suite E Columbia, MD 21045	41,276 common shares	41,276

HRLD Corporation 7151 Columbia Gateway Drive Suite E Columbia, MD 21045	296 common shares	296

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final action of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation’s by-law, agreement, vote or otherwise.

In accordance with Section 145 of the DGCL, Article XI of the Restated Certificate of Incorporation (the “Certificate”) of Level 3 Communications, Inc., a Delaware corporation and its subsidiaries, which we refer to as Level 3, and Level 3’s Amended and Restated By-Laws (the “By-Laws”) provide that Level 3 shall indemnify each person who is or was a director, officer or employee of Level 3 (including the heirs, executors, administrators or estate of such person) or is or was serving at the request of Level 3 as director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted under subsections 145(a), (b), and (c) of the DGCL or any successor statute. The indemnification provided by the Certificate and the By-Laws shall not be deemed exclusive of any other rights to which any of those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Expenses (including attorneys’ fees) incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Level 3. The Certificate further provides that a director of Level 3 shall not be personally liable to Level 3 or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Level 3 or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Level 3 shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

The By-Laws provide that Level 3 may purchase and maintain insurance on behalf of its directors, officers, employees and agents against any liabilities asserted against such persons arising out of such capacities.

Item 21. Exhibits and Financial Statement Schedules.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.		Description
2.1		Agreement and Plan of Merger, dated as of October 16, 2006, as Amended by the First Amendment to Agreement and Plan of Merger Dated as of November 21, 2006, among Level 3 Communications, Inc., Level 3 Services, LLC, Level 3 Colorado, LLC and Broadwing Corporation (attached as Annex A to the proxy statement/prospectus included in this Registration Statement).

3.1		Restated Certificate of Incorporation of Level 3 Communications, Inc. (filed as Exhibit 3 to Level 3 Communications, Inc.’s Current Reports on Form 8-K filed on May 27, 2005 and May 17, 2006).

3.2		Amended and Restated By-laws of Level 3 Communications, Inc. (filed as Exhibit 3 to Level 3 Communications, Inc.’s Current Report on Form 8-K filed on May 17, 2006).

5.1		Opinion of Willkie Farr & Gallagher LLP as to the validity of the shares being registered.

8.1		Opinion of Willkie Farr & Gallagher LLP as to the Material United States federal income tax consequences of the merger.

8.2		Opinion of Greenberg Traurig, LLP as to the Material United States federal income tax consequences of the merger.

9.1		Voting Agreement, dated as of October 16, 2006, by and among Level 3 Communications, Inc. and the individuals and other parties listed on Schedule A thereto (attached as Annex E to the proxy statement/prospectus included in this Registration Statement).

21.1	*	Subsidiaries of the Registrant.

23.1		Consent of KPMG LLP for Level 3 Communications, Inc.

23.2		Consent of PricewaterhouseCoopers.

23.3		Consent of KPMG LLP for Broadwing Corporation.

23.4		Consent of Willkie Farr & Gallagher LLP (included in Exhibits 5.1 and 8.1 hereto).

23.5		Consent of Greenberg Traurig, LLP (included in Exhibit 8.2 hereto).

24.1	*	Powers of Attorney (included on the signature pages hereto).

99.1		Opinion of Thomas Weisel Partners LLC (attached as Annex B to the proxy statement/prospectus included in this Registration Statement).

99.2		Opinion of Goldman, Sachs & Co. (attached as Annex C to the proxy statement/prospectus included in this Registration Statement).

99.3		Consent of Thomas Weisel Partners LLC.

99.4		Consent of Goldman, Sachs & Co.

99.5		Form of Proxy Card.

*	Previously filed.

Item 22. Undertakings

The undersigned Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(f) That every prospectus: (i) that is filed pursuant to paragraph (e) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(h) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Broomfield, State of Colorado, on the 22nd day of November, 2006.

LEVEL 3 COMMUNICATIONS, INC.
By:	/s/ THOMAS C. STORTZ
	Name:	Thomas C. Stortz
	Title:	Executive Vice President, Chief Legal Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

* Walter Scott, Jr.	Chairman of the Board	November 22, 2006

* James Q. Crowe	Chief Executive Officer and Director	November 22, 2006

* Sunit S. Patel	Group Vice President and Chief Financial Officer (Principal Financial Officer)	November 22, 2006

* Eric J. Mortensen	Sr. Vice President and Controller (Principal Accounting Officer)	November 22, 2006

* James O. Ellis, Jr.	Director	November 22, 2006

* Richard R. Jaros	Director	November 22, 2006

* Robert E. Julian	Director	November 22, 2006

* Arun Netravali	Director	November 22, 2006

* John T. Reed	Director	November 22, 2006

* Michael B. Yanney	Director	November 22, 2006

* Albert C. Yates	Director	November 22, 2006

Thomas C. Stortz, by signing his name below, signs this document on behalf of each of the above named persons specified by an asterisk (*), pursuant to a power of attorney duly executed by such persons and filed with the Securities and Exchange Commission in the Registrant’s Registration Statement on November 6, 2006.

By:	/s/ THOMAS C. STORTZ
Thomas C. Stortz Attorney-in-fact